As filed with the Securities and Exchange Commission on November 14, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Western Express Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	4213	20-3541885
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
7135 Centennial Place
Nashville, Tennessee 37209
(615) 259-9920
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Wayne Wise
Chief Executive Officer and President
Western Express Holdings, Inc.
7135 Centennial Place
Nashville, Tennessee 37209
(615) 259-9920
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark A. Scudder Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	William B. Brentani Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed maximum	Amount of
Title of each class of securities to be registered	aggregate offering price(1)(2)	registration fee

Common stock, $0.001 par value per share	$90,000,000	$10,593

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2) Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated November 14, 2005
Prospectus
                                 shares
Common stock
This is the initial public offering of common stock by Western Express Holdings, Inc. No public market currently exists for our common stock. We are selling                      shares of common stock and the selling stockholders are selling                      shares of common stock. We currently anticipate the initial public offering price of our common stock to be between $          and $           per share. The market price of the shares after this offering may be higher or lower than the offering price.
We have applied for listing of our common stock on the Nasdaq National Market under the symbol “WEXP.”

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Western Express, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to                      additional shares at the public offering price, less the underwriting discounts and commissions, to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Delivery of the shares of common stock will be made on or about                     , 2006.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

Stephens Inc.	BB&T Capital Markets
                      , 2006

Page
Prospectus summary	1
Risk factors	8
Special note regarding forward-looking statements	24
Use of proceeds	25
Dividend policy	25
Capitalization	27
Dilution	28
Selected consolidated financial data	29
Management’s discussion and analysis of financial condition and results of operations	32
Our industry	60
Business	62
Management	72
Certain relationships and related transactions	79
Principal and selling stockholders	82
Description of capital stock	83
Shares eligible for future sale	87
Underwriting	89
Legal matters	93
Experts	93
Where you can find more information	93
Index to consolidated financial statements	F-1
Articles of Incorporation
Bylaws
Revolving Credit and Security Agreement
Commercial Real Estate Sale Contract
Promissory Note
Deed of Trust
2005 Omnibus Incentive Plan
Daimler Chrysler Service Truck Finance Lease Agreement (Open-End)
Master Lease Agreement
Master Lease Agreement
Equipment Lease or Rental Agreement
Equipment Lease or Rental Agreement
Amendment No.1 to Memorandum of Agreement
Exchange Agreement
Subsidiaries
Consent of Crowe Chizek and Company LLC

Prospectus summary
This summary highlights information contained elsewhere in the prospectus. It does not contain all information you should consider before deciding to purchase shares of common stock in this offering. You should read the entire prospectus carefully, including the consolidated financial statements, the notes to those financial statements, and the information under “Risk factors,” before making an investment decision. Unless the context requires otherwise, references in the prospectus to “Western Express,” “company,” “we,” “our,” “us,” and similar terms refer to Western Express Holdings, Inc. and its consolidated subsidiary and affiliates.
Overview
We are a truckload carrier of diversified freight. As a truckload carrier, we generally transport full trailer loads of freight for a single customer from origin to destination without intermediate stops or handling. We generated $225.5 million in total revenue during 2004, and ranked as the 30th largest truckload carrier in the United States, measured by revenue, according to Transport Topics, a publication of the American Trucking Associations.
We have a history of growth through significant acquisitions. Between 2000 and 2003, we completed four asset acquisitions, which helped expand the average size of our fleet to 1,404 tractors in 2004 from 563 in 2001. During 2004 and 2005, we temporarily halted our acquisition program in order to focus on replacing most of our tractor and trailer fleet to reduce our maintenance and tires expense, improve the reliability of our service, and make our fleet more attractive to drivers and customers. As our fleet upgrade nears completion in the first quarter of 2006, we intend to resume seeking additional acquisitions as a key component of our growth strategy.
Our profitability has improved during 2005 as a result of our fleet upgrade and our continued focus on shortening our average length of haul. We generated $120.3 million in total revenue and $1.5 million in net income for the six months ended June 30, 2005, compared with $107.2 million in total revenue and a net loss of $0.6 million during the same period of 2004. Our operating ratio, which we define as total operating expenses, net of fuel surcharges, as a percentage of freight revenue, was 94.8% for the six months ended June 30, 2005, compared with 97.5% for the same period of 2004. Because our fleet upgrade was only partially complete at June 30, 2005, we expect significant additional improvements in our costs per mile relating to the new equipment.
Operations
We generally transport full trailer loads of freight for a single customer from origin to destination without intermediate stops or handling. Our operations are headquartered in Nashville, Tennessee, with ready access to the major traffic lanes on Interstates 24, 40, and 65. By focusing on short-to-medium lengths of haul, primarily in the East, we managed to reduce our average length of haul to 641 miles in 2004 from 893 miles in 2001. We believe this market is attractive because:

•	an estimated 80% of freight in the United States moves in distances of 600 miles or less;

•	increasing equipment density in selected lanes and regions helps us meet customer demands for capacity and complements routing efficiency, which can shorten turn times between loads and lower our non-revenue miles, which we define as the percentage of miles for which we are not compensated;

•	we believe drivers prefer the shorter routes and greater opportunities for home time; and

•	shorter lengths of haul generally pay higher rates per mile, generate fewer miles of wear and tear, and lessen competition from rail and intermodal competitors.
We provide three primary service offerings:

•	Dry van. Our dry van service offering generated approximately $141.5 million in total revenue in 2004, or 62.7% of our total revenue, generally operating in short-to-medium lengths of haul east of the Mississippi River.

•	Flatbed. Our flatbed service offering generated approximately $58.6 million in total revenue in 2004, or 26.0% of our total revenue, operating primarily in short-to-medium lengths of haul in the South from the Atlantic Seaboard to Texas.

•	Dedicated. Our dedicated service offering generated approximately $25.4 million in total revenue in 2004, or 11.3% of our total revenue, providing contracted tractor and trailer capacity to specific customers, generally under multi-year contracts.
Growth strategy and acquisitions
We have grown primarily through acquisitions, supplemented by organic growth from existing customers, dedicated contracts, and new business. The four asset acquisitions we completed between 2000 and 2003 were:

•	acquisition of substantially all trucking assets of Alabama Dixieland Express, including 163 tractors;

•	acquisition of substantially all trucking assets of Proline Carriers, LLC and Prostar Logistics, LLC, including 324 tractors;

•	acquisition of substantially all trucking assets of J-Mar Trucking, Inc., including 351 tractors; and

•	acquisition of substantially all trucking assets and accounts receivable of Deaton, Inc. and its affiliates, including 246 tractors.
These acquisitions were strategically important because we were able to expand our operations to a meaningful size to serve major shippers, penetrate the dedicated market with critical mass and establish key customer contacts, achieve a significant flatbed presence to augment our then-modest internally developed platform, and obtain certain economies of scale.
Although we temporarily halted our acquisition program during 2004 and 2005 to focus on replacing our fleet, we expect to resume acquisitions in the future. We believe our acquisition-based growth strategy is advantageous for the following reasons:

•	our industry is large and highly fragmented, with numerous acquisition targets;

•	driver recruiting is one of the key challenges to growth in our industry, and acquisitions afford a method of acquiring a tractor and a driver at the same time;

•	acquired companies afford an avenue for obtaining seasoned sales, operations, and management personnel, as well as customer relationships; and

•	significant economies of scale are available in purchasing items such as revenue equipment, fuel, tires, and insurance, as well as in staffing certain administrative functions.

However, we may not complete any acquisitions and, if we do, we will be exposed to the risks associated with such acquisitions.
Operating efficiencies through fleet upgrade
Since the fourth quarter of 2004, we have replaced substantially all of our tractors and dry van trailers with new equipment. We believe this fleet upgrade is contributing to significant, ongoing cost reductions and other benefits, including reduced maintenance and tires expense, a more attractive fleet to aid in driver recruitment and retention, and greater reliability to improve customer service and equipment utilization. The following table demonstrates the reduction of our fleet age and the improvements in our maintenance and tires cost per mile since the beginning of our fleet upgrade.

	September 30,	December 31,	March 31,	June 30,
Three months ended	2004	2004	2005	2005

Average tractor age in months	52	42	30	25
Maintenance and tires expense per mile	$0.184	$0.183	$0.157	$0.134

We expect to complete our fleet upgrade during the first quarter of 2006, immediately after which we expect our average tractor age to be approximately 10 months, with the goal of maintaining our average tractor age within a range of approximately 18 to 24 months. We expect improvements in our operating expenses to lag behind new truck deliveries by a few months, primarily because of the costs of preparing old equipment for sale, preparing new equipment to be placed in service, and lost driving time while swapping equipment. Accordingly, the improvements to date reflect only a portion of the overall benefits we ultimately expect to realize.
Company history and information
We were incorporated in Nevada in September 2005 to hold the capital stock of our operating subsidiary, Western Express, Inc., which was formed in 1990 by Wayne Wise, our Chief Executive Officer and President. Our principal executive offices are located at 7135 Centennial Place, Nashville, TN 37209. Our telephone number is (615) 259-9920, and our website address is www.westernexp.com. Information contained on or accessible through our website is not part of, or incorporated by reference into, this prospectus.
All of our outstanding common stock is currently held by Wayne Wise, Donna Wise, and Paul Wieck. Assuming no exercise of the underwriters’ over-allotment option, we expect that such persons collectively will own approximately           % of our common stock after this offering.
Risk factors
An investment in our common stock involves a high degree of risk. You should carefully consider the information set forth under “Risk factors” beginning on page 8 and the other information contained in this prospectus before investing in our common stock.

The offering
Common stock offered by us:                      shares
Common stock offered by the selling stockholders:                      shares
Common stock to be outstanding after this offering:                      shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $          million. We intend to use these net proceeds as follows:

•	the repayment of $ million in outstanding debt;

•	the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering; and

•	the remainder for general corporate purposes, including potential acquisitions of complementary businesses and working capital.
We currently have no specific acquisition plans. We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of proceeds.”
Proposed Nasdaq National Market Symbol: “WEXP”
The number of shares of common stock to be outstanding after this offering is based on our common stock outstanding as of September 30, 2005. The number of shares to be outstanding after the offering excludes 1,000,000 shares of common stock reserved for issuance under our omnibus incentive plan. We expect to approve the issuance of options to purchase                      shares of common stock and awards of                      shares of restricted stock contemporaneously with this offering. The stock options will have an exercise price equal to the closing price on the day of this offering.
Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption that the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, the selling stockholders will sell an additional                      shares in this offering.
Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption of an initial public offering price of $                     per share, the mid-point of the filing range set forth on the cover page of this prospectus.
In connection with this offering, all of the stockholders of Western Express, Inc. formed Western Express Holdings, Inc. under the laws of Nevada and agreed to contribute all of their capital stock of Western Express, Inc. to Western Express Holdings, Inc. in exchange for shares of common stock of Western Express Holdings, Inc. immediately prior to the consummation of this offering. Following this contribution, Western Express, Inc. will be a wholly owned subsidiary of Western Express Holdings, Inc. Unless the context otherwise requires, all information in this prospectus assumes that the contribution and exchange described above have been consummated.

Summary consolidated financial and operating data
The following table presents summary historical, pro forma, and pro forma as adjusted consolidated financial and operating data. The summary historical statements of operations data for the three years ended December 31, 2004, and the summary balance sheet data at December 31, 2004, have been derived from our audited consolidated financial statements. Our annual financial statements at and for the three years ended December 31, 2004, were audited by Crowe Chizek and Company LLC and are included elsewhere in this prospectus. The summary historical statements of operations data for the two years ended December 31, 2001, and the six months ended June 30, 2004, and 2005, and the summary balance sheet data at June 30, 2005, have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements for the six months ended June 30, 2004, and 2005 are included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements and data include all adjustments (consisting only of normal recurring adjustments) necessary to present the information fairly. The results for partial years are not necessarily indicative of results we would achieve for a full year. For all periods presented, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Our historical income tax expense consisted of certain state and local income taxes. Prior to the completion of this offering, we will become subject to U.S. federal and certain state and local income taxes applicable to C corporations. See “Management’s discussion and analysis of financial condition and results of operations—Introduction—S corporation status and pro forma C corporation income taxes”; and “Note 1—Summary of significant accounting policies—Income taxes,” “Note 8—Income taxes,” and “Note 14—Transactions in connection with proposed initial public offering—Conversion to C corporation” to our consolidated financial statements. You should read the information below together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes, and other financial information included in this prospectus. The summary historical consolidated financial and operating data set forth below are not necessarily indicative of the results of future operations.
Summary consolidated financial data

						Six months ended
Year ended December 31,						June 30,
(In thousands, except
per share amounts)	2000	2001	2002	2003	2004	2004	2005

	(unaudited)					(unaudited)
Statements of operations data:
Freight revenue	$43,252	$75,475	$114,933	$190,893	$211,093	$101,464	$109,988
Fuel surcharges	2,071	2,701	2,713	7,283	14,391	5,780	10,331
Total revenue	45,323	78,176	117,645	198,176	225,484	107,243	120,320
Operating income	4,400	3,082	6,493	4,779	8,172	2,529	5,727
Net income (loss)	2,152	(186)	2,406	(1,160)	1,522	(617)	1,503
Basic and diluted earnings (loss) per share	$0.43	$(0.04)	$0.48	$(0.23)	$0.30	$(0.12)	$0.30
Basic and diluted weighted average shares outstanding	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Pro forma C corporation data(1):
Historical income (loss) before income taxes	$2,112	$(186)	$2,504	$(1,147)	$1,577	$(598)	$1,581
Pro forma income tax expense	1,322	428	2,005	1,360	2,161	554	1,382

Pro forma net income (loss)	$790	$(614)	$500	$(2,507)	$(584)	$(1,152)	$199
Pro forma income (loss) per share:
Basic and diluted earnings (loss) per share	$0.16	$(0.12)	$0.10	$(0.50)	$(0.12)	$(0.23)	$0.04
Basic and diluted weighted average shares outstanding	5,000	5,000	5,000	5,000	5,000	5,000	5,000

(footnotes on following page)

	At December 31,
	2004	At June 30, 2005 (unaudited)

				Pro forma as
(In thousands)	Actual	Actual	Pro forma(2)	adjusted(3)

Balance sheet data:
Cash	$314	$117	$117	$
Restricted cash	4,176	5,187	5,187
Net property and equipment	84,499	100,935	100,935
Total assets	127,643	142,324	144,824
Long-term debt and capitalized leases, including current maturities	105,533	116,353	116,353
Total stockholders’ equity (deficit)	5,487	6,990	(7,610)

(1) In 1990, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay federal income taxes at the corporate level. Historical income taxes consist mainly of state income taxes. As part of our corporate restructuring in connection with this offering, our holding company, Western Express Holdings, Inc., was established as a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect. Our pro forma income tax expense includes $0.5 million in 2000, $0.5 million in 2001, $1.1 million in 2002, $1.8 million in 2003, $1.6 million in 2004, $0.8 million in the six months ended June 30, 2004, and $0.8 million in the six months ended June 30, 2005, relating to our non-deductible expenses, such as our driver per diem program. We offer certain of our drivers, primarily in our dry van operation, a per diem reimbursement of meal and incidental expenses at a defined rate per mile. Under applicable Internal Revenue Service, or IRS, guidelines, a certain percentage of the per diem portion attributable to meals is non-deductible. This non-deductible portion is added back to our income before income taxes for purposes of determining our income tax expense. The income tax expense related to per diem varies primarily with the miles driven by our dry van drivers rather than by our level of profitability. Accordingly, the non-deductible portion of per diem payments affects our effective tax rate. See “Management’s discussion and analysis of financial condition and results of operations—Introduction—S corporation status and pro forma C corporation income taxes”; and “Note 14—Transactions in connection with proposed initial public offering—Conversion to C corporation” to our consolidated financial statements.
(2) Gives effect to: (i) the reclassification of remaining retained earnings to additional paid-in capital upon our conversion from an S corporation to a C corporation contemporaneously with this offering; (ii) the establishment of net long-term deferred tax liabilities of approximately $14.6 million upon our conversion to a C corporation; and (iii) the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering and an accompanying increase of $2.5 million in goodwill.
(3) Gives effect to: (i) the adjustments referred to in note 2 above; (ii) our sale of                 shares of common stock at the assumed initial public offering price of $        per share; and (iii) the application of our estimated net proceeds as described in “Use of proceeds.”

Summary operating data

						Six months ended
						June 30,

Year ended December 31,	2000	2001	2002	2003	2004	2004	2005

For period:
Operating ratio(1)	89.8%	95.9%	94.4%	97.5%	96.1%	97.5%	94.8%
Average freight revenue per loaded mile(2)	*	$1.336	$1.333	$1.406	$1.472	$1.432	$1.555
Average miles per tractor per week(3)(4)	*	2,285	2,512	2,274	2,114	2,138	2,123
Average freight revenue per tractor per week(4)(5)	*	$2,574	$2,921	$2,775	$2,726	$2,668	$2,863
Average length of haul (in miles)(6)	*	893	854	670	641	644	609
Non-revenue miles percentage(7)	*	15.7%	12.8%	13.2%	12.4%	12.9%	13.3%
Weighted average tractors(4)(8)	*	563	705	1,346	1,404	1,409	1,400
Average age of company tractors (in months)	*	*	34	42	47	48	28

 *  Data unavailable because we did not track this information during the indicated periods.
(1) We define operating ratio as total operating expenses, net of fuel surcharges, as a percentage of freight revenue. We believe that fuel surcharge revenue is sometimes volatile and eliminating the impact of this source of revenue affords a more consistent basis for comparing our results of operations from period to period. Operating ratio as we calculate it may be considered a non-GAAP financial measure because of the exclusion of fuel surcharge revenue and application of fuel surcharges against fuel expense. If operating ratio were calculated based on total operating expenses as a percentage of total revenue, our operating ratio calculated in that manner would have been 90.3% in 2000, 96.1% in 2001, 94.5% in 2002, 97.6% in 2003, 96.4% in 2004, and 97.6% and 95.2% for the six months ended June 30, 2004, and 2005, respectively.
(2) Average freight revenue per loaded mile includes the freight revenue and miles from our intermodal and brokerage operations. We believe this helps us track the potential revenue of all freight that enters our system.
(3) Average miles per tractor per week excludes the miles attributable to our intermodal and brokerage operations and is calculated based on all of our company- and independent contractor-operated tractors, including tractors that are not operating for lack of a driver, repairs, maintenance, or any other reason. We believe including all tractors and excluding miles not operated by our tractors helps us evaluate and manage the effectiveness of our equipment utilization and to evaluate the impact of our fleet upgrade and our success in recruiting and retaining drivers.
(4) Independent contractors provided an average of 28, 23, 68, and 73 tractors in 2001, 2002, 2003, and 2004, and 71 and 91 tractors in the six months ended June 30, 2004, and June 30, 2005, respectively. The 2000 data are unavailable.
(5) Average freight revenue per tractor per week is derived by multiplying average freight revenue per loaded mile, adjusted for the percentage of non-revenue miles, by average miles per tractor per week. As a result, it excludes the revenue effect of miles from our intermodal and brokerage operations. The number of tractors includes our company- and independent contractor-operated tractors, including tractors that are not operating for lack of a driver, repairs, maintenance, or any other reason.
(6) Average length of haul includes the miles and loads from our intermodal and brokerage operations.
(7) Represents the percentage of miles for which we are not compensated.
(8) Includes our company- and independent contractor-operated tractors, including tractors that are not operating for lack of a driver, repairs, maintenance, or any other reason.

Risk factors
Any investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. Each of these factors could materially and adversely affect our business and financial condition, results of operations, and cash flows. This could cause the trading price of our common stock to decline, perhaps significantly, and, therefore, you may lose all or part of your investment.
Risks related to our business
Our business is subject to general economic and business factors that are largely out of our control, any of which could have a negative impact on our operating results.
Our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

•	recessionary economic cycles;

•	changes in customers’ inventory levels;

•	excess tractor or trailer capacity in comparison with shipping demand; and

•	downturns in customers’ business cycles.
Economic conditions that decrease our shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. If our customers encountering negative economic conditions suffer losses and become unable to compensate us for services we provide, we may be required to increase our allowance for doubtful accounts.
We are also subject to increases in costs that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, increases in interest rates, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees.
In addition, events outside our control, such as strikes or other work stoppages at our facilities or at customer, port, border, or other shipping locations, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements, could lead to reduced economic demand, reduced availability of credit, or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.
We may not be able to successfully execute our acquisition strategy, which could cause our business and future growth prospects to suffer.
A key component of our growth strategy is to pursue acquisitions of complementary businesses. Acquisitions have provided a substantial portion of our historical growth. However, suitable acquisition candidates may not be available in the future on terms and conditions we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources than we do. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete strategic acquisitions that we otherwise find desirable. Further, if we succeed in consummating acquisitions, our business, financial condition, and results of operations may be negatively affected because:

•	some of the acquired businesses may not achieve anticipated revenue, earnings, or cash flows;

•	we may assume liabilities that were not disclosed to us or otherwise exceed our estimates;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

•	acquisitions could disrupt our ongoing business, distract our management, and divert our resources;

•	we may experience difficulties operating in markets in which we have had no or only limited direct experience;

•	there is a potential for loss of customers, employees, and drivers of any acquired company;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our stockholders; and

•	we may incur additional indebtedness.
If we are unable to successfully execute our growth strategy, our financial condition and future results of operations may suffer, and our stock price could decline as a result.
Our total revenue has grown to approximately $225.5 million in 2004 from approximately $45.3 million in 2000, and our strategy is to continue to strive for significant revenue growth. We cannot assure you that our revenue growth will continue at historical levels or at all, or that we will overcome the risks associated with the growth of our company. These risks include start-up costs required to augment our expansion and lower rates driven by competition, as well as increased pressure on our management, our driver recruiting and retention functions, our ability to manage customer demands and our operations, our capital resources, and our information technology systems. In addition, hiring many new employees, particularly in connection with acquisitions, will require increased training costs and may result in inefficiencies, lack of coordination, and differences in organizational cultures that could make our operations more costly or less efficient.
We have a limited history of improved operations on which you should not place undue reliance. If we fail to continue to deliver improved results, our financial condition and results of operations could be harmed, and our stock price could decline.
In 2002, 2003, and 2004, our net income (loss) was approximately $2.4 million, $(1.2) million, and $1.5 million. Beginning in the fourth quarter of 2004, our profitability began to improve. Our net income for the six months ended June 30, 2005, was $1.5 million. We believe this improvement is largely due to our fleet upgrade, pursuant to which we have reduced the average age of our tractor fleet from 48 months for the six months ended June 30, 2004, to 28 months for the six months ended June 30, 2005, and recognized a gain of approximately $2.2 million during the six months ended June 30, 2005, relating to the sale of revenue equipment, which decreased our depreciation expense during that period. The implementation of our fleet upgrade has been an integral part of our strategy. Although we were able to execute this element of our strategy in the past, we cannot guarantee that we will continue to do so in the future or that we will achieve additional benefits from this initiative. Nor can we assure you that we will be able to maintain or improve our average freight revenue per tractor per week, as we anticipate it will be necessary to address cost increases facing us and our industry, such as those resulting from increased prices of revenue equipment, higher driver compensation, rising fuel prices, and increased cost of governmental regulation.
Fluctuations in the price or availability of fuel and our ability to collect fuel surcharges may affect our costs of operation.
To operate our tractors, we require significant amounts of diesel fuel, which is one of our largest operating expenses. Diesel fuel prices fluctuate greatly, and prices and availability of all petroleum products are subject to economic, political, and other market factors beyond our control. Fuel prices increased substantially in 2004 compared with 2003 and have continued to increase in 2005, resulting in an increase of our average diesel fuel price from approximately $1.79 per gallon in 2004 to nearly $3.00 per gallon for the week ended September 30, 2005.
In the third quarter of 2005, hurricanes Katrina and Rita struck oil production facilities in the Gulf of Mexico and the coast of a number of states bordering the Gulf of Mexico, including Texas, Louisiana, Mississippi, and Alabama. The hurricanes destroyed thousands of business structures, homes, and oil production facilities. It is not possible at this time to determine either the short- or long-term effects the hurricanes will have on our business. Because a significant portion of the oil refining capacity of the country is located on the Gulf Coast, and because ports at the mouth of the Mississippi River and on the Gulf Coast handle a significant portion of the nation’s oil shipments, oil prices have increased, supply has decreased, and it is possible that there will be disruptions in the fuel supply chain. As fuel is essential to our operations, such conditions could negatively affect our business, financial condition, and results of operations. In addition, other areas where we do business, particularly the northeastern United States, may be impacted by fuel shortages caused by, among other factors, use of crude oil reserves for other purposes, such as home heating oil, reduced fuel inventories in the oil industry, fuel supply chain disruptions, and insufficient oil refining and pipeline capacity. Any such shortages may adversely affect our operations.
Most of our customer contracts contain fuel surcharge provisions to mitigate the effect of price increases over base amounts set in the contract. However, these arrangements vary by customer and do not fully protect us from fuel price increases. Accordingly, further increases in fuel prices will continue to raise our operating costs, even after applying fuel surcharge revenue.
We currently do not have any fuel hedging contracts in place. If we do hedge, we may be forced to make cash payments under the hedging arrangements. Based on current market conditions, the absence of meaningful fuel price protection through these measures could adversely affect our profitability.

We operate in a highly competitive and fragmented industry, and our business and results of operations may suffer if we are unable to adequately address downward pricing and other competitive pressures.
Numerous competitive factors could impair our ability to grow our business or to maintain or improve our profitability. These factors include the following:

•	We compete with many other carriers of varying sizes that dedicate an entire trailer to one customer from origin to destination, which we refer to in this prospectus as truckload carriers. To a lesser extent, we compete with carriers that pick up multiple shipments, each typically weighing less than 10,000 pounds, from multiple customers on a single truck, which we refer to in this prospectus as less-than-truckload, or LTL, carriers, railroads, and third party logistics, brokerage, freight forwarding, and other transportation companies. Many of our competitors are larger, better known, have more equipment, a wider range of services, greater capital resources, or other competitive advantages.

•	Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates or to continue to expand our business or may require us to reduce our freight rates.

•	Some of our customers also operate their own private trucking fleets, and they may decide to transport more of their own freight.

•	In recent years, a number of shippers have reduced the number of carriers they use by selecting core carriers as approved service providers. As this trend continues, some of our customers may not select us as a core carrier.

•	Many customers periodically solicit bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in a loss of business to competitors.

•	The continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources and other competitive advantages relating to their size, and we may have difficulty competing with them.

•	Advances in technology require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from freight logistics and brokerage companies may negatively impact our customer relationships and freight rates.

•	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve such carriers’ ability to compete with us.
Increased prices and restricted availability of new revenue equipment could cause our financial condition, results of operations, and cash flows to suffer.
We have experienced higher prices for new tractors over the past few years, primarily as a result of higher commodity prices, better pricing power among equipment manufacturers, and government regulations applicable to newly manufactured tractors and diesel engines. We expect to continue to pay increased prices for revenue equipment and incur additional expenses and related financing costs for the foreseeable future. In addition, because of manufacturing capacity constraints and large orders in advance of the new engine standard required by U.S. Environmental Protection Agency, or EPA, in 2007, we may be unable to purchase as much new revenue equipment in the next few years as we may need to upgrade and maintain our fleet in order to sustain our growth.
Our fleet upgrade may be impaired and our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers or if we have to pay increased prices for new revenue equipment.
We have significant ongoing capital requirements that could harm our financial condition, results of operations, and cash flows if we are unable to generate sufficient cash from operations.
The transportation industry is very capital intensive. Historically, we have depended on cash from operations, borrowings from banks and finance companies, and leases to expand the size of our terminal network and revenue equipment fleet and upgrade our revenue equipment. Although we replaced approximately 830 tractors and approximately 1,110 trailers from June 30, 2004, through June 30, 2005, we expect to continue to upgrade our older revenue equipment, including any revenue equipment we may obtain through acquisitions. Because our strategy contemplates significant growth, our capital expenditure needs could be very substantial. We anticipate our budget for capital expenditures, without giving effect to any offsets from sales or trades of equipment or acquisitions of businesses we may make and assuming all revenue equipment is purchased, to be approximately $69.3 million for 2005, of which approximately $45.9 million had been expended as of June 30, 2005, and approximately $4.3 million for 2006. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods of time, any of which could reduce our profitability.
Substantial indebtedness and operating lease obligations could impair our ability to respond to changes in our industry or business.
We have substantial debt in relation to our stockholders’ equity and significant cash requirements for operating lease payments. At June 30, 2005, we had outstanding indebtedness (including capitalized lease obligations) of $116.4 million and remaining obligations under outstanding noncancellable operating leases of approximately $36.4 million (excluding payments that may be due in connection with our obligation to pay the lessor an amount equal to any shortage between the proceeds from the sale of the leased equipment and the agreed value). We expect to continue to have substantial debt and lease financing obligations following completion of this offering due to the capital-intensive nature of our business and our growth strategy. As a result of our capital structure:

•	our vulnerability to adverse economic conditions and competitive pressures is heightened;

•	we will continue to be required to dedicate a substantial portion of our cash flows from operations to operating lease payments and repayment of debt, limiting the availability of cash for other purposes;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations;

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited; and

•	we may be required to issue additional equity securities to raise funds, which would dilute the ownership position of our stockholders.
Our financing obligations could negatively impact our future operations, our ability to satisfy our capital needs, or our ability to engage in other business activities. We also cannot assure you that additional financing will be available to us when required or, if available, will be on terms satisfactory to us.
Our revolving credit facility and some of our revenue equipment leases contain restrictive and financial covenants, and we may be unable to comply with these covenants. A default could result in the acceleration of all of our outstanding indebtedness, which could have an adverse effect on our financial condition, liquidity, results of operations, and the price of our common stock.
In March 2004, we entered into a $37.0 million secured revolving credit facility with CapitalSource Finance LLC. The credit facility and our other financing arrangements contain covenants that require us to maintain specified financial ratios and consolidated net worth and restrict our ability to make distributions on our capital stock, prepay other debt, or undertake various other corporate actions. For example, our revolving credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	incurring additional indebtedness or encumbering certain of our assets;

•	engaging in an acquisition or other business combination that would result in a change of control involving us;

•	disposing of our assets, except in the ordinary course of business;

•	engaging in certain transactions with affiliates and acquisitions or other business combinations without the lender’s prior written consent;

•	redeeming, repurchasing, or paying dividends or other distributions on our capital stock; and

•	defaulting on specified financial ratios.
In addition, some of the lease agreements for our revenue equipment, including our two most significant capitalized leases, contain similar financial covenants.
If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements, such as lease agreements for our revenue equipment, a number of which contain broad cross-default provisions. A default, if not waived by our lenders, could cause our debt and other obligations to become immediately due and payable. To obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we may be unable to borrow sufficient additional funds to refinance the accelerated debt. Even if new financing is made available to us, it may not be available on commercially acceptable terms.

We were in default of certain financial covenants under our revolving credit facility and capitalized leases with CEF 2002, LLC and General Electric Capital Corporation at December 31, 2004, and June 30, 2005. These defaults have triggered the cross-default provisions of some of our other revenue equipment leases. We plan to obtain waivers of all violations or repay or refinance the underlying obligations prior to the completion of this offering.
Service instability in the railroad industry could increase our operating costs and reduce our ability to offer intermodal services, which could adversely affect our revenue, results of operations, and customer relationships.
Our expedited services that use railroads to complete the movement of freight, which we refer to in this prospectus as intermodal services, depend on a major U.S. railroad, which presently runs primarily between Memphis, Tennessee and Southern California. In the future, our dependence on railroads may increase if we expand our intermodal services. In most markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with which we have, or in the future may have, relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness, and overall attractiveness of our rail-based services. Further, railroads are relatively free to adjust shipping rates up or down as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate our ability to offer expedited intermodal services. In addition, we cannot assure you that we will be able to negotiate additional contracts with railroads to expand our capacity, add additional routes, or obtain multiple providers, which could limit our ability to provide this service.
If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.
We are highly dependent upon the services of the following key employees: Wayne Wise, our Chief Executive Officer and President; Paul L. Wieck, our Executive Vice President of Sales and Marketing and Secretary; Richard L. Prickett, Jr., our Executive Vice President, Chief Financial Officer, Treasurer, and Assistant Secretary; and Clarence C. Easterday, our Executive Vice President. We currently do not have employment agreements with any of them, nor do we maintain key-man life insurance on any of these executives. The loss of any of their services could negatively impact our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth.
Ongoing insurance and claims expenses could significantly reduce our earnings and constrain our borrowing capacity.
Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently carry five main types of insurance, which have the following deductibles, maximum benefits per claim, and other limitations:

•	general liability—$350,000 deductible and $1.0 million maximum benefit per claim, with a $2.0 million general aggregate limit applicable to each of our locations and a $2.0 million policy aggregate limit;

•	auto liability—primary coverage with a $350,000 deductible and $1.0 million maximum benefit per claim, plus excess coverage with a $4.0 million maximum benefit per claim up to $8.0 million annually;

•	cargo damage/loss—$50,000 deductible for fire and $250,000 deductible for theft, with a $0.5 million maximum benefit per each claim (other causes excluded);

•	auto fire and theft physical damage—$25,000 deductible for commercial trucks and $10,000 deductible for private passenger vehicles, with an $80,000 maximum benefit per vehicle, $250,000 maximum benefit for any combination, and $1.0 million limit for catastrophe or terminal loss; and

•	workers’ compensation—$0.6 million deductible, with statutory limits and $1.0 million maximum benefit per claim for employer liability.
Concurrently with this offering, we expect to increase our excess coverage for auto liability claims to $20.0 million per occurrence, which we expect to increase our expenses in future periods by approximately $0.8 million annually. We also intend to obtain directors’ and officers’ insurance with expected coverage up to $5.0 million per occurrence, subject to applicable self-insured retention amounts. Our expenses also may increase, and our financial condition may be harmed, if we experience a claim in excess of our coverage limits, or if we experience a claim for which we do not have coverage, such as a claim for punitive or exemplary damages.
Potential liability in connection with an insolvent workers’ compensation insurance group trust in which we participated may negatively impact our financial condition and results of operations.
In part of 2002 and in 2003, we participated in a self-insured workers’ compensation group trust with approximately 50 other trucking companies. In 2004, this trust was determined to be insolvent and was placed into receivership under the control of the Commissioner of the Tennessee Department of Commerce and Insurance. Under Tennessee insurance laws, all participants, including us, are jointly and severally liable for ultimate unpaid claims against this trust that originated during the period of their participation. Should any member of the trust be unable to meet the pro rata amount assessed by the Commissioner, the remaining members will be liable for their pro rata balance. Currently, our estimated pro rata share of the trust is approximately 12.5%.
In 2004 and 2005, assessments of our liability were made by the Commissioner for the 2002 period. We have accrued $0.9 million, representing the full amount of the assessments attributed to us for that period to date. Accordingly, to the extent such assessments must be satisfied, our results of operations will not be impacted but cash payments will be required. However, assessments of liability for the 2003 period have not yet been made. Further, the receiver has proposed to change the premium allocations of the members of the trust. We have appealed this proposed change to the Tennessee Court of Appeals and expect a judgment to be rendered in the next few months. If the premium allocations change, we could be subject to additional assessments for 2002 and a greater proportion of the assessments for 2003.
Based on the latest information provided by the Commissioner in February 2004, the shortfall for all participants was estimated at approximately $6.9 million. However, because the 2003 assessments have not yet been made, and because we are unable to determine the financial position of the remaining trust members that are privately held companies as to which public financial reporting is not available, we cannot predict the extent of our ultimate liability, nor can we assure you that such liability will not harm our financial condition.

Increases in driver compensation or difficulty in attracting and retaining qualified drivers could adversely affect our profitability and ability to grow.
Like many truckload carriers, we experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, including independent contractors. In addition, due in part to current economic conditions, including the higher cost of fuel, insurance, and tractors, the available pool of independent contractor drivers has been declining. Because of the shortage of qualified drivers, the availability of alternative jobs due to the current economic expansion, and intense competition for drivers from other trucking companies, we expect to continue to face difficulty increasing the number of our drivers, including independent contractor drivers, who are essential for our planned growth. The compensation we offer our drivers and independent contractors is subject to market conditions, and we may find it necessary to continue to increase driver and independent contractor compensation in future periods. In addition, we and our industry suffer from a high turnover rate of drivers. Our high turnover rate requires us to continually recruit a substantial number of drivers in order to operate existing revenue equipment. If we are unable to continue to attract and retain a sufficient number of drivers, we could be required to adjust our compensation packages, let trucks sit idle, or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our growth and profitability.
We generally do not have long-term agreements or guaranteed volumes with our customers, and the loss of one or more of our large customers could significantly and negatively impact our cash flows, market share, and profits.
A significant portion of our revenue is generated from our major customers. In 2004 and the six months ended June 30, 2005, our largest customer accounted for approximately 11.0% and 10.0%, respectively, of our total revenue, and our 10 largest customers accounted for approximately 39.0% and 38.0%, respectively, of our total revenue. We do not have long-term contractual relationships with most of our customers, and we cannot assure you that our customers will continue to use our services or that they will continue at the same levels. From time to time, many customers employ competitive bidding and other processes to control their shipping costs, and our volumes and rates with our customers could decrease as a result of bid processes or other factors. In addition, our acquisition strategy could increase the likelihood of customer loss, as customers of businesses we acquire may not be loyal to us, may become dissatisfied during an acquisition transition, or may not meet our operating profile.
Seasonality and the impact of weather, including the recent hurricanes Katrina and Rita, affect our operations and profitability.
Our tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. At the same time, operating expenses increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms, and floods that could harm our results or make our results more volatile.
In addition, damages and higher prices caused by hurricanes Katrina and Rita could have an adverse effect on the financial condition of our customers located in the Gulf Coast region and elsewhere in the United States, and could result in our losing business with such customers, causing our revenue to decrease.

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could adversely affect our business.
We operate in the United States throughout the 48 contiguous states pursuant to operating authority granted by the U.S. Department of Transportation, or DOT, and in various Canadian provinces pursuant to operating authority granted by the Ministries of Transportation and Communications in such provinces. These regulatory agencies have broad powers to regulate matters such as insurance and safety requirements, the weight and dimensions of our revenue equipment, and the qualifications of our drivers. Other agencies, such as the EPA and the Department of Homeland Security, or DHS, also regulate our equipment, operations, and drivers. In general, the increasing burden of regulation raises our costs and lowers our efficiency.
The DOT, through the Federal Motor Carrier Safety Administration, or FMCSA, imposes safety and fitness regulations on us and our drivers. The primary areas of regulation that affect our operations include driver qualifications, drug and alcohol testing, hours-of-service limitations, and procedures to verify driver logs and safety. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005. The rules effective October 1, 2005, did not substantially change the existing rules but are likely to create a moderate reduction in the amount of time available to drivers in longer lengths of haul, which could reduce equipment productivity in those lanes. The FMCSA is studying rules relating to braking distance and on-board data recorders that could result in new rules being proposed. We are unable to predict the effect of any rules that might be proposed, but we expect that any such proposed rules would increase costs in our industry, and the on-board recorders potentially could decrease productivity and the number of people interested in being drivers.
In the aftermath of the September 11, 2001, terrorist attacks, federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The Transportation Security Administration, or TSA, of the DHS has adopted regulations that require determination by the TSA that each driver who applies for or renews his license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.
Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle in order to reduce exhaust emissions. These restrictions could force us to alter our drivers’ behavior, purchase on-board power units that do not require the engine to idle, or face a decrease in productivity.
From time to time, various federal, state, or local taxes are increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.
Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.
Our operations are subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials, engine idling, emissions standards, and other environmental matters. Our truck terminals are often located in industrial areas where groundwater or other forms of environmental contamination could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We maintain above-ground tanks for lubricating oil at our terminals and facilities. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we fail to comply with the applicable regulations, we could be subject to substantial fines or penalties and to civil and criminal liability. Some of the freight we transport consists of low-grade hazardous substances, which subjects us to a wide array of regulations. If we are involved in a fuel spill or accident involving hazardous substances where there are releases of such substances, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that may harm our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.
Regulations limiting exhaust emissions became effective in 2002 and become progressively more restrictive in 2007 and 2010. Engines manufactured after October 2002 generally cost more, produce lower fuel mileage, and require additional maintenance compared with earlier models. Substantially all of our tractors are equipped with these engines. We expect additional cost increases and possibly degradation in fuel mileage from the 2007 engines. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.
The IRS is auditing our 2003 and 2002 tax returns, and we may be subject to increased taxes, as well as penalties and interest, if any of our tax returns are successfully challenged.
In March 2005, the IRS commenced an audit of tax returns filed by us and our affiliates, Wayne and Donna Wise, for the year ended December 31, 2003. The IRS later expanded the scope of the audit to include the year ended December 31, 2002. We can give you no assurance that this audit will not be further expanded to other years the examination of which is not barred by the statute of limitations. Although the audit has not been completed, we have been informed that the Wises have been requested to recognize as compensation approximately $1.5 million related to payments made directly to Mr. Wise, and payments made to us that we endorsed to Mr. Wise or to third parties on his behalf, made by vendors for certain fuel and tire rebates owed to us. Our pre-offering stockholders are liable for any federal income taxes resulting from the denial of deductions taken while we are an S corporation, which will be for all periods prior to this offering. The Wises have informed us that they intend to satisfy any additional taxes they may incur as a result of the re-characterization of the distribution as compensation. However, if the Wises refuse or are unable to satisfy such obligation, we could be liable for certain federal taxes, for example, for failure to withhold employment taxes. In addition, if the IRS would deem any other amounts to constitute compensation, whether payable to our stockholders or otherwise, and the recipients have not paid the applicable taxes, we could be liable for similar withholding amounts. We have not been notified of any such amounts, but we cannot assure you that they will not arise. Moreover, with any changes in taxable income, we could be liable for state income taxes in those states that do not recognize an S corporation election. If any taxes are imposed, we would also owe interest, and possibly penalties, on the underpaid taxes.

We are not tax-compliant in every state where we operate and could incur additional taxes, penalties, interest, and costs of compliance.
Historically, we have filed state income tax returns in certain states in which we generate a significant percentage of our miles, but not in all states in which we have operated. We are in the process of filing tax returns in all states where we believe we are required to file but have not yet done so. Accordingly, we have applied for tax amnesty in those states in which we did not timely file. We can be subject to additional tax liability, as well as penalties and interest, in those states pending the outcome of our tax amnesty petitions. Although we have accrued approximately $0.1 million as our estimated liability in connection with these state filings as of June 30, 2005, we cannot assure you that this amount will be sufficient to cover all imposed taxes, penalties, and interest.
Our information technology and communications systems are subject to risks that we cannot control.
Our information technology and communications systems are dependent upon global communications providers, satellite-based communication systems, web browsers, telephone systems, and other aspects of the Internet telecommunications and electrical power infrastructure that have experienced significant system failures and outages in recent times. Our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, break-ins, and similar events. Our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Although we utilize a remote server to back up all of our data in real time, the occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers, and the ability of our customers to access our information technology systems. This could result in lost business, a loss of customers, or a reduction in demand for our services.
Risks related to our common stock and this offering
Our Chief Executive Officer and President, Wayne Wise, and his wife will own           % of our stock and, accordingly, will continue to have substantial control over us following this offering.
Our Chief Executive Officer and President, Wayne Wise, and his wife will beneficially own approximately           % of our outstanding common stock following this offering. In addition, our Executive Vice President of Sales and Marketing and Secretary, Paul L. Wieck, will beneficially own approximately           % of our outstanding common stock after this offering.
After this offering, Mr. Wise and his wife will continue to be able to influence decisions requiring stockholder approval, including election of our board of directors, our management and policies, the adoption or extension of anti-takeover provisions, and mergers and other business combinations. This concentration of ownership may allow Mr. Wise to prevent or delay a change of control involving us or an amendment to our amended and restated articles of incorporation or our bylaws. In matters requiring stockholder approval, Mr. Wise’s interests may differ from the interests of other holders of our common stock, and he may take actions affecting us with which you may disagree.
Although we have adopted a policy requiring that all future transactions with affiliated parties be approved by our audit committee or another committee of disinterested directors, we cannot assure you that the policy will be successful in eliminating conflicts of interest.

Provisions of our charter documents and Nevada law could discourage a takeover or change in control that you may consider favorable or the removal of our current management.
Our amended and restated articles of incorporation and bylaws contain several provisions that could discourage, delay, or prevent a change in control, even if such a change would be beneficial to our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued under a stockholder rights plan or otherwise by our board of directors to increase the number of outstanding shares in order to delay or prevent a takeover attempt;

•	the absence of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	restrictions on who may call a special meeting of our stockholders.
In addition, provisions of Nevada law could delay or make more difficult a merger or tender offer involving us. These provisions prohibit a publicly held Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless particular conditions are met. The provisions of our amended and restated articles of incorporation, our bylaws, and Nevada law could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that otherwise would result in a premium over the market price of our common stock.
There has not been a prior public market for our common stock. As a result, we cannot assure you that an active public market will develop, and our stock price may be volatile.
Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop or be sustained following this offering. In addition, the market price for our shares may be volatile and could decrease substantially.
If you decide to purchase our shares, you may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

•	actual or anticipated fluctuations in operating results;

•	the loss of significant customers;

•	changes in earnings estimates by analysts;

•	general conditions in the trucking and transportation industries;

•	future sales of our common stock;

•	investor perceptions of us and the transportation industry;

•	general economic conditions; and

•	other events or factors that negatively affect the stock market.
From time to time, the stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have affected the market price for many companies and that have often been unrelated or disproportionate to these companies’ operating performances. These broad market fluctuations could materially reduce the market price of our common stock, regardless of our operating performance.

Future sales of our common stock in the public market, or issuances by us in connection with future acquisitions or otherwise, may depress our stock price.
After this offering, we will have outstanding                      shares of common stock, of which                      shares are held by Mr. and Mrs. Wise and Mr. Wieck. In addition, pursuant to our omnibus incentive plan, our board has approved the grant of options to purchase                      shares of our common stock and                      shares of our restricted stock to certain members of management and other key employees effective upon the completion of this offering. Sales of a substantial number of these shares of common stock in the public market following this offering, or the perception that these sales may occur, could substantially decrease the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. All of the shares held by existing holders of our common stock are subject to the lock-up agreements described in “Underwriting.”
A key component of our growth strategy is to pursue acquisitions of complementary businesses. In the event of any future acquisitions, we could issue additional shares of common stock, which would have the effect of diluting your percentage ownership of our common stock and could cause the price of our common stock to decline.
Our independent registered public accounting firm has communicated to us a material weakness in our internal controls over financial reporting and identified significant deficiencies in our financial accounting and reporting processes. Although we have adopted a plan to mitigate the material weakness and improve the financial accounting and reporting processes, we have not yet completed all steps required for remediation. If we fail to do so, or if we otherwise fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or to prevent fraud. Consequently, our stockholders and analysts that follow our company could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
In connection with the audits and reviews of the financial statements presented in this filing, our independent registered public accounting firm has advised our board of directors that it discovered a material weakness in our internal controls over financial reporting, as defined in regulations established by the Public Company Accounting Oversight Board. A material weakness is a condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our financial statements. The identified material weakness relates to the recording of a February 2005 sale-leaseback transaction that included a sale advisory fee paid to Wayne Wise and Paul Wieck.
In response to the communication from our independent registered public accounting firm, we have adopted a plan designed to mitigate the material weakness and prevent future occurrences. Our plan includes additional scrutiny of related party transactions; a written approval and notification policy for related party transactions; hiring additional experienced accounting personnel; and engagement of a third-party accounting firm for technical advice pending the staffing additions to our internal accounting personnel. However, we have not yet hired the additional personnel or completed the implementation of this plan.
In addition to the material weakness discussed above, certain significant deficiencies in our financial accounting and reporting processes, primarily relating to the need for additional staffing and the recordation of transactions with related parties, have been identified. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We intend to devote significant resources to designing and implementing improved internal controls and procedures. We plan to take a number of steps that we believe will improve the effectiveness of our financial accounting and reporting processes. Accordingly, we intend to engage a third-party accounting firm to assist us in the analysis of, and planning for, the improvement of our internal controls, as well as the implementation of such plans. In addition, we plan to add individuals to our accounting staff to enhance the control environment.
Upon the completion of this offering, we will not have completed all of these improvements, and we will have had only limited operating experience with the improvements we have made to date. We cannot assure you that the measures we have taken to date or any future measures will implement and maintain adequate controls over our financial processes and reporting in the future. Our independent registered public accounting firm has not evaluated the measures we have taken or plan to take to address the deficiencies described above. In addition, we cannot assure you that additional material weaknesses, reportable conditions, or significant deficiencies in our internal controls will not be discovered in the future. Any failure to remediate material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors and analysts that follow our company to lose confidence in our reported financial information, which would have a negative effect on the trading price of our stock.
Furthermore, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm attest to our evaluation beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007. The process of strengthening our internal controls and complying with Section 404 will be expensive and time-consuming, and will require significant attention of management. We cannot be certain that the measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Moreover, we will be required to expend significant resources to design, implement, and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Additionally, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the Nasdaq National Market and the inability of registered broker/dealers to make a market in our common stock, which would also reduce our stock price.
You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.
The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their stock of $           per share, assuming an initial public offering price for our common stock of $           per share.
We have broad discretion in how we use our net proceeds from this offering, and we may not use these proceeds in a manner desired by our public stockholders.
We plan to use our net proceeds from this offering to repay $           million in outstanding debt and the remainder for general corporate purposes, including working capital. We also may use a portion of these proceeds to acquire complementary businesses but currently do not have any specific acquisition plans. Accordingly, our management will have broad discretion with respect to the use of our net proceeds, and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways that our public stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which our net proceeds of this offering are used. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, the net proceeds we receive in this offering may be used in a manner significantly different from our current expectations.
Our common stock may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.
We are a relatively small company. Our common stock may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our common stock and could limit the value of our common stock. Additionally, low trading volumes and lack of analyst coverage may limit your ability to resell your shares at or above the initial public offering price.
We do not intend to declare dividends on our common stock after this offering.
We currently intend to retain our future earnings, if any, to finance the growth and development of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payments of cash dividends in the future will be at the discretion of our board of directors and subject to the restrictive covenants contained in our revolving credit facility. Therefore, you should not rely on dividend income from shares of our common stock.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
We have never operated as a public company. As a public company, we will incur significant legal, accounting, insurance, and other expenses that we did not have as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have imposed various new requirements on public companies, including changes in corporate governance practices. Our directors, management, and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

Special note regarding forward-looking statements
The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements.”
Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “may,” “plan,” “believe,” “will,” “should,” “could,” “predict,” “potential,” “continue,” “future,” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk factors” section of this prospectus and any cautionary language in this prospectus provide examples of these risks and uncertainties.
Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of proceeds
We estimate that our net proceeds of this offering will be approximately $           million. Our estimate is based on the sale of                      shares by us at an assumed public offering price of $           per share, with deductions for underwriting discounts and commissions and our estimated expenses. We intend to use these net proceeds as follows:

•	the repayment of approximately $ million in outstanding debt;

•	the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering; and

•	the remainder for general corporate purposes, including working capital and possible future acquisitions of complementary businesses, although we currently have no specific acquisition plans.
The debt we intend to repay includes: (i) $           million under our revolving credit facility, $                     and $                     of which had an interest rate of 7.26% and 13.0%, respectively, as of June 30, 2005, and matures in March 2007; and (ii) $           million under secured equipment notes and capitalized lease obligations, which bear interest at 5.25% to 10.43% and mature at various dates through 2010.
We intend to invest our net proceeds in short-term U.S. government securities pending application in the uses described above.
We will not receive any proceeds from the shares sold by the selling stockholders.
Dividend policy
Distributions to S corporation stockholders
We have paid dividends from time to time to our S corporation stockholders. We have not had a specific policy concerning such dividends but instead have paid them as convenient for our S corporation stockholders.
Between January 1, 2003, and June 30, 2005, we paid the following aggregate distributions to our S corporation stockholders:

•	$0.3 million in 2003; and

•	$0.3 million in 2004.
For each period, the distributions consisted of a combination of cash advances and advances of personal expenses paid to third parties. In each period, the aggregate advances were in proportion to the ownership percentages of our S corporation stockholders.
Post-offering dividend policy
We intend to retain all of our earnings to finance the growth, development, and expansion of our business and to reduce our indebtedness, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
Any future dividends will be determined at the discretion of our board of directors. The board may consider our financial condition and results of operations, cash flows from operations,

current and anticipated capital requirements and expansion plans, the income tax laws then in effect, any legal or contractual requirements, and other factors our board deems relevant.
Restrictions on cash dividends
Our ability to pay cash dividends also is currently limited by the agreement governing our revolving credit facility and some of the agreements governing our revenue equipment financing. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources—Revolving credit facility” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Secured borrowing and capitalized leases—revenue equipment and headquarters” for further information regarding restrictions on our ability to pay dividends.

Capitalization
The following table displays our actual, pro forma, and pro forma as adjusted capitalization as of June 30, 2005. Capitalization consists of long-term debt and capitalized leases, including current maturities, and stockholders’ equity. Our pro forma capitalization gives effect to:

•	the establishment of net long-term deferred tax liabilities of approximately $14.6 million upon our conversion to a C corporation contemporaneously with this offering; and

•	the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering and an increase of $2.5 million in goodwill.
Our pro forma as adjusted capitalization reflects the pro forma adjustments listed above and:

•	the sale of shares of common stock at the assumed initial public offering price of $ per share by us in this offering; and

•	the application of our estimated net proceeds as described in “Use of proceeds.”

June 30, 2005			Pro forma
(In thousands, except share amounts)	Actual	Pro forma	as adjusted

Cash	$117	$117	$
Restricted cash	5,187	5,187
Long-term debt and capitalized leases, including current maturities:
Revolving credit facility	$19,306	$19,306	$
Equipment notes payable	35,720	35,720
Capitalized leases	61,327	61,327

Total long-term debt and capitalized leases	116,353	116,353
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; 10,000,000 shares authorized; none issued and outstanding, actual, pro forma, and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 5,000,000 shares issued and outstanding, actual and pro forma; and shares issued and outstanding pro forma as adjusted	5	5
Additional paid-in capital	—	6,985
Retained earnings (deficit)	6,985	(14,600)

Total stockholders’ equity (deficit)	$6,990	$(7,610)	$

Total capitalization	$123,343	$108,743	$

Dilution
The public offering price of our common stock will be higher than the net tangible book value per share of our common stock after this offering. Accordingly, you will experience dilution from this offering. Our net tangible book value at June 30, 2005, was approximately $5.3 million, or $1.05 per share. Net tangible book value is total tangible assets less total liabilities. Our pro forma net tangible book value at June 30, 2005, was approximately $(11.8) million, or $(2.37) per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value by the total number of outstanding shares of our common stock, giving effect to the following:

•	the establishment of net long-term deferred tax liabilities of approximately $14.6 million; and

•	the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering and an increase of $2.5 million in goodwill.
Pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share you will pay in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to application of our estimated net proceeds of this offering as set forth in “Use of proceeds” and the pro forma adjustments described above, our net tangible book value at June 30, 2005, would have been $           million or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors purchasing in this offering. The following table illustrates this per share dilution at June 30, 2005:

Per share

Assumed initial public offering price per share			$
Pro forma net tangible book value per share before this offering		$(2.37)
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share in pro forma net tangible book value to new investors			$

Selected consolidated financial data
The following table presents selected historical, pro forma, and pro forma as adjusted consolidated financial data. The selected historical statements of operations and balance sheet data for the three years ended December 31, 2004, and the summary balance sheet data at December 31, 2004, have been derived from our audited consolidated financial statements. Our annual financial statements at and for the three years ended December 31, 2004, were audited by Crowe Chizek and Company LLC and are included elsewhere in this prospectus. Our selected historical statements of operations data for the two years ended December 31, 2001, and the six months ended June 30, 2004, and 2005, and the selected balance sheet data at June 30, 2005, have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements for the six months ended June 30, 2004, and 2005 are included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements and data include all adjustments (consisting only of normal recurring adjustments) necessary to present the information fairly. The results for partial years are not necessarily indicative of results we would achieve for a full year.
For all periods presented, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Our historical income tax expense consisted of certain state and local income taxes. Prior to the completion of this offering, we will become subject to U.S. federal and certain state and local income taxes applicable to C corporations. See “Management’s discussion and analysis of financial condition and results of operations—Introduction—S corporation status and pro forma C corporation income taxes”; and “Note 1—Summary of significant accounting policies—Income taxes,” “Note 8—Income taxes,” and “Note 14—Transactions in connection with proposed initial public offering—Conversion to C corporation” to our consolidated financial statements.
You should read the information below together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes, and other financial information included in this prospectus. The summary historical consolidated financial and operating data set forth below are not necessarily indicative of the results of future operations.

						Six months ended
						June 30,
Year ended December 31,
(in thousands, except per share amounts)	2000	2001	2002	2003	2004	2004	2005

	(unaudited)					(unaudited)
Statements of operations data:
Freight revenue	$43,252	$75,475	$114,933	$190,893	$211,093	$101,464	$109,988
Fuel surcharges	2,071	2,701	2,713	7,283	14,391	5,780	10,331

Total revenue	45,323	78,176	117,645	198,176	225,484	107,243	120,320
Operating expenses:
Salaries, wages, and related expenses	16,264	29,358	45,338	71,533	71,005	36,819	36,334
Fuel and related taxes	9,821	16,194	23,706	43,397	50,542	23,257	30,470
Operations and maintenance	3,313	6,732	12,986	29,087	33,463	16,264	14,704
Purchased transportation	2,471	4,337	3,504	9,431	20,357	7,817	12,107
Insurance and claims	1,864	3,847	4,104	7,429	8,799	3,992	3,785
Operating taxes and licenses	660	1,265	1,928	3,599	3,637	1,789	1,935
Communications and utilities	328	749	1,238	2,131	2,242	1,164	1,139
General supplies	1,403	1,985	3,514	4,256	4,672	2,627	2,364
Revenue equipment rentals	843	5,411	5,577	7,887	6,932	4,136	4,075
Depreciation and amortization	3,957	5,216	9,257	14,646	15,663	6,848	7,680

Total operating expenses	40,924	75,094	111,152	193,397	217,312	104,714	114,593

Operating income	4,400	3,082	6,493	4,779	8,172	2,529	5,727
Interest expense	2,288	3,240	4,379	5,935	6,431	3,010	4,099
Minority interest expense (income)	—	28	(391)	(8)	165	116	46

Income (loss) before income taxes	2,112	(186)	2,504	(1,147)	1,577	(598)	1,581
Income tax expense (benefit)	(10)	12	99	12	55	19	78

Net income (loss)	$2,122	$(198)	$2,406	$(1,160)	$1,522	$(617)	$1,503
Basic and diluted earnings (loss) per share	$0.42	$(0.04)	$0.48	$(0.23)	$0.30	$(0.12)	$0.30
Basic and diluted weighted average shares outstanding	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Pro forma C corporation data:(1)
Historical income (loss) before income taxes	$2,112	$(186)	$2,504	$(1,147)	$1,577	$(598)	$1,581
Pro forma income tax expense	1,322	428	2,005	1,360	2,161	554	1,382

Pro forma net income (loss)	$790	$(614)	$500	$(2,507)	$(584)	$(1,152)	$199
Pro forma income (loss) per share:
Basic and diluted earnings (loss) per share	$0.16	$(0.12)	$0.10	$(0.50)	$(0.12)	$(0.23)	$0.04
Basic and diluted weighted average shares outstanding:	5,000	5,000	5,000	5,000	5,000	5,000	5,000

(footnotes on following page)

						At June 30, 2005
						(unaudited)

December 31								Pro forma
(in thousands)	2000	2001	2002	2003	2004	Actual	Pro forma(2)	as adjusted(3)

	(unaudited)
Balance sheet data:
Cash	$—	$1,117	$487	$660	$314	$117	$117	$
Restricted cash	—	—	1,239	2,378	4,176	5,187	5,187
Net property and equipment	30,251	42,996	68,299	69,310	84,499	100,935	100,935
Total assets	43,158	55,363	95,191	104,953	127,643	142,324	144,824
Long-term debt and capitalized leases, including current maturities	35,594	47,034	79,146	87,071	105,533	116,353	116,353
Total stockholders’ equity (deficit)	3,800	3,602	5,709	4,298	5,487	6,990	(7,610)

(1) In 1990, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay federal income taxes at the corporate level. Historical income taxes consist mainly of certain state income taxes. As part of our corporate restructuring in connection with this offering, our holding company, Western Express Holdings, Inc., was established as a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect. Our pro forma income tax expense includes $0.5 million in 2000, $0.5 million in 2001, $1.1 million in 2002, $1.8 million in 2003, $1.6 million in 2004, $0.8 million in the six months ended June 30, 2004, and $0.8 million in the six months ended June 30, 2005, relating to our non-deductible expenses, such as our driver per diem program. We offer certain of our drivers, primarily in our dry van operation, a per diem reimbursement of meal and incidental expenses at a defined rate per mile. Under applicable IRS guidelines, a certain percentage of the per diem portion attributable to meals is non-deductible. This non-deductible portion is added back to our income before income taxes for purposes of determining our income tax expense. The income tax expense related to per diem varies primarily with the miles driven by our dry van drivers rather than by our level of profitability. Accordingly, the non-deductible portion of per diem payments affects our effective tax rate.
(2) Gives effect to: (i) the reclassification of remaining retained earnings to additional paid-in capital upon our conversion from an S corporation to a C corporation contemporaneously with this offering; (ii) the establishment of net long-term deferred tax liabilities of approximately $14.6 million upon our conversion to a C corporation; and (iii) the payment of a $2.5 million contingent obligation relating to the J-Mar acquisition that is triggered by this offering and an accompanying increase of $2.5 million in goodwill.
(3) Gives effect to: (i) the adjustments referred to in note 2 above; (ii) our sale of                 shares of common stock at the initial public offering price of $        per share; and (iii) the application of our estimated net proceeds as described in “Use of proceeds.”

Management’s discussion and analysis of financial
condition and results of operations
This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the heading “Selected consolidated financial data” and the consolidated financial statements, related notes, and other financial information included in this prospectus.
Introduction
Business overview
We are a truckload carrier of diversified freight based in Nashville, Tennessee. We generally transport full trailer loads of freight for a single customer from origin to destination without intermediate stops or handling. We operate primarily in short-to-medium lengths of haul east of the Mississippi River, currently serving customers through our three primary service offerings: dry van, flatbed, and dedicated. We generated $225.5 million in total revenue during 2004, and ranked as the 30th largest truckload carrier in the United States, measured by revenue, according to Transport Topics, a publication of the American Trucking Associations.
From our inception in 1990 through 2001, we expanded our total revenue through organic growth and one acquisition. In 2002, we recognized the need for additional scale to compete more effectively with the major truckload carriers. We began executing a strategic plan that included growing through acquisitions, replacing the acquired tractors as quickly as possible given available financing, and concentrating our revenue equipment primarily in major traffic lanes with a short-to-medium average length of haul. Since 2002, we have been executing our strategic plan as follows:

•	Acquisitions. In 2002 and early 2003, we acquired the revenue equipment and trucking operations of Proline, J-Mar, and Deaton. These acquisitions afforded us additional capacity to serve major shippers, an expanded presence in the flatbed and dedicated markets, drivers, experienced management and operations personnel, and economies of scale that otherwise would not have been available, including volume tractor and trailer pricing for our fleet upgrade. During 2004 and 2005, we temporarily halted our acquisition program to focus on our fleet upgrade. However, as our fleet upgrade nears completion in the first quarter of 2006, we intend to resume seeking additional acquisitions as a key component of our growth strategy.

•	Fleet upgrade. Following our acquisitions of the trucking assets of Proline, J-Mar, and Deaton in 2002 and early 2003, we intended to replace much of our tractor fleet by the first half of 2004 to reduce our maintenance and tires expense, improve the reliability of our service, and make our fleet more attractive to drivers and customers. However, negotiating acceptable tractor pricing and financing took longer than expected due to unfavorable equipment financing market conditions and our financial position. The aging of our fleet negatively affected our results of operations in 2003 and 2004 by reducing our productivity and substantially increasing our operations and maintenance expense. We obtained additional financing in the second half of 2004 and commenced our fleet upgrade, replacing approximately 830 tractors and approximately 1,110 trailers with new revenue equipment between June 30, 2004, and June 30, 2005.

•	Regional length of haul. Between 2002 and 2004, we reduced our average length of haul by approximately 24.9%, from 854 miles to 641 miles, with a further reduction to 609 miles for the first six months of 2005. The average length of haul of our eastern operations, which constituted 91.0% of our business, was 533 miles in the first six months of 2005. Our goal is to maintain an average length of haul in our eastern operations of approximately 500-600 miles, which is approximately the distance a driver can cover in one work day. We believe this average length of haul is favorable because of the large freight volumes in these lanes, the opportunity for operational density by concentrating our equipment, the ability to route drivers home more frequently, and the reduced competition from rail and intermodal competitors that operate primarily in long-haul lanes.
We believe the benefits of our strategic plan are beginning to impact our financial results. In addition, we believe we are well-positioned to realize additional benefits from our fleet upgrade as we sell the remainder of our used tractors and place our new tractors in service during the first quarter of 2006. The following table demonstrates the recent improvement in our financial results as a consequence of our greater scale, lower average equipment age, and shorter average length of haul:

				Six months
				ended June 30,

	2002	2003	2004	2004	2005

Total revenue (in millions)	$117.6	$198.2	$225.5	$107.2	$120.3
Net income (loss) (in millions)	$2.4	$(1.2)	$1.5	$(0.6)	$1.5
Average age of tractors (months)	34	42	47	48	28
Average length of haul in miles	854	670	641	644	609
Operating ratio(1)	94.4%	97.5%	96.1%	97.5%	94.8%

(1) Total operating expenses, net of fuel surcharges, as a percentage of freight revenue.
Acquisitions
We have pursued acquisitions as a key component of our growth strategy. The four acquisitions we completed between 2000 and 2003 were as follows:

Acquired company	Dixieland	Proline	J-Mar		Deaton

Number of tractors acquired	163	324	351		246
Operating profile	Dry van	Dry van	Dry van		Flatbed
	truckload	truckload	truckload
Dedicated
Headquarters/location	Decatur, AL	Nashville, TN	Atmore, AL		Birmingham, AL
Major assets acquired	Revenue	Revenue	Revenue		Revenue
	equipment,	equipment,	equipment,		equipment,
	terminal in	facility in	facilities in		accounts receivable,
	Decatur, AL	Winchester, VA	Atmore, AL and		terminal in
			Salt Lake City,		Birmingham, AL
UT
Intangible assets (in millions)	$—	$0.2	$2.8	(*)	$0.4

*	The $2.8 million amount of intangible assets includes a $2.5 million obligation contingent upon the completion of this offering that will be reflected as goodwill.

We improved the profitability of the acquired operations by selectively replacing unprofitable freight and by reducing operating costs through economies of scale in administrative personnel, financing and insurance costs, and volume-sensitive items such as tractors, trailers, fuel, parts, tires, and communications services. While our four acquisitions to date have been similar, future acquisitions, if any, may be made on substantially different terms as each situation justifies.
Fleet upgrade
We have achieved, and expect to continue to achieve, substantial ongoing cost reductions and other benefits from our fleet upgrade, including the following:

•	reduced maintenance and tires expense;

•	a more attractive fleet to aid in driver recruitment and retention; and

•	a more reliable fleet to improve customer service and equipment utilization.
We expect these benefits to more than outweigh the expected increases in depreciation, finance costs, and fuel consumption attributable to the new equipment.
We believe the average age of our tractor fleet was the key factor that influenced our operating results between January 1, 2002, and June 30, 2005, because it impacted both our total revenue and total operating expenses. We believe revenue was affected because most drivers prefer newer tractors, which made it more difficult to retain drivers who were assigned to older tractors. In addition, downtime for the increased maintenance of older tractors negatively affected our productivity, and we believe certain customers may have been reluctant to place high-priority loads with a fleet they perceived as less reliable. We believe these factors negatively affected our average miles per tractor.
Tractor age also affects maintenance and tires expense, particularly after approximately three years of operation, when repair frequency rises and fewer parts are covered by warranties. Our operations and maintenance expense increased as a percentage of freight revenue from 11.3% in 2002, when our average tractor age was 34 months, to 17.2% in 2004, when our average tractor age was 47 months. As a result of our fleet upgrade, our operations and maintenance expense was 13.4% of freight revenue for the six months ended June 30, 2005, and our average tractor age was 28 months for the same period. We expect improvements in our operations and maintenance expense as a percentage of freight revenue, compared with the prior year’s period, to continue at least through the first nine months of 2006, with expense improvements lagging behind new truck deliveries by a few months because of the costs of preparing old equipment for sale and preparing new equipment to be placed in service.
We expect our average tractor age to be approximately 10 months at the end of 2005. Over time, the average age of our fleet and our operations and maintenance expense will vary with acquisitions, trade cycles, tire replacement cycles, availability of capital, and other factors. On an ongoing basis, our intention is to replace tractors as necessary to maintain our average tractor age within a range of approximately 18 to 24 months. We believe this tractor age range will allow us to control our operations and maintenance expense.
Regional length of haul
Since 2002, we have been engaged in a consistent and disciplined process of reducing our average length of haul toward a target level of approximately 500-600 miles. This is approximately the distance a truck driver can cover in one day and is frequently referred to as

“regional operations” in our industry. Between 2002 and 2004, we reduced our average length of haul by 24.9%, to 641 miles from 854 miles. In the second quarter of 2005, our average length of haul was 609 miles. In general, we expect the shorter length of haul to improve our profitability as a result of higher freight revenue per loaded mile and a decrease in variable expenses more than offsetting the effects of lower miles per tractor.
Revenue
We generate revenue primarily by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. We enhance our total revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the size of our fleet, revenue per mile we receive from our customers, the percentage of miles for which we are compensated, the percentage of our trucks that are seated with drivers, our average length of haul, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, driver availability, and the age of our tractor fleet. We believe the reduction in our average length of haul since 2002, resulting from our focus on regional operations, has generally led to increases in average freight revenue per loaded mile, a slightly higher percentage of non-revenue miles, and fewer average miles per tractor.
We use average freight revenue per tractor per week as our main measure of revenue-generating performance because we believe it takes into account most of the factors that affect our revenue. Average freight revenue per tractor per week is derived by multiplying average freight revenue per loaded mile, adjusted for the percentage of non-revenue miles, by average miles per tractor per week. As a result, it excludes the revenue effect of miles from our intermodal and brokerage operations. The number of tractors includes our company- and independent contractor-operated tractors, including tractors that are not operating for lack of a driver, repairs, maintenance, or any other reason. The chart below demonstrates the trends in our average freight revenue per tractor per week for the past three fiscal years and the year to date.

Average freight revenue per tractor per week
We believe the chart above reflects the following trends:

•	Between 2002 and mid-2004, our average freight revenue per tractor per week declined because our shorter length of haul and reduction of two-person driver teams produced fewer miles per truck and our aging equipment fleet led to a greater percentage of tractors being out of service for maintenance or for lack of drivers.

•	Beginning in 2004, our average length of haul was not decreasing as rapidly, and in 2005 our fleet upgrade helped us keep a greater percentage of our fleet operating and seated with drivers. During 2004 and 2005, our average freight revenue per loaded mile increased.
The table below demonstrates the increase in rates and decrease in miles that we believe is associated with shortening our average length of haul.

				Six months
	Years ended December 31,			ended June 30,

	2002	2003	2004	2004	2005

Average freight revenue per loaded mile	$1.333	$1.406	$1.472	$1.432	$1.555
Non-revenue miles percentage	12.8%	13.2%	12.4%	12.9%	13.3%
Average miles per tractor per week	2,512	2,274	2,114	2,138	2,123
Average length of haul in miles	854	670	641	644	609

In future periods, we expect our average miles per tractor to remain essentially constant or to begin to increase year-over-year because we expect tractor availability to increase as a result of our fleet upgrade and we do not expect our average length of haul to decrease at the rate it has in recent periods, if at all.

Expenses and profitability
Controlling our expenses is an important element of assuring our profitability. The main expenses that impact our profitability are the variable costs of transporting freight for our customers. These include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor and intermodal costs, which are recorded under purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, and cost-management efforts. Our main fixed costs are the acquisition and financing of long-term assets, such as revenue equipment and terminal facilities, and the compensation of non-driver personnel.
The primary measure we use to evaluate our profitability is our operating ratio, which we define as total operating expenses, net of fuel surcharges, as a percentage of freight revenue, because we believe that fuel surcharge revenue is sometimes volatile and eliminating the impact of this source of revenue affords a more consistent basis for comparing our results of operations from period to period. Operating ratio as we calculated it may be considered to be a non-GAAP financial measure because of the exclusion of the fuel surcharge revenue and application of fuel surcharges against fuel expense. Our operating ratio improved to 94.8% for the six months ended June 30, 2005, from 97.5% for the same period in 2004. We believe the improvements in our operating ratio during the first half of 2005 are attributable primarily to improvements in our average freight revenue per tractor per week to $2,863 in the six months ended June 30, 2005, from $2,668 during the comparable 2004 period, expense reductions resulting from our fleet upgrade, and gains on the sale of revenue equipment of approximately $2.2 million in the six months ended June 30, 2005 compared with $0.5 million in the comparable 2004 period, which offset depreciation expense in each period.
Fuel prices and surcharges
In accordance with industry practice, we add a graduated fuel surcharge to the rates we charge our customers as diesel prices increase above the baseline price per gallon specified in the contract. The amount of the fuel surcharge generally is determined by the prior week’s national average fuel price reported by the U.S. Department of Energy. The customers generally pay the surcharges on a mileage basis, based on the miles traveled while hauling their load. Accordingly, the surcharges do not cover fuel consumed while traveling non-revenue miles, while the tractor is idling, and in certain other instances. In addition, the surcharges may not cover the full cost of increases in fuel prices even for loaded miles when prices rise because the surcharges are based on the prior week’s average price. Accordingly, fuel surcharges help mitigate increases in fuel costs, but they do not cover the entire amount of cost increases. We believe our fuel surcharges are comparable to those used by many other truckload carriers.
S corporation status and pro forma C corporation income taxes
Prior to this offering, we operated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay federal income taxes at the corporate level. In periods after this offering, we will record a provision (benefit) for income taxes. For comparative purposes, we have included a pro forma provision for income taxes showing our estimates of the provision (benefit) for federal income taxes at an assumed effective tax rate of 34.0% had we been taxed as a C corporation in all periods during which our S corporation election was in effect. Our estimates are based on taxable income. Taxable income is equal to the income (loss) before income taxes recorded on our consolidated statements of income plus non-deductible expense items, such as a portion of per diem amounts paid to certain of our drivers to reimburse them for meals and incidental expenses. The per diem amounts are based on miles driven. The pro forma provision for income taxes does not reflect the approximately $14.6 million charge for recognition of deferred income taxes we will record for financial reporting purposes to reflect our conversion from an S corporation to a C corporation contemporaneously with this offering. The taxes in relation to the charge will be due over a four-year period commencing on the date of the conversion.
The following chart sets forth our pro forma provision for income taxes and the expected net deferred tax liability of approximately $14.6 million, which will be provided for at the date of the conversion and will be recorded as income tax expense on such date. Additionally, we will reclassify our retained earnings to additional paid-in capital in connection with the termination of the S corporation election.
Pro forma unaudited C corporation income tax expense varies from the amount computed by applying the federal corporate income tax rate of 34% to income before income taxes as follows:

				June 30,	June 30,
	2002	2003	2004	2004	2005

	(unaudited)
Expected income tax expense	$851,504	$(390,066)	$536,017	$(203,164)	$537,702
State income taxes, net of federal	99,175	(45,431)	62,430	(23,663)	63,259
Per diem allowances	984,691	1,640,671	1,412,314	706,157	706,157
Other temporary and permanent items	69,368	155,007	149,980	74,990	74,990

Total	$2,004,738	$1,360,181	$2,160,741	$554,320	$1,382,108

Consolidation of financial results
Our consolidated financial statements for all periods included in this prospectus reflect the financial condition and results of Western Express, Inc. and its wholly owned subsidiary, Air One, Inc., as well as two entities owned by affiliates, Western Properties and Western Capital, LLC. All intercompany balances and transactions have been eliminated. In accordance with generally accepted accounting principles, the results of Western Properties and Western Capital have been consolidated beginning January 1, 2002 and 2003, respectively, and their pre-tax income has been eliminated under minority interest in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as amended, or FIN 46R. See “Certain relationships and related transactions” for additional information concerning transactions involving these consolidated entities.
Results of operations
Note regarding presentation
As explained above, we generally impose fuel surcharges as diesel fuel prices increase above the baseline price per gallon specified in each customer’s contract. Fuel prices are volatile, and fuel surcharges therefore affect our revenue at different rates for each period. We believe that comparing total operating costs and expenses to total revenue, including fuel surcharges, could provide a distorted comparison of our operating performance, particularly when comparing results for current and prior periods. Therefore, we have used freight revenue, which excludes fuel surcharge revenue, and applied fuel surcharges as a credit against the fuel and related taxes line item in the table and in our discussions below. We believe that this presentation provides a more meaningful measure of our operating performance than a presentation comparing total operating expenses to total revenue, including fuel surcharges.
If operating ratio were calculated based on total operating expenses as a percentage of total revenue, our operating ratio calculated in that manner would have been 90.3% in 2000, 96.1% in 2001, 94.5% in 2002, 97.6% in 2003, 96.4% in 2004, and 97.6% and 95.2% for the six months ended June 30, 2004, and 2005, respectively.
Data regarding both total revenue, which includes fuel surcharges, and freight revenue, which excludes fuel surcharges, are included in “Selected consolidated financial data” as well as in our consolidated financial statements included elsewhere in this prospectus. The following period-to-period comparisons should be read in conjunction with the table below and our consolidated financial statements, related notes, and other financial information included in this prospectus.

The following table sets forth the percentage relationship of certain items to freight revenue for the periods indicated:

						Six months ended
	Year ended December 31,					June 30,

	2002	2003		2004		2004		2005

Freight revenue(1)	100.0%	100.0%		100.0%		100.0%		100.0%

Operating expenses:
Salaries, wages, and related expenses	39.4%	37.5%		33.6%		36.3%		33.0%
Fuel and related taxes(1)	18.3%	18.9%		17.1%		17.2%		18.3%
Operations and maintenance	11.3%	15.2%		15.9%		16.0%		13.4%
Purchased transportation	3.0%	4.9%		9.6%		7.7%		11.0%
Insurance and claims	3.6%	3.9%		4.2%		3.9%		3.4%
Operating taxes and licenses	1.7%	1.9%		1.7%		1.8%		1.8%
Communications and utilities	1.1%	1.1%		1.1%		1.1%		1.0%
General supplies	3.1%	2.2%		2.2%		2.6%		2.1%
Revenue equipment rentals	4.9%	4.1%		3.3%		4.1%		3.7%
Depreciation and amortization	8.1%	7.7%		7.4%		6.7%		7.0%

Total operating expenses(1)	94.4%	97.5%		96.1%		97.5%		94.8%

Operating income	5.6%	2.5%		3.9%		2.5%		5.2%

Net interest and other expense	3.5%	3.1%		3.1%		3.1%		3.8%
Income (loss) before income taxes	2.2%	(0.6%	)	0.7%		(0.6%	)	1.4%

Net income (loss)	2.1%	(0.6%	)	0.7%		(0.6%	)	1.4%

Pro forma C corporation data:
Historical income (loss) before income taxes	2.2%	(0.6%	)	0.7%		(0.6%	)	1.4%
Pro forma income tax expense(2)	1.7%	0.7%		1.0%		0.5%		1.3%
Pro forma net income (loss)	0.4%	(1.3%	)	(0.3%	)	(1.1%	)	0.2%

(1) Net of fuel surcharge revenue. See “Note regarding presentation” above.
(2) Income tax expense as if we had been a C corporation for tax purposes for all periods.
Six months ended June 30, 2005, compared to six months ended June 30, 2004
Total revenue increased $13.1 million, or 12.2%, to $120.3 million in the 2005 period from $107.2 million in the 2004 period. Total revenue includes $10.3 million and $5.8 million of fuel surcharge revenue in the 2005 and 2004 periods, respectively.
Freight revenue increased $8.5 million, or 8.4%, to $110.0 million in the 2005 period, from $101.5 million in the 2004 period. This increase resulted from a 7.3% increase in average freight revenue per tractor per week, to $2,863 in the 2005 period from $2,668 in the 2004 period. The increase in average freight revenue per tractor per week was attributable to an increase in freight rates attributable to a shorter length of haul and our sales efforts and an increase in the percentage of our fleet available because of our fleet upgrade.
Salaries, wages, and related expenses decreased $0.5 million, or 1.3%, to $36.3 million in the 2005 period from $36.8 million in the 2004 period. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 33.0% in the 2005 period from 36.3% in the 2004 period. The decrease resulted from a decrease in long-haul freight driven by driver teams in favor of the growth of our intermodal services, which is recorded in purchased transportation. In addition, the increase in our average freight revenue per loaded mile contributed to a further decrease as a percentage of freight revenue. In the 2005 period, our salaries, wages, and related expenses included $0.9 million related to a sale advisory fee paid to Wayne Wise and Paul Wieck in connection with a sale-leaseback of some of our revenue equipment, which is accounted for as compensation expense. We do not expect such advisory fees to recur in future periods. In 2006, we expect our salaries, wages, and related expenses to increase to reflect the expensing of stock-based compensation under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (as revised in 2004). In addition, these expenses may fluctuate in total and as a percentage of total revenue due to changes in driver compensation, accruals and expenses relating to workers’ compensation and health insurance, and an expected reduction in maintenance wages.
Fuel and related taxes, net of fuel surcharge revenue of $10.3 million in the 2005 period and $5.8 million in the 2004 period, increased to $20.1 million in the 2005 period from $17.5 million in the 2004 period. As a percentage of freight revenue, net fuel and related taxes increased to 18.3% in the 2005 period from 17.2% in the 2004 period. Fuel prices increased sharply during the 2005 period from already high levels during 2004, and our fleet upgrade resulted in 89.0% of our tractors operating with less fuel-efficient, post-2002 engines at June 30, 2005, compared with 10.0% at the same date in 2004. Our fuel surcharge program was able to offset a substantial portion of the higher fuel prices. Fuel costs may be affected in the future by price fluctuations due to geopolitical events, supply shortages, regional differences, and other factors, most of which are beyond our control, as well as volume purchase commitments, the terms and collectibility of fuel surcharges, the percentage of miles driven by independent contractors, and lower fuel mileage due to government-mandated emissions standards in 2007 and beyond that are expected to result in less fuel-efficient engines.
Operations and maintenance, consisting primarily of vehicle maintenance, mechanic wages, repairs, and driver recruitment expenses, decreased $1.6 million to $14.7 million in the 2005 period from $16.3 million in the 2004 period. As a percentage of freight revenue, operations and maintenance decreased to 13.4% in the 2005 period from 16.0% in the 2004 period, primarily because our fleet upgrade lowered the expenses associated with vehicle maintenance, repairs, and tire replacement. The decrease was partially offset by increased repairs on older tractors and trailers being prepared for sale in connection with the fleet upgrade. We expect these expenses to decrease as a percentage of freight revenue in future periods as the benefits of our fleet upgrade are more fully realized and we begin to record sale-preparation costs as a reduction of sale proceeds. These expenses vary with fleet age, tire replacement cycles, and other factors, and may be influenced by acquisitions depending on the age of any acquired fleet.
Purchased transportation, consisting primarily of payments to independent contractor, or owner-operator, providers of tractors and payments to railroads for intermodal service, increased $4.3 million, or 54.9%, to $12.1 million in the 2005 period from $7.8 million in the 2004 period. As a percentage of freight revenue, purchased transportation increased to 11.0% in the 2005 period from 7.7% in the 2004 period. The increase was attributable primarily to an increase in our intermodal service to and from the West Coast, additional brokerage activity, and an increase in the amount of fuel surcharge revenue paid to independent contractors.

Insurance and claims, consisting primarily of premiums and deductible amounts for all lines of insurance other than health and workers’ compensation (which are included in salaries, wages, and related expenses), decreased $0.2 million, or 5.2%, to $3.8 million in the 2005 period from $4.0 million in the 2004 period. As a percentage of freight revenue, insurance and claims decreased to 3.4% in the 2005 period from 3.9% in the 2004 period, primarily because of better accident experience in the 2005 period and because we changed our auto liability and cargo damage/loss insurance policies to cover only named perils. Insurance and claims expense will vary based on the frequency and severity of claims, the premium expense, and the level of self-insured retention. In future periods, we expect our premium expense to increase because we expect to increase our maximum coverage for accident claims to $20.0 million contemporaneously with this offering. We are evaluating the merits of increasing our self-insured retention above the current level to lower premiums. If we increase our self-insured retention, we expect our premiums to decrease. However, higher self-insured retention may cause our insurance and claims expense to be more volatile in future periods than in historical periods.
Operating taxes and licenses increased $0.1 million, or 8.1%, to $1.9 million in the 2005 period from $1.8 million in the 2004 period. As a percentage of freight revenue, operating taxes and licenses remained relatively constant at 1.8% in the 2004 and 2005 periods.
Communications and utilities expense, consisting primarily of satellite communications, telephone, and utilities charges, remained essentially constant at $1.1 million and $1.2 million in the 2005 and 2004 periods, respectively, and at 1.0% and 1.1% of freight revenue in the 2005 and 2004 periods, respectively.
General supplies, consisting primarily of headquarters and other terminal facilities expenses as well as professional fees and administrative costs, decreased $0.3 million, or 10.0%, to $2.4 million in the 2005 period from $2.6 million in the 2004 period. As a percentage of freight revenue, general supplies expense decreased to 2.1% in the 2005 period from 2.6% in the 2004 period. In future periods, we expect these expenses to increase because of the costs associated with being a public company.
Revenue equipment rentals, consisting of payments for tractors and trailers financed with operating leases, remained essentially constant at $4.1 million in both the 2005 and 2004 periods. As a percentage of freight revenue, revenue equipment rentals decreased to 3.7% in the 2005 period from 4.1% in the 2004 period. We had financed approximately 133 tractors and 2,000 trailers under operating leases at June 30, 2005. Revenue equipment rentals and depreciation will fluctuate from time to time based on the percentage of our assets financed with operating leases compared with the percentage of assets owned or financed with capitalized leases.
Depreciation and amortization, consisting primarily of depreciation of revenue equipment, increased $0.8 million, or 12.1%, to $7.7 million in the 2005 period from $6.8 million in the 2004 period. As a percentage of freight revenue, depreciation and amortization increased to 7.0% in the 2005 period from 6.7% in the 2004 period. The increase primarily related to a higher number of tractors financed through debt or capitalized leases at higher values in the 2005 period than in the 2004 period. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers, which amounted to $2.2 million in the 2005 period compared with $0.5 million in the 2004 period. Beginning in 2006, we intend to record costs incurred in connection with preparing equipment for sale as a reduction of the sale price, rather than under operations and maintenance, which we believe will better reflect maintenance trends and the net sale prices of our equipment and may result in an increase in depreciation expense.
Operating ratio improved to 94.8% in the 2005 period from 97.5% in the 2004 period. The four largest factors in the improvement were as follows. First, increased asset utilization, measured by average freight revenue per tractor per week. Second, decreased maintenance costs as a result of our fleet upgrade, reflected in operations and maintenance. Third, decreased insurance and claims expense resulting from improved safety experience. Fourth, the increase in depreciation attributable to the higher cost of tractors and trailers resulting from our fleet upgrade, partially offset by an increase in gain on sale of revenue equipment. The combined cost of our primary variable expenses— salaries, wages, and related expenses, fuel and related taxes, and purchased transportation— as a percentage of freight revenue increased to 62.4% in the 2005 period from 61.2% in the 2004 period.
Net interest and other expense, consisting primarily of interest expense under revenue equipment financing and our revolving credit facility and minority interest, increased by $1.0 million, to $4.1 million in the 2005 period from $3.1 million in the 2004 period. The increase in interest expense resulted from higher average debt levels attributable to the portion of the new equipment in our fleet upgrade that we financed with borrowing.
Income (loss) before income taxes increased to $1.6 million in the 2005 period from a loss of $0.6 million in the 2004 period. As an S corporation, most of our income is not taxable at the corporate level.
Pro forma income tax expense, representing our estimate of the income tax expense we would have recorded had we been a C corporation during the periods presented, would have increased to $1.4 million for the 2005 period from $0.6 million for the 2004 period primarily because of our increase in income before income taxes. Pro forma income tax expense consists of income (loss) before income taxes plus non-deductible expense items, such as per diem payments to our drivers, multiplied by the estimated effective rate of 38.0% for federal and state income taxes. In the 2005 period, we had $1.6 million of income before income taxes plus $2.1 million of non-deductible expenses. In the 2004 period, we had $0.6 million of loss before income taxes plus $2.1 million of non-deductible expenses.
Pro forma net income (loss), representing our estimate of the net income (loss) we would have reported had we been a C corporation during the periods presented, would have improved to $0.2 million of income for the 2005 period from a loss of $1.2 million for the 2004 period.
Year ended December 31, 2004, compared to year ended December 31, 2003
Total revenue increased $27.3 million, or 13.8%, to $225.5 million in 2004 from $198.2 million in 2003. Total revenue includes $14.4 million and $7.3 million of fuel surcharge revenue in 2004 and 2003, respectively.
Freight revenue increased $20.2 million, or 10.6%, to $211.1 million in 2004 from $190.9 million in 2003. This increase resulted from an increase in intermodal revenue and 4.3% increase in weighted average tractors, to 1,404 in 2004 from 1,346 in 2003, which partially offset a 1.8% decrease in average freight revenue per tractor per week. The increase in weighted average tractors related primarily to the inclusion of a full year of operations from the Deaton acquisition in 2004, which we completed on March 31, 2003, compared with nine months of Deaton operations included in 2003. The decrease in average freight revenue per tractor per week was attributable to fewer average miles per tractor as a result of our planned decrease in average length of haul, as well as a decline in fleet productivity because of excessive maintenance related to the average age of our tractors. These factors and a slight increase in non-revenue miles percentage, related to our average length of haul, more than offset a 4.7% increase in average freight revenue per loaded mile.
Salaries, wages, and related expenses decreased $0.5 million, or 0.7%, to $71.0 million in 2004 from $71.5 million in 2003. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 33.6% in 2004 from 37.5% in 2003. The decrease resulted from a decrease in long-haul freight driven by driver teams in favor of the growth of our intermodal services, which is recorded in purchased transportation. In addition, the increase in our average freight revenue per loaded mile contributed to a further decrease as a percentage of freight revenue. In addition, these expenses may fluctuate in total and as a percentage of total revenue due to changes in driver compensation and accruals and expenses relating to workers’ compensation and health insurance.
Fuel and related taxes, net of fuel surcharge revenue of $14.4 million in 2004 and $7.3 million in 2003, remained essentially constant at $36.2 million in 2004 and $36.1 million in 2003. As a percentage of freight revenue, net fuel and related taxes decreased to 17.1% in 2004 from 18.9% in 2003 because we negotiated a more favorable fuel surcharge program in 2004 and directed some of our long-haul freight to intermodal service, with that expense reflected in purchased transportations. These factors more than offset higher fuel prices in 2004. Fuel surcharges amounted to approximately 10 cents per loaded mile in 2004 and approximately five cents per loaded mile in 2003.
Operations and maintenance increased $4.4 million, or 15.0%, to $33.5 million in 2004 from $29.1 million in 2003. As a percentage of freight revenue, operations and maintenance expense increased to 15.9% in 2004 from 15.2% in 2003. The increase resulted primarily from an increase in the average age of our tractor fleet, to 47 months in 2004 from 42 months in 2003, which resulted in more repairs and maintenance items and less coverage by warranties. Our average tractor age peaked at 52 months in the fourth quarter of 2004 before our fleet upgrade commenced.
Purchased transportation increased $10.9 million, or 115.9%, to $20.4 million in 2004 from $9.4 million in 2003. As a percentage of freight revenue, purchased transportation increased to 9.6% in 2004 from 4.9% in 2003. The increase was attributable primarily to an increase in our intermodal service to and from the West Coast and an increase in the amount of fuel surcharge revenue paid to independent contractors. In addition, we had a full year of payments to the owner-operators serving the former Deaton operation, compared with nine months of such expense in 2003.
Insurance and claims increased $1.4 million, or 18.4%, to $8.8 million in 2004 from $7.4 million in 2003. As a percentage of freight revenue, insurance and claims increased to 4.2% in 2004 from 3.9% in 2003 because of increased direct payments on claims. Insurance and claims expense will vary based on the frequency and severity of claims, the premium expense, and the level of self-insured retention and may cause our insurance and claims expense to be higher or more volatile in future periods than in historical periods.
Operating taxes and licenses remained essentially constant at $3.6 million in both 2004 and 2003. As a percentage of freight revenue, operating taxes and licenses decreased to 1.7% in 2004 from 1.9% in 2003.

Communications and utilities remained essentially constant at $2.2 million in 2004 and $2.1 million in 2003, and at 1.1% of freight revenue in 2004 and 2003.
General supplies increased $0.4 million, or 9.8%, to $4.7 million in 2004 from $4.3 million in 2003. As a percentage of freight revenue, general supplies remained constant at 2.2% in both 2004 and 2003.
Revenue equipment rentals decreased $1.0 million, or 12.1%, to $6.9 million in 2004 from $7.9 million in 2003. As a percentage of freight revenue, revenue equipment rentals decreased to 3.3% in 2004 from 4.1% in 2003 because of a decrease in the percentage of our fleet financed under operating leases.
Depreciation and amortization increased $1.0 million, or 6.9%, to $15.7 million in 2004 from $14.6 million in 2003. As a percentage of freight revenue, depreciation and amortization decreased to 7.4% in 2004 from 7.7% in 2003. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers, which amounted to $0.3 million in both 2004 and 2003.
Operating ratio decreased to 96.1% in 2004 from 97.5% in 2003. The combined cost of salaries, wages, and related expenses, fuel and related taxes, and purchased transportation as a percentage of freight revenue was 60.4% in 2004 and 61.3% in 2003.
Net interest and other expense, consisting primarily of interest expense under equipment financing and our revolving credit facility and minority interest, increased $0.7 million, or 11.3%, to $6.6 million in 2004 from $5.9 million in 2003. The increase in interest expense resulted from higher average debt levels attributable to the full year effect of the Deaton acquisition in 2004.
Income (loss) before income taxes increased to $1.6 million in 2004 from a loss of $1.1 million in 2003. As an S corporation, most of our income is not taxable at the corporate level.
Pro forma income tax expense, representing our estimate of the income tax expense we would have recorded had we been a C corporation during the periods presented, would have increased to $2.2 million for the year 2004 from $1.4 million for 2003 primarily because of our increase in income before income taxes. Pro forma income tax expense consists of income (loss) before income taxes plus non-deductible expense items, such as per diem payments to our drivers, multiplied by the estimated effective rate of 38.0% for federal and state income taxes. In 2004, we had $1.6 million of income before income taxes plus $4.1 million of non-deductible expenses. In 2003, we had $1.1 million of loss before income taxes plus $4.7 million of non-deductible expenses.
Pro forma net income (loss), representing our estimate of the net income (loss) we would have reported had we been a C corporation during the periods presented, would have improved to a loss of $0.6 million for the year 2004 from a loss of $2.5 million for 2003.
Year ended December 31, 2003, compared to year ended December 31, 2002
Total revenue increased $80.5 million, or 68.5%, to $198.2 million in 2003 from $117.6 million in 2002. Total revenue includes $7.3 million and $2.7 million of fuel surcharge revenue in 2003 and 2002, respectively.
Freight revenue increased $76.0 million, or 66.1%, to $190.9 million in 2003 from $114.9 million in 2002. This increase resulted from an 90.9% increase in weighted average tractors, to 1,346 in 2003 from 705 in 2002, which more than offset a 5.0% decrease in average freight revenue per tractor per week, to $2,775 in 2003 from $2,921 in 2002. The increase in weighted average tractors related primarily to the acquisitions of Proline in April 2002 and J-Mar in November 2002, both of which had full-year effects in 2003. The increase in tractors was partially offset by decreased productivity, resulting from a combination of shortening our average length of haul by 21.5% in 2003 over 2002, selectively reducing some of the J-Mar customer relationships, and our average miles per tractor per week decreased 12.4% due to additional maintenance costs because of an older fleet in 2003 compared to 2002. However, our average freight revenue per loaded mile improved 5.5% in the same period.
Salaries, wages, and related expenses increased $26.2 million, or 57.8%, to $71.5 million in 2003 from $45.3 million in 2002. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 37.5% in 2003 from 39.4% in 2002 as we consolidated certain administrative functions of Proline and J-Mar at our headquarters.
Fuel and related taxes, net of fuel surcharge revenue of $7.3 million in 2003 and $2.7 million in 2002, increased by $15.1 million, or 72.0%, to $36.1 million in 2003 from $21.0 million in 2002. As a percentage of freight revenue, net fuel and related taxes increased to 18.9% in 2003 from 18.3% in 2002. Fuel prices increased sharply during 2003 and contributed to fuel surcharges of approximately five cents per loaded mile in 2003 compared to approximately three cents per loaded mile in 2002, which partially offset the increased fuel expense. Our strategy of shortening our average length of haul, increasing our freight revenue per mile, and reducing average miles per tractor also reduced our fuel consumption in proportion to revenue.
Operations and maintenance increased $16.1 million, or 124.0%, to $29.1 million in 2003 from $13.0 million in 2002. As a percentage of freight revenue, operations and maintenance increased to 15.2% in 2003 from 11.3% in 2002. The average age of our tractor fleets increased to 42 months in 2003 from 34 months in 2002.
Purchased transportation increased $5.9 million, or 169.1%, to $9.4 million in 2003 from $3.5 million in 2002. As a percentage of freight revenue, purchased transportation increased to 4.9% in 2003 from 3.0% in 2002. The increase is due primarily to an increase in the percentage of our fleet being provided by owner-operators following the Deaton acquisition in March 2003 and an increase in the amount of fuel surcharge revenue paid to owner-operators.
Insurance and claims increased $3.3 million, or 81.0%, to $7.4 million in 2003 from $4.1 million in 2002. As a percentage of freight revenue, insurance and claims increased to 3.9% in 2003 from 3.6% in 2002 because of increased losses and additional miscellaneous expenses.
Operating taxes and licenses increased $1.7 million, or 86.7%, to $3.6 million in 2003 from $1.9 million in 2002. As a percentage of freight revenue, operating taxes and licenses increased to 1.9% in 2003 from 1.7% in 2002 due to expense resulting from specialized permits required for our flatbed service offering.
Communications and utilities increased $0.9 million, or 72.1%, to $2.1 million in 2003 from $1.2 million in 2002. As a percentage of freight revenue, communications and utilities remained constant at 1.1% both in 2003 and 2002.
General supplies increased $0.7 million, or 21.1%, to $4.3 million in 2003 from $3.5 million in 2002. As a percentage of freight revenue, general supplies decreased to 2.2% in 2003 from 3.1% in 2002, as increased revenue more efficiently covered the fixed portion of these costs.
Revenue equipment rentals increased $2.3 million, or 41.4%, to $7.9 million in 2003 from $5.6 million in 2002. As a percentage of freight revenue, revenue equipment rentals decreased to 4.1% in 2003 from 4.9% in 2002, as the acquisitions of Proline, J-Mar, and Deaton resulted in a smaller percentage of our fleet being financed under operating leases.
Depreciation and amortization increased $5.4 million, or 58.2%, to $14.7 million in 2003 from $9.3 million in 2002. As a percentage of freight revenue, depreciation and amortization decreased to 7.7% in 2003 from 8.1% in 2002. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers, which had no effect in either year.
Operating ratio increased to 97.5% in 2003 from 94.4% in 2002. The increase is due to a significant increase in operations and maintenance expense due to the aging of our fleet to an average age of 42 months in 2003 compared with 34 months in 2002. Rising fuel prices and lower average freight revenue per tractor also impacted our results. The combined cost of salaries, wages, and related expenses, fuel and related taxes, and purchased transportation as a percentage of freight revenue was 61.3% in 2003 and 60.8% in 2002.
Net interest and other expense, consisting primarily of interest expense under equipment financing and our revolving credit facility and minority interest, increased $1.9 million to $5.9 million in 2003 from $4.0 million in 2002. The increase in interest expense resulted from higher average debt levels attributable to the Proline and J-Mar acquisitions.
Income (loss) before income taxes decreased to a loss of $1.1 million in 2003 from an income of $2.5 million in 2002. As an S corporation, most of our income is not taxable at the corporate level.
Pro forma income tax expense, representing our estimate of the income tax expense we would have recorded had we been a C corporation during the periods presented, would have decreased to $1.4 million for the year 2003 from $2.0 million for 2002 primarily because of our decrease in income before income taxes. Pro forma income tax expense consists of income (loss) before income taxes plus non-deductible expense items, such as per diem payments to our drivers, multiplied by the estimated effective rate of 38.0% for federal and state income taxes. In 2003, we had $1.1 million of loss before income taxes plus $4.8 million of non-deductible expenses. In 2002, we had $2.5 million of loss before income taxes plus $2.8 million of non-deductible expenses.
Pro forma net income (loss), representing our estimate of the net income (loss) we would have reported had we been a C corporation during the periods presented, would have decreased to a loss of $2.5 million for the year 2003 from $0.5 million of income for 2002.
Liquidity and capital resources
Trucking is a capital-intensive business. We require cash to fund our operating expenses (other than depreciation and amortization), to make capital expenditures and acquisitions, and to repay debt, including principal and interest payments. Other than ordinary operating expenses, we anticipate that capital expenditures for the acquisition of revenue equipment and possibly acquisitions of other companies will constitute our primary cash requirements over the next twelve months, although we do not have any specific acquisition plans at this time. Our principal sources of liquidity have been cash generated from operations, bank borrowings and capitalized leases, and operating leases of revenue equipment. The net proceeds from the sale of shares of our common stock in this offering will be a significant source of liquidity for us.
We expect our capital expenditures, primarily for revenue equipment, to be approximately $69.3 million for 2005 and $4.3 million for 2006, in each case net of proceeds from the sale of used equipment and assuming all revenue equipment is purchased. Of the amount expected for 2005, approximately $45.9 million had been expended through June 30, 2005. These expenditures exclude the impact of any acquisitions we may make, although we do not have any specific acquisition plans at this time. Acquisitions may significantly influence our actual capital expenditures in future periods.
We believe we will be able to fund our operating expenses, as well as our current commitments for the acquisition of revenue equipment in connection with our fleet upgrade and other anticipated capital expenditures, over the next twelve months with a combination of cash generated from operations, borrowings available under our revolving credit facility, and equipment financing arrangements. The application of our net proceeds from this offering as described in “Use of proceeds” will significantly increase availability under our revolving credit facility for working capital and other purposes.
We will continue to have significant capital requirements over the long term. The availability of the required capital will depend upon our financial condition, results of operations, and numerous other factors, including factors over which we have limited or no control, such as prevailing market conditions and the market price of our common stock. However, based on our improving operating results, anticipated future cash flows, the current availability under our revolving credit facility, the expected increases in such availability following the application of the net proceeds of this offering, and sources of equipment lease financing that we expect will be available to us, we do not expect to experience significant liquidity constraints in the foreseeable future.
We had a working capital deficit of $22.7 million at December 31, 2003, $55.9 million at December 31, 2004, and $73.0 million at June 30, 2005. Working capital deficits are common to many trucking companies that expand by financing revenue equipment purchases through borrowing or capitalized leases. When we finance revenue equipment through borrowing or capitalized leases, the principal amortization scheduled for the next twelve months is categorized as a current liability, although the revenue equipment is classified as a long-term asset. Consequently, each purchase of revenue equipment financed with borrowing or capitalized leases decreases working capital. In addition, at December 31, 2004, and June 30, 2005, a substantial portion of our long-term debt and capitalized lease obligations were reflected as current liabilities because of violations of certain financial covenants under our revolving credit facility and certain capitalized lease obligations. Although we believe our working capital deficits have had little impact on our liquidity, if these financing sources (or other creditors whose agreements with us contain cross-default provisions that are triggered) declare defaults and accelerate the obligations under which we have covenant violations, our financial condition and liquidity would be materially and adversely affected. See “Note concerning covenant violations” below and “Note 15 — Management’s plan regarding waiver of debt covenants” to our consolidated financial statements.
At June 30, 2005, our total debt and capitalized lease obligations were approximately $116.4 million, including current maturities. We expect to repay approximately $           of such obligations with a portion of our net proceeds of this offering. We expect to use the remaining proceeds to repay $2.5 million contingent obligation relating to the J-Mar acquisition and for working capital and general corporate purposes.
Cash flows
Net cash provided by operating activities was $13.1 million for the six months of 2005, compared to $5.5 million for the same period in 2004, and $13.9 million in 2004, $9.8 million in

2003, and $4.4 million in 2002. The main factors contributing to the changes were the growth in our business activities combined with improved net income and higher depreciation expense.
Net cash provided (used) by investing activities was $18.9 million for the six months of 2005, compared to $2.5 million for the same period in 2004, and $4.3 million in 2004, $1.6 million in 2003, and $(0.7) million in 2002. Net cash provided (used) by investing activities includes the net cash effect of acquisitions and dispositions of revenue equipment during each period. Capital expenditures totaled $0.4 million in the six months of 2005 and none for the same period in 2004. We generated proceeds from the disposition of property and equipment of $19.4 million during the six months of 2005, compared to $2.5 million in proceeds for the same period in 2004, and $5.5 in 2004, $4.7 in 2003, and $3.3 in 2002. As of June 30, 2005, we had on order 150 tractors for delivery through December 2005. These revenue equipment orders represent a capital commitment of approximately $12.6 million, before considering the proceeds of equipment dispositions.
Net cash used by financing activities was $(32.3) million for the six months of 2005, compared to $(8.6) million for the same period in 2004, and $(18.6) million in 2004, $(11.3) million in 2003, and $(4.3) million in 2002. Financing activity represents bank borrowings (new borrowings, net of repayments) and payment of the principal component of capitalized lease obligations.
Revolving credit facility
Our balance sheet debt has fluctuated based on the percentage of our fleet financed with borrowings or capitalized leases versus operating leases. Our total balance sheet debt, including capitalized lease obligations, was $116.4 million at June 30, 2005.
On March 31, 2004, we entered into a revolving credit facility with CapitalSource Finance LLC. This facility consists of a revolving A note with a maximum $30.0 million borrowing limit and a revolving B note with a maximum $7.0 million borrowing limit. The revolving A note bears interest at a rate equal to 1.25% plus the greater of the prime rate and 4.0%. Amounts available under the revolving A note are determined based on our accounts receivable borrowing base. The revolving B note, from which we may draw funds after we have exhausted the amounts available under the revolving A note as long as we meet specified financial ratios, bears interest at a rate equal to 7.0% plus the greater of the prime rate and 4.0%. Because of the interest rate difference, we have attempted to minimize our borrowings under the revolving B note.
At June 30, 2005, approximately $19.3 million of the revolving A note and approximately $31,000 of the revolving B note was utilized as outstanding borrowings, and we had approximately $10.7 million and approximately $7.0 million, respectively, in remaining availability thereunder. The revolving A note and the revolving B note bore interest at a rate of 7.26% and 13.0%, respectively, at June 30, 2005. Repayment of the amounts outstanding under the credit facility is secured by a lien on substantially all of our tangible and intangible personal property (excluding revenue equipment financed through third parties that is subject to their perfected security interest), as well as by a pledge of all of the capital stock of our subsidiaries.
The credit facility matures on March 30, 2007, and prior to such time is terminable by either party on 90 days’ notice. The credit facility contains restrictive financial and operating covenants. These covenants, among other things, limit our ability to pay dividends and other distributions on our capital stock, prepay other debt, or undertake various corporate actions, and require that we maintain prescribed minimum amounts of consolidated tangible net worth, fixed charge coverage ratio, net leverage ratio, and earnings before interest, taxes, depreciation, amortization, and rents, commonly referred to as EBITDAR.
Post-offering credit facility
Contemporaneously with the closing of this offering, we expect to replace our existing revolving credit facility with a new credit facility. We are currently negotiating the terms of the new credit facility.
Secured borrowing and capitalized leases—revenue equipment and headquarters
At June 30, 2005, we had approximately $84.7 million outstanding under secured borrowing and capitalized lease agreements, relating to 1,020 tractors and 1,332 trailers. Interest rates on these agreements ranged from 5.25% to 10.43%.
Although most of our secured borrowing and capitalized lease agreements contain few financial and other covenants that limit our business, covenants in some of these agreements may limit our ability to pay cash dividends to our stockholders. For more details, please refer to the descriptions below and to the full text of these agreements filed as exhibits to the registration statement of which this prospectus is a part.
Our most significant secured borrowing and capitalized lease arrangements for our revenue equipment and headquarters are as follows:

•	DaimlerChrysler. We lease approximately 316 tractors under a capitalized lease agreement with DaimlerChrysler Services that is structured as a TRAC lease. Our obligations under this lease are secured by DaimlerChrysler’s security interest in every unit we lease from, or finance through, DaimlerChrysler and by a personal guaranty executed by Mr. and Mrs. Wise. Although the agreement does not give us an option to purchase any of the leased revenue equipment, DaimlerChrysler may, in its sole discretion, provide us with the opportunity to purchase the leased equipment for an agreed residual value at the end of the lease term. If we do not purchase the equipment, we will be liable to DaimlerChrysler for an amount equal to the shortage, if any, between the proceeds from the sale of the equipment and the residual value. This agreement also requires that we comply with certain financial covenants.

•	VFS Leasing. We lease approximately 100 tractors under a capitalized lease agreement with VFS Leasing Co. that is structured as a TRAC lease. Our obligations under this lease are secured by a personal guaranty executed by Mrs. Wise. The agreement gives us an option to buy the leased revenue equipment for a fair market value at the end of the lease term. In addition, we have a repurchase agreement with the equipment manufacturer that covers approximately 95 of the tractors. Pursuant to the repurchase agreement, we can trade in the equipment and receive an agreed residual value as long as the equipment meets certain specifications upon surrender.

•	CEF 2002, LLC. We lease approximately 200 tractors from CEF 2002, LLC, an affiliate of General Electric Capital Corporation, under a capitalized lease agreement that is structured to be similar to a “walk-away” operating lease. Under the terms of this agreement, we guarantee that the leased revenue equipment will have an agreed residual value at the end of the lease term. However, as long as the leased revenue equipment meets certain specifications upon surrender, the equipment manufacturer is obligated to exercise best efforts to sell the equipment, and, if unable to sell the equipment for the residual value, is liable for the amount equal to the shortage between the proceeds from the sale of the equipment and the residual value. This agreement provides for certain financial covenants.

•	Headquarters financing. On September 29, 2005, we entered into a $10.2 million promissory note and mortgage with GE Commercial Finance Business Property Corporation to finance most of the $11.9 million purchase price of our headquarters facility. The note bears fixed interest at 6.95% annually and matures on October 1, 2025. We have a right to prepay the outstanding amount upon the payment of a specified pre-payment fee.

For the TRAC leases, if we do not purchase the leased equipment from the lessor at the end of the lease term, we will be liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. As of June 30, 2005, the maximum amount of the residual value guarantees was approximately $12.9 million. We believe that any residual payment obligations will be satisfied, in the aggregate, by the value of the revenue equipment held under these leases. However, to the extent the expected value at the lease termination date is lower than the residual value guarantee, we would accrue for the difference over the remaining lease term.
Note concerning covenant violations
At December 31, 2004, and June 30, 2005, we were in violation of certain financial covenants under our revolving credit facility agreement with CapitalSource and our capitalized lease with CEF 2002, LLC and General Electric Capital Corporation. The violations related to items such as our minimum consolidated tangible net worth requirement, minimum EBITDAR requirement, and minimum fixed charge coverage requirement and constituted defaults under the agreements. Accordingly, all obligations under those agreements are reflected on our balance sheets at December 31, 2004, and June 30, 2005, as current liabilities.
During the first quarter of 2005, we obtained amendments to the agreements with CapitalSource and CEF 2002, LLC that cured certain of the violations from both CapitalSource and CEF 2002, LLC at the time. However, our audit had not been completed, and we discovered additional violations subsequent to the dates of the initial waivers. In addition, these defaults have triggered the cross-default provisions of some of our other revenue equipment leases. We plan to obtain waivers of all violations or repay or refinance the underlying obligations prior to the completion of this offering.
Off-balance sheet arrangements—revenue equipment operating leases
At June 30, 2005, we financed approximately 133 tractors and 1,950 trailers under operating leases. Our revenue equipment rental expense was $4.1 million in the first six months of both 2005 and 2004, and $6.9 million in 2004, $7.9 million in 2003, and $5.6 million in 2002. The total amount of remaining payments under operating leases as of June 30, 2005, was $36.4 million. Under our operating leases, we do not guarantee the value of the asset at the end of the lease term (such leases are sometimes called walk-away leases). Our most significant operating leases for revenue equipment were as follows:

•	VFS Leasing. We lease approximately 133 tractors under an operating lease agreement with VFS Leasing Co. Our obligations under this lease are secured by a personal guaranty executed by Mr. and Mrs. Wise. The agreement gives us an option to buy the leased revenue equipment for a fair market value at the end of the lease term. In addition, we have a repurchase agreement with the equipment manufacturer that covers approximately 95 of the tractors. Pursuant to the repurchase agreement, we can trade in the equipment and receive an agreed residual value as long as the equipment meets certain specifications upon surrender.

•	Transport International Pool. We lease approximately 1,950 trailers under an operating lease with Transport International Pool, Inc. Under the terms of this agreement, we have a right to return the leased trailers to the lessor at the end of the lease term as long as such trailers satisfy the particular operating and tire return conditions.

Vehicles held under operating leases are not carried on our balance sheet, and lease payments in respect of such vehicles are reflected in our income statements under the line item revenue equipment rentals. The percentage of our fleet and other assets that are leased under off-balance sheet operating leases can affect our operating ratio. In general, the use of leases as a financing source negatively affects our operating ratio as compared with capitalized leases or borrowing because the entire lease payment is recorded as an operating expense. With borrowing and capitalized leases, the interest expense component of the payment is not part of operating expenses. The use of operating leases also affects our statement of cash flows. For assets subject to these operating leases, we do not record depreciation as an increase to net cash provided by operations, nor do we record any entry with respect to investing or financing activities.
Contractual obligations and commercial commitments
The following table sets forth our contractual cash obligations as of December 31, 2004.

Payment due by period		Less than			More than
(In thousands)	Total	one year	1-3 years	3-5 years	5 years

Long-term debt(1)	$45,235	$24,972	$7,866	$12,351	$46
Capitalized leases, including interest(2)	43,348	33,905	5,212	4,231	—
Operating leases(3)	19,343	18,700	567	76	—
Operating lease residual value guarantees(4)	135	135	—	—	—
Equipment purchase obligations(5)	41,700	41,700	—	—	—

Total contractual cash obligations(6)	$149,761	$119,412	$13,645	$16,658	$46

(1) Represents principal payments owed on installment notes and mortgage notes payable at December 31, 2004. Refer to “Note 5—Installment notes payable” to our consolidated financial statements.
(2) Represents future obligations under capitalized lease agreements for revenue equipment. Refer to “Note 6—Capitalized lease obligations” to our consolidated financial statements.
(3) Represents future obligations under operating leases for revenue equipment, terminal facilities, and miscellaneous other assets. Substantially all lease agreements have fixed payment terms based on the passage of time. The commitment amounts exclude any penalties, such as penalties for excess mileage or based on the condition of the equipment. Refer to “Note 7—Operating lease agreements” to our consolidated financial statements.
(4) Certain equipment leases require us to guarantee a portion of the residual amount under certain circumstances at the end of the lease term. The maximum potential amount of future payments (undiscounted) under these guarantees was approximately $19.3 million at December 31, 2004. The residual value of a substantial portion of the leased revenue equipment is covered by repurchase or trade agreements in principle between us and the equipment manufacturer.
(5) Amount reflects the total purchase price or lease commitment of tractors and trailers scheduled for delivery for 2005. We have the option to cancel commitments relating to tractor equipment with 60 days’ notice. We do not have any purchase commitments after December 31, 2005.
(6) Excludes the $2.5 million contingent payment to the former stockholder of J-Mar that will become payable upon completion of this offering.

The following table sets forth our other commercial commitments as of December 31, 2004.

Amount of commitment expiration per period		Less than			More than
(In thousands)	Total	one year	1-3 years	3-5 years	5 years

Standby letters of credit	—	—	—	—	—
Revolving credit facility(1)	22,700	22,700

Total other commercial commitments	$22,700	$22,700	—	—	—

(1) Reflects the $22.7 million drawn under our revolving credit facility at December 31, 2004. The drawn amount varies over time. Refer to “Note 3—Revolving credit facility” to our consolidated financial statements.
Critical accounting policies
The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that impact the amounts reported in our consolidated financial statements and accompanying notes. Therefore, the reported amounts of assets, liabilities, revenue, expenses, and associated disclosures of contingent assets and liabilities are affected by these estimates and assumptions. We evaluate these estimates and assumptions on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts will be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that require us to make more significant judgments and estimates when we prepare our financial statements. Our critical accounting policies include the following:
Revenue recognition
We recognize revenue and related direct costs when the freight to be transported has been loaded. Amounts payable to independent contractors for purchased transportation, to our drivers for wages, and any other direct expenses are accrued when the revenue is recognized. In recognizing revenue on pick-up and accruing the estimated direct expenses to complete delivery, we make judgments concerning matters such as fuel surcharge amounts, accessorial fees, estimated wages and reimbursements, fuel costs, non-revenue miles, and other revenue and expense items. We operate primarily in the short-to-medium length-of-haul segment of the truckload industry and, therefore, our typical customer delivery is completed within two days after pickup.
Depreciation of property and revenue equipment
We depreciate our property and revenue equipment using the straight-line method over the estimated useful life of the asset. We generally use estimated useful lives of five years for new tractors and trailers, and estimated salvage values for new tractors and trailers generally range from 20.0% to 25.0% of the capitalized cost. Gains and losses on the disposal of revenue equipment are included in depreciation expense in our statements of operations.
We annually review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. Changes in our useful life or salvage value estimates, or fluctuations in market values that are not reflected in our estimates, could have a material effect on our results of operations.
Revenue equipment and other long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. We measure the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the asset, as appropriate. We have not recognized any impairments of long-lived assets to date.
Lease accounting and off-balance sheet transactions
Some of our capitalized or operating leases may require us to guarantee the residual value of the revenue equipment leased thereunder at the expiration of the lease term (TRAC leases). For some of the revenue equipment leased under TRAC leases, we obtain underlying value guarantees from manufacturers at amounts equal to our residual obligation to the lessors. For all other equipment (or to the extent we believe any manufacturer will refuse or be unable to meet its obligation), we are required to recognize additional expense to the extent we believe the fair market value at the lease termination will be less than our obligation to the lessor. We annually review the estimated fair market value of the leased revenue equipment at the end of the lease term against the residual values we guarantee. We also evaluate the willingness and capacity of the manufacturer to meet its obligations and the status of any conditions to the manufacturer’s obligations, such as our willingness to order a replacement piece of equipment from the manufacturer. Our review requires us to evaluate and make judgments concerning matters such as our experience with similar assets, conditions in the used revenue equipment market, prevailing industry practices, our revenue equipment acquisition plans, the financial position of the manufacturer, and the competitive situation among manufacturers.
Claims reserves and estimates
The primary claims arising against us consist of cargo liability, personal injury, property damage, workers’ compensation, and employee medical expenses. Our insurance program for liability, physical damage to our revenue equipment, cargo loss and damage, workers’ compensation, medical, and other risks involves self-insurance. We accrue the estimated cost of the uninsured portion of pending claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.
In addition to estimates within our self-insured retention layers, we also must make judgments concerning our aggregate coverage limits. If any claim occurrence were to exceed our aggregate coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our then effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Evaluation of goodwill
Goodwill has been recorded as a result of prior business acquisitions accounted for under the purchase method of accounting. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment annually (or more often, if an event or circumstance indicates that an impairment loss has been incurred) in lieu of amortization. During the third quarter of 2005, we completed our most recent impairment test and concluded that there was no indication of impairment.
Our test of goodwill impairment requires judgment, including the identification of reporting units, assigning assets and liabilities (including goodwill) to reporting units, and determining the fair value of each reporting unit. We have used a discounted cash flow model to estimate the fair value of our reporting units, which includes several significant assumptions, including estimating future cash flows, determining appropriate discount rates, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.
Accounting for income taxes
Prior to this offering, we have been an S corporation. Accordingly, most of our tax attributes were passed through to our S corporation stockholders, and we have not had to make significant judgments concerning accounting for income taxes. After this offering, we will make important judgments concerning a variety of factors, including our effective tax rate assuming various federal, state, and other requirements, the effect of non-deductible expenses, such as driver per diem, on our effective tax rate, the realization of deferred tax assets, the adequacy of accruals for future taxes due, the appropriateness of tax strategies we may employ from time to time, expected future tax consequences based on our future performance, and, to the extent strategies are challenged by taxing authorities, our likelihood of success.
In connection with our conversion to a C corporation, we will recognize a one-time charge of approximately $14.6 million. Thereafter, deferred income taxes are expected to represent a substantial liability on our consolidated balance sheet. Deferred income taxes primarily relate to expected taxes on the difference between income before income taxes for financial reporting purposes and taxable income for tax purposes, which is usually less because of accelerated depreciation of revenue equipment for tax purposes. We will record deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities will be recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, on the one hand, and operating loss and tax credit carry-forwards, on the other. We expect to evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate.
The carrying value of our deferred tax assets (tax benefits expected to be realized in the future) assumes that we will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, we may be required to reduce the value of the deferred tax assets resulting in additional income tax expense.
Allowance for doubtful accounts and revenue adjustments
We maintain allowances for doubtful accounts and revenue adjustments. Such allowances represent our estimate of accounts that will not ultimately be collected and correspondingly adjust our freight revenue to reflect the estimates of noncollectible accounts. Estimates used in determining this allowance are based on our historical collection experience, current trends, credit policy, and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Quantitative and qualitative disclosures about market risk
We are exposed to a variety of market risks, most importantly the effects of the price of diesel fuel and changes in interest rates.
Commodity price risk
To mitigate the risk of high fuel prices, we maintain a fuel surcharge program. Fuel surcharge programs are well established in the industry and are broadly accepted by our customers, although programs vary somewhat by customer. Fuel surcharges help address the risk of high fuel prices but do not recover the full amount of fuel price increases. Because fuel surcharges are based on the weekly national average price of diesel fuel and our operations are concentrated in the eastern United States, there is some risk that the national average will not fully reflect regional fuel prices. Historically, we have not engaged in any fuel price hedging activities, although we may enter into hedging arrangements in the future if we deem appropriate.
Interest rate risk
Our market risk is also affected by changes in interest rates. Historically, we have used a combination of fixed rate and variable rate obligations to manage our interest rate exposure. Fixed rate obligations expose us to the risk that interest rates might fall. Variable rate obligations expose us to the risk that interest rates might rise. We did not have any interest rate swaps at June 30, 2005, although we may enter into such swaps in the future if we deem appropriate.
Our variable rate obligations consist of our revolving credit facility. Our fixed rate obligations primarily consist of our revenue equipment and headquarters financing. Our revolving credit facility, provided there has been no default, carries a variable interest rate based on the prime rate. Assuming variable rate borrowings equal to the $19.3 million drawn on our revolving credit facility at June 30, 2005, a one percentage point increase in interest rates would increase our annual interest expense by $0.2 million.
Seasonality
We have substantial operations in the eastern, and to a lesser extent, the midwestern United States. In those geographic regions, our tractor productivity may be adversely affected during the winter season because inclement weather may impede our operations. Moreover, some shippers reduce their shipments during holiday periods at various times of the year as a result of curtailed operations or vacation shutdowns. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.

Inflation
Many of our operating expenses are sensitive to the effects of inflation, which results in higher operating costs and reduced operating income, unless offset by revenue increases. The effects of inflation on our business during the past three years were most significant in fuel, revenue equipment, and driver compensation and benefits. We attempt to address the effects of inflation through increases in our freight rates and fuel surcharges. Although historically we have been able to pass through most long-term price increases, we may be subject to short-term effects of inflation, and our fuel surcharges do not recover the entire cost of increases in fuel prices. High fuel prices, including the rapid rise in prices during 2005 to date, have increased our costs of operation.
Recent accounting pronouncements
In December 2004, the Federal Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets— An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based upon the fair value of the assets exchanged. The guidance in APB Opinion No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
In November 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-13, Applying the Conditions in Paragraph  42 of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). Paragraph 42 of Financial Accounting Standards Board Statement No. 144 states that the operations of a component of an entity that has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal. The EITF determined in EITF 03-13 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. Cash flows of the component would not be eliminated if the continuing cash flows to the entity are considered direct cash flows. The consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. We expect that this consensus will have no material effect on our consolidated financial statements.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. FIN 47 is effective for us no later than the fiscal year ending after December 15, 2005. We are currently evaluating the impact of FIN 47 on our financial statements and do not expect the new standard to have a material impact on our results of operations or financial condition.
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“FAS 154”). FAS 154 requires retrospective application to prior periods financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of FAS 154, as applicable, beginning in 2006.
In June 2005, the EITF reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements (“EITF 05-06”). The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business consolidation or purchase. EITF 05-06 is effective for periods beginning after June 29, 2005. We do not believe that the adoption of EITF 05-06 will have a material impact on our financial position, results of operations, or cash flows since our current accounting treatment for leasehold improvements follows the guidance in this consensus.
In December 2004, the FASB issued a revision to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123R”). FAS 123R eliminates the ability to use the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employee (“APB 25”), and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, FAS 123R also requires entities to estimate the number of equity instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, FAS 123R amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. FAS 123R will be effective for us as of January 1, 2006. FAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or canceled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original FAS 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original FAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original FAS 123. We are currently evaluating the requirements of FAS 123R and will adopt this statement commencing on January 1, 2006. At December 31, 2004, we had not issued any stock-based awards to our employees or third parties. Accordingly, at such date the adoption of FAS 123R would not be expected to have a material effect on our financial statements upon adoption. However, if we change our corporate structure and issue stock-based awards in the future (see “Note 14— Transactions in connection with proposed initial public offering— Omnibus incentive plan” to our consolidated financial statements), those awards will be subject to the accounting and disclosure provisions of FAS 123R and would be expected to have a material effect on our financial statements.

Our industry
Unless indicated otherwise, all market estimates contained in this section are derived from data compiled by Global Insight, Inc., as reported by the American Trucking Associations in U.S. Freight Transportation Forecast to 2016.
Overview of the trucking industry
In 2004, the trucking industry accounted for approximately $671.2 billion, or approximately 87.7%, of total domestic spending on freight transportation. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity, and speed than other surface transportation options. The trucking industry is highly competitive on the basis of both service and price.
The trucking industry includes both private fleets and “for hire” carriers. Private fleets consist of trucks owned and operated by shippers that move their own goods. “For hire” carriers include both truckload and LTL operations. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers pick up multiple shipments from multiple customers on a single truck and then route the goods through terminals, or service centers, where freight may be transferred to other trucks with similar delivery destinations. Truckload carriers typically transport shipments weighing more than 10,000 pounds, and LTL carriers typically transport shipments weighing less than 10,000 pounds.
Competition within the trucking industry is affected by shipping patterns and consolidation. Trends toward just-in-time inventory management and regional distribution from large facilities, particularly for retail shippers, have influenced freight toward shorter lengths of haul. Historically, large shippers have attempted to cut costs and streamline their transportation departments by concentrating their business with a small group of core carriers. Generally, these shippers seek large, financially stable companies that provide high quality service and have sufficient available capacity. The preferences and demands of large shippers make it increasingly difficult for smaller carriers to compete effectively. Consequently, the trucking industry has been consolidating over the past several years.
The truckload industry
We operate in the highly fragmented for-hire truckload portion of this market, which generated estimated revenue of approximately $312.0 billion in 2004. Our dedicated business also competes in the private fleet portion of the truckload market by seeking to convince private fleet operators to outsource or supplement their private fleets. If these private fleet operations had been conducted by “for hire” carriers, they would have generated an estimated $293.9 billion of revenue in 2004. The truckload market is divided into several segments by the type of trailer used to transport the goods. These segments include dry van, flatbed, temperature-controlled, and tank carriers. Our business encompasses both dry van and flatbed operations.
The truckload industry includes thousands of for-hire motor carriers, none of which dominates the market. Based on Commercial Carrier Journal: The Top 100 (August 2005), the 10 largest truckload carriers (measured by annual revenue) accounted for approximately $16.5 billion, or approximately 5.3%, of annual for-hire truckload revenue in 2004. We also compete to some extent with railroads and rail-truck intermodal service.

Truckload industry consolidation and growth prospects
We believe that the cost and complexity involved in operating trucking fleets are increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry over time. As a result, we believe that larger, better capitalized companies will have opportunities to increase profit margins and gain market share. In the market for dedicated services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight (new freight transported on the return from the original destination) within our network that traditional lessors may not have.
We believe that shipping trends and cost pressures are influencing our industry toward consolidation for the following reasons:

•	Many major shippers seek carriers with large fleets to gain capacity and do not invite small carriers to participate in freight allocation bids, dedicated contracts, or core carrier programs.

•	Economies of scale allow large carriers to negotiate discounts for items such as tractors, trailers, fuel, and tires that are not available to many smaller carriers.

•	The highly fragmented nature of our industry means that few carriers have the size to influence shippers.
We believe these trends will provide us with additional opportunities for strategic acquisitions in the future.

Business
Overview
We are a truckload carrier of diversified freight based in Nashville, Tennessee. We generally transport full trailer loads of freight for a single customer from origin to destination without intermediate stops or handling. We operate primarily in short-to-medium lengths of haul east of the Mississippi River, currently serving customers primarily through our three service offerings: dry van, flatbed, and dedicated.
Over the past several years, we have experienced significant growth. Our total revenue has grown to approximately $225.5 million in 2004 from approximately $45.3 million in 2000.
We are the 30th largest truckload carrier in the United States, measured by revenue, according to Transport Topics, a publication of the American Trucking Associations. Between 2000 and 2003, we completed four significant asset acquisitions, which expanded the average size of our fleet to 1,404 tractors in 2004 from 563 tractors in 2001. We believe these acquisitions were strategically important to obtain additional capacity to serve major shippers, expand our presence in the flatbed and dedicated markets, acquire drivers and other personnel, and achieve economies of scale. During 2004 and 2005, we temporarily halted our acquisition program to focus on replacing most of our tractor and trailer fleet to reduce our maintenance and tires expense, improve the reliability of our service, and make our fleet more attractive to drivers and customers. With our fleet upgrade expected to be complete during the first quarter of 2006, we intend to resume seeking acquisitions as a key component of our growth strategy.
We have been pursuing two major initiatives to improve our profitability:

•	Since 2002, we have focused our revenue equipment in short-to-medium haul lanes east of the Mississippi River in order to concentrate our capacity for targeted customers, keep our drivers closer to home, lessen competition from rail and intermodal competitors, and operate in regions where the greatest freight volumes travel.

•	Since the third quarter of 2004, we have replaced substantially all of the tractors and dry van trailers in our fleet with new revenue equipment, which has helped reduce maintenance and tires expense, aided in driver recruitment and retention, and improved customer service and equipment utilization.
These initiatives have contributed to improving our net income to $1.5 million for the six months ended June 30, 2005, from a loss of $0.6 million for the six months ended June 30, 2004. Our operating ratio was 94.8% for the 2005 period compared with 97.5% for the 2004 period.
We were incorporated in Nevada in September 2005 to hold the capital stock of our operating subsidiary, Western Express, Inc., which was formed in September 1990 by Wayne Wise, our current Chief Executive Officer and President. Originally, we leased our truck fleet to other carriers. In August 1995, we stopped leasing our trucks to other companies and began operations as a carrier that provides transportation services to the public for compensation, commonly referred to as a common carrier.

Operations
Our operations are headquartered in Nashville, Tennessee, with ready access to the major traffic lanes on Interstates 24, 40, and 65. We operate three primary service offerings:

•	Dry van. Our dry van division generally operates in short-to-medium lengths of haul in the Southeast, the Northeast, and the Mid Atlantic. When justified, we also provide selected service to the West to respond to customer demand for priority service. In these western lanes, we frequently use intermodal service, where our trailers are carried on railroad flat cars between Memphis and Southern California, with local distribution at destination. We have been focusing on this business segment as an alternative to placing additional tractors and drivers in long-haul lanes. We also broker loads to other carriers to supplement our capacity. Our dry van service generated approximately $141.5 million in total revenue, or 62.7% of our total revenue, in 2004.

•	Flatbed. Our flatbed division operates largely out of Birmingham, Alabama. Our primary service territory is in the South from the Atlantic Seaboard to Texas, generally in short-to-medium lengths of haul. We believe the industries and the geographic region our flatbed operations serve are less seasonal than those served by flatbed carriers concentrating on the Northeast and upper Midwest. Our flatbed service generated approximately $58.6 million in total revenue, or 26.0% of our total revenue, in 2004.

•	Dedicated. Our dedicated division provides contracted tractor and sometimes trailer capacity for the use of specific customers, frequently replacing all or part of a shipper’s private fleet. These services generally are provided under three- to five-year contracts and are priced using a model that analyzes the cost elements, including revenue equipment, insurance, fuel, maintenance, drivers needed, and mileage. We intend to expand our dedicated operations because the predictable routes and revenue are attractive to us and to our drivers. Our dedicated service generated approximately $25.4 million in total revenue, or 11.3% of our total revenue, in 2004.
Over the past several years, we have focused our operations on short-to-medium lengths of haul, which we define as 500-1,000 miles, primarily in the East. By concentrating our revenue equipment in targeted lanes, we have reduced our overall average length of haul to 609 miles for the six months ended June 30, 2005, from 893 miles in 2001. For the six months ended June 30, 2005, the average length of haul of our eastern operations, which constituted 91.0% of our business, was 533 miles, while the average length of haul on our selected service to the West was 1,239 miles.
We believe the short-to-medium length of haul market is attractive for the following reasons:

•	We have access to large freight volumes because approximately 80% of all freight in the United States moves in distances of 600 miles or less. This allows us to target our marketing efforts efficiently and be more selective about the type of freight we haul. In addition, we believe the growing trend toward regional distribution patterns by major retailers is increasing the amount of freight moving in regional markets.

•	By concentrating our revenue equipment in defined regions and specific traffic lanes, we offer our customers consistent capacity and a high level of service as well as minimize our non-revenue miles between loads. We believe these factors contribute to higher revenue per mile.

•	By achieving significant density of revenue equipment and loads in designated regions and traffic lanes, we enhance asset utilization by turning revenue equipment quickly from one load to the next with minimal time and non-revenue miles in between.

•	Thanks to our regional operations, we can target our driver recruitment efforts, keep our drivers on familiar routes, and allow them to return home more frequently. We believe this enhances our driver recruitment and retention ability, reduces recruitment and retention costs, and improves our safety performance.

•	Shorter hauls reduce rate competition from rail and intermodal competitors, who usually are unable to meet the service standards of regional distribution. We also are able to reduce competition from truckload carriers that do not have a significant presence in our regions and cannot offer equipment capacity or service standards comparable to ours.
Growth strategy and acquisitions
Our goal is to become one of the largest and most profitable truckload carriers. With a seasoned management team, experience in completing and integrating acquisitions, and our improved capital structure after this offering, we believe we will be well-positioned to capitalize on additional growth opportunities in a large and highly fragmented industry. We have grown, and intend to continue to grow, primarily through acquisitions supplemented by organic growth. Our main sources of organic growth include gaining new business from existing customers, obtaining dedicated contracts as shippers attempt to guarantee capacity or outsource their private fleets, and forming new customer relationships after studying their needs and offering customized solutions.
Between 2000 and 2003, we completed the following four asset acquisitions:

•	Dixieland. In September 2000, we acquired substantially all trucking assets of Dixieland, adding 163 tractors and 478 trailers to our fleet and acquiring a terminal in Decatur, Alabama.

•	Proline. In April 2002, we acquired substantially all trucking assets of Proline, adding 324 tractors and 827 trailers to our fleet and acquiring a facility in Winchester, Virginia. Proline was based in Nashville, and we consolidated its Nashville operations into our headquarters facility.

•	J-Mar. In November 2002, we acquired substantially all trucking assets of J-Mar, adding 351 tractors and 738 trailers to our fleet and acquiring facilities in Atmore, Alabama and Salt Lake City, Utah.

•	Deaton. In March 2003, we acquired substantially all trucking assets and accounts receivable of Deaton, adding 246 tractors and 650 trailers to our fleet and acquiring a terminal in Birmingham, Alabama.
These acquisitions were strategically important for the following reasons:

•	we were able to acquire revenue equipment to expand our operations to serve major shippers and obtain economies of scale;

•	with the Proline acquisition, we penetrated the dedicated market with critical mass and established key customer contacts; and

•	with the Deaton acquisition, we achieved a significant flatbed presence to augment our then-modest internally developed platform.

In each case, the profile of the acquired company and our integration plans were similar. The acquired companies were losing money, had an aging fleet, and were facing a difficult turnaround situation. We purchased selected assets of the acquired companies for a purchase price based on the fair market value of the acquired assets plus a total of $0.9 million in intangible assets (and an additional $2.5 million in intangible assets contingent on the completion of this offering) for the four acquisitions. Following the acquisitions, we added drivers that met our hiring criteria, obtained experienced management and operations personnel, including two of our executive officers, and consolidated certain administrative functions at our Nashville headquarters. We improved the profitability of the acquired operations by selectively replacing unprofitable freight and reducing operating costs through economies of scale in administrative personnel, financing and insurance costs, and purchasing volume-sensitive items such as tractors, trailers, fuel, parts, tires, and communications services. While our four acquisitions to date have been similar, future acquisitions, if any, may be made on substantially different terms if the situation justifies.
We believe acquisitions offer a sound source of growth because we generally gain a driver, experienced operations personnel, and customer freight with each tractor that we acquire. This allows us to expand with an asset that is already generating revenue. Also, by expanding through acquisitions we are able to increase our own truck capacity without increasing overall industry truck capacity. We regularly evaluate acquisition opportunities and believe that there are hundreds of potential acquisition targets in our industry.
Although we temporarily halted our acquisition program during 2004 and 2005 to focus on replacing our fleet, we expect to resume acquisitions in the future. We believe our acquisition-centered growth strategy is advantageous for the following reasons:

•	Our industry is large and highly fragmented, with numerous acquisition targets.

•	Driver recruiting is one of the key challenges to growth in our industry, and acquisitions afford a method of gaining a tractor and a driver at the same time.

•	Acquired companies afford opportunities to obtain seasoned sales, operations, and management personnel, as well as customer relationships.

•	Significant economies of scale can be obtained in purchasing and administrative functions.
Revenue equipment and fleet upgrade
Since commencing our fleet upgrade in the third quarter of 2004, our revenue equipment strategy has been to operate late-model tractors and high-capacity trailers, actively manage our revenue equipment throughout its life cycle, and employ a comprehensive service and maintenance program. Prior to the commencement of our fleet upgrade, our fleet consisted of tractors and trailers older than those operated by many profitable trucking companies because we devoted most of our capital to acquisitions. By 2004, the increasing cost of maintenance and tires dramatically affected our operating expenses. Our aging fleet also contributed to problems with driver recruiting and retention, customer service, and asset productivity. As a result, our management team identified upgrading our fleet as the highest priority within our company.
We spent much of 2004 and the first half of 2005 negotiating with equipment vendors, used equipment purchasers, and financing sources to coordinate the purchase, disposal, and financing of approximately 1,075 tractors and 2,250 trailers, as well as the refurbishment of old tractors and trailers and delivery of new ones in a manner that would not unduly affect our customer service and productivity. Essentially, we compressed several years of standard revenue equipment trade cycle into one year. This accelerated pace of replacing our fleet negatively affected utilization and imposed additional costs, including refurbishment and depreciation of tractors not being actively used in the fleet before sale.
We believe our fleet upgrade has contributed to significant, ongoing cost reductions and other benefits, including the following:

•	reduced maintenance and tires expense resulting from extended warranties, fewer breakdowns, and new tires;

•	a more attractive fleet to aid in marketing to customers and the recruitment and retention of high quality drivers; and

•	greater reliability to improve customer service and equipment utilization.
We expect improvements in our operating ratio to lag behind new tractor deliveries by a few months, primarily because of the costs of preparing old revenue equipment for sale, preparing new revenue equipment to be placed in service, and lost driving time while swapping revenue equipment. Accordingly, the improvements in our operating ratio to date reflect only a portion of the overall benefits we ultimately expect to realize.
Sales, marketing, and customers
Our sales department works closely with our other departments to identify, solicit, obtain, and transport freight that meets our financial and operating goals. We believe that our goals can best be achieved by the coordination of sales and operations efforts throughout all aspects of the sales, service, and freight management process. We regularly evaluate our freight base and customer relationships against these and other factors, with the ultimate goal of maximizing our asset utilization, as measured by average freight revenue per tractor per week.
In our marketing process, we seek customers with growing businesses, multiple regions, and the need for more than one of our services. We then engage in a personalized and in-depth analysis of each customer’s needs with a view toward obtaining higher pricing for a higher level of service. We attempt to obtain business that concentrates our revenue equipment in defined traffic lanes and regions, primarily in short-to-medium lengths of haul east of the Mississippi River. Our preferred freight profile also includes rapid turnaround times or adequate compensation for detention of revenue equipment, minimal non-revenue miles between loads, access to concentration of driver domiciles, and a favorable rate structure. We believe that a key to our success is providing safe, timely, and damage-free services to our customers and an efficient and rewarding experience for our drivers. Furthermore, we minimize participation in unsolicited bids that are designed to generate the lowest possible freight rates.
After forming a customer relationship, we strive to expand service to different lanes and frequently to our other service offerings. For the six months ended June 30, 2005, six of our top 25 customers measured by total revenue used more than one of our service offerings.
We seek to diversify our operations and avoid excessive concentration of business with any single customer, industry, or type of service. We provide three primary service offerings: dry van, flatbed, and dedicated. In addition, we have intermodal and brokerage capability within our dry van service. Over time, we attempt to limit any one customer to 10.0% or less of our total revenue and any one industry in which our customers compete to 25.0% or less of our total revenue. However, acquisitions, consolidation in the various industries we serve, and other factors can cause our customer and industry concentration to fluctuate over time. During the six months ended June 30, 2005, we served over 2,000 customers, and our top five customers accounted for approximately 26.5% and our top 10 customers accounted for approximately 38.0% of our total revenue for that period. In 2004, we served over 3,000 customers, and our top five customers accounted for approximately 28.0%, and our top 10 customers accounted for approximately 39.0%, of our total revenue. Our largest customer, Lowe’s Companies, Inc., accounted for approximately 10.0% of our total revenue in the six months ended June 30, 2005, and approximately 11.0% of our total revenue in 2004. This revenue was spread over our dry van, flatbed, and dedicated operations. The major industries we serve include building materials and garden equipment, clothing and accessories, paper manufacturing, and computer and electronics manufacturing.
Technology
We utilize proven technologies, which we believe will help us operate more efficiently and justify the investment. In general, we believe our technology systems are similar to those employed by many major truckload carriers and are highly scalable. The principal technologies we employ include the following:

•	satellite-based tracking and communications system that allows us to track equipment availability, provide customers with visibility of their freight location, monitor our drivers’ position and driving time for safety compliance, and communicate with our drivers;

•	customized rate and lane model to facilitate company-wide pricing discipline;

•	electronic data interchange links with customers to facilitate paperless load tendering, billing, freight tracking, changes in delivery schedules, and other transactions that are more efficient for our customers and us; and

•	document-imaging software that reduces paper records, improves access to information, and reduces clerical costs.
We believe that these technologies provide a cost-effective way to manage our complex operations while improving service to our customers. We expect to continue to employ proven technology solutions that enhance customer service, improve driver services, and enable us to realize other processing efficiencies.
Employees and independent contractors
We believe that a productive and motivated workforce is essential to our success. For our non-driving personnel, we seek industry experience and attempt to provide a positive environment and the proper technology to enhance efficiency. We also have adopted incentive compensation programs for our senior management that are based on growth targets and improvements in our operating ratio. We view acquisitions as a source of additional driver and non-driver talent and attempt to retain productive employees from acquired companies. For example, two of our current executive officers were officers of Proline before we acquired substantially all of the trucking assets of that company.
We select drivers, including independent contractors, using specific guidelines and a point system that aggregates negative factors. We primarily seek experienced drivers. For the six months ended June 30, 2005, 90.4% of our new hires had prior commercial driving experience. All drivers must pass tests required by the DOT prior to being assigned a vehicle.
In addition to our employee drivers, we augment our service capacity in our flatbed division with independent contractors. Independent contractors own their own tractors and are responsible for all associated expenses, including wages and benefits, fuel, physical damage insurance, maintenance, highway use taxes, and debt service. During the six months ended

June 30, 2005, an average of 91 of the tractors in our flatbed fleet were provided by independent contractors.
At June 30, 2005, we employed approximately 1,660 full-time employees, of whom 1,325 were drivers, 140 were mechanics and other maintenance personnel, and 195 were administrative or other employees. None of our employees is represented by a labor union, and there are no collective bargaining agreements between any employees and us. We consider our relationship with our employees to be good.
Risk management and insurance
We approach our risk management and insurance program with an emphasis on preventing significant incidents to the extent possible and aggressively investigating and managing claims when incidents do occur. Our accident prevention measures include:

•	hiring primarily experienced drivers;

•	utilizing a point system to screen driver applicants;

•	electronically governing our tractors at 65 miles per hour;

•	monitoring our drivers for compliance with safety rules;

•	recognizing drivers for safe performance;

•	using disciplinary actions for violations; and

•	providing additional training when appropriate.
We believe these measures have contributed to a rate of reportable accidents per million miles that has been lower than the national average reported by the DOT over the past several years:

	Our reportable	DOT national average reportable
	accidents/million miles	accidents/million miles

2001	0.709	0.806
2002	0.599	0.708
2003	0.663	0.744
2004	0.773	0.780
Six months ended June 30, 2005	0.730	*

* Data currently unavailable.
In May 2005, the DOT conducted a compliance review and awarded us a “satisfactory” rating, the highest rating given by the DOT.
We carry insurance for our primary business risks with third-party insurance carriers. Currently, we carry five main types of insurance, which have the following deductibles, maximum benefits per claim, and other limitations:

•	general liability—$350,000 deductible and $1.0 million maximum benefit per claim, with a $2.0 million general aggregate limit applicable to each of our locations and a $2.0 million policy aggregate limit;

•	auto liability—primary coverage with a $350,000 deductible and $1.0 million maximum benefit per claim, plus excess coverage with a $4.0 million maximum benefit per claim up to $8.0 million annually;

•	cargo damage/loss—$50,000 deductible for fire and $250,000 deductible for theft, with a $0.5 million maximum benefit per each claim (other causes excluded);

•	auto fire and theft physical damage—$25,000 deductible for commercial trucks and $10,000 deductible for private passenger vehicles, with an $80,000 maximum benefit per vehicle, $250,000 maximum benefit for any combination, and $1.0 million limit for catastrophe or terminal loss; and

•	workers’ compensation—$0.6 million deductible, with statutory limits and $1.0 million maximum benefit per claim for employer liability.
Our excess coverage for auto liability claims has been in effect since July 1, 2005. Under the excess policy, the insurer covers 70.0% of any claim in excess of $1.0 million, up to $4.0 million of excess coverage per occurrence. After we incur a $1.0 million additional expense, the insurer covers 100.0% of any claim in excess of $1.0 million up to the policy limit. There is an $8.0 million aggregate limit to payments in a policy year. At the end of each policy year, assuming there has been no claim in this coverage, we have a right to assume any outstanding liability and receive a refund equal to 70.0% of our premiums paid.
Concurrently with this offering, we expect to increase our excess coverage for auto liability claims to $20.0 million per occurrence. We also intend to obtain directors’ and officers’ insurance, with expected coverage up to $5.0 million per occurrence, subject to applicable self-insured retention amounts. Based on our historically favorable payment ratio, we are considering an increase in our deductible amount, which could make our results of operations more volatile or increase our costs if our frequency or severity of accidents increases.
Competition
The trucking industry is highly competitive. The truckload segment of the industry is characterized by many small carriers with revenue of less than $1.0 million per year and relatively few carriers with revenue exceeding $100.0 million per year. The number of firms competing in the truckload segment increased dramatically after industry deregulation in 1980, and the industry remains highly fragmented. However, the increasing trend is toward consolidation. In addition, the recent challenging economic times have caused the failure of many trucking companies and made entry into the industry more difficult.
We compete primarily with other truckload carriers, shipper-owned fleets, and, to a lesser extent, with railroads and LTL carriers. A number of truckload carriers have greater financial resources, own more revenue equipment, and carry a larger volume of freight than we do. We also compete with truckload and LTL carriers for qualified drivers.
The principal means of competition in the truckload segment of the industry are both service and price, which causes rate discounting to be particularly intense during economic downturns. Although we compete primarily on the basis of service rather than low rates, rate discounting continues to be a factor in obtaining and retaining business. Furthermore, a depressed economy tends to increase both price and service competition from alternative modes such as LTL carriers and railroads. We believe that successful truckload carriers are likely to grow primarily by acquiring greater market share and, to a lesser extent, through an increase in the size of the market.
Legal proceedings
In part of 2002 and in 2003, we participated in a self-insured workers’ compensation group trust with approximately 50 other trucking companies. In 2004, this trust was determined to be insolvent and was placed into receivership under the control of the Commissioner of the Tennessee Department of Commerce and Insurance. Under Tennessee insurance laws, all participants, including us, are jointly and severally liable for ultimate unpaid claims against this trust that originated during the period of their participation. Should any member of the trust be unable to meet the pro rata amount assessed by the Commissioner, the remaining members will be liable for their pro rata balance. Currently, our estimated pro rata share of the trust is approximately 12.5%.
In 2004 and 2005, assessments of our liability were made by the Commissioner for the 2002 period. We have accrued $0.9 million, representing the full amount of the assessments attributed to us for that period, on our balance sheet at June 30, 2005. Assessments of liability for the 2003 period have not yet been made. Further, the receiver has proposed to change the premium allocations of the members of the trust. On January 4, 2005, we appealed this proposed change to the Tennessee Court of Appeals and expect a judgment to be rendered in the next few months. If the premium allocations change, we could be subject to additional assessments for 2002 and a greater proportion of the assessments for 2003.
We also are involved in litigation incidental to our operations. These lawsuits primarily involve claims for workers’ compensation, personal injury, or property damage incurred in the transportation of freight. Other than the insolvent workers’ compensation insurance group trust litigation described above, we are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business and are not aware of any claims that we expect to materially harm our consolidated financial position or results of operations.
Government regulation
We operate in the United States throughout the 48 contiguous states pursuant to operating authority granted by the DOT and in various Canadian provinces pursuant to operating authority granted by the Ministries of Transportation and Communications in such provinces. These regulatory agencies have broad powers to regulate matters such as insurance and safety requirements, the weight and dimensions of our revenue equipment, and the qualifications of our drivers. Other agencies, such as the EPA and the DHS, also regulate our revenue equipment, operations, and drivers. In general, the increasing burden of regulation raises our costs and lowers our efficiency.
The DOT, through the FMCSA, imposes safety and fitness regulations on us and our drivers. The primary areas of regulation that affect our operations include driver qualifications, drug and alcohol testing, hours-of-service limitations, and procedures to verify driver logs and safety. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005. The rules effective October 1, 2005, did not substantially change the existing rules but are likely to create a moderate reduction in the amount of time available to drivers in longer lengths of haul, which could reduce revenue equipment productivity in those lanes. The FMCSA is studying rules relating to braking distance and on-board data recorders that could result in new rules being proposed. We are unable to predict the effect of any rules that might be proposed, but we expect that any such proposed rules would increase costs in our industry, and the on-board recorders potentially could decrease productivity and the number of people interested in being drivers.
Our operations also are subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials, engine idling, emissions standards, and other environmental matters. We maintain above-ground tanks for lubricating oil at our terminals and facilities. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we fail to comply with the applicable regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.
Regulations limiting exhaust emissions became effective in 2002 and become progressively more restrictive in 2007 and 2010. Engines manufactured after October 2002 generally cost more, produce lower fuel mileage, and require additional maintenance compared with earlier models. Substantially all of our tractors are equipped with these engines. We expect additional cost increases and possibly degradation in fuel mileage from the 2007 and 2010 engines.
Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle in order to reduce exhaust emissions. These restrictions could force us to alter our drivers’ behavior, purchase on-board power units that do not require the engine to idle, or increase costs by attempting to avoid areas that impose such restrictions or paying for lodging for drivers who cannot idle their tractors.
Facilities
We conduct operations from our headquarters and main terminal in Nashville, Tennessee, nine other terminals, and various trailer dropyards strategically positioned near customer locations. Our headquarters and main terminal facility was constructed in 2002, and we believe it offers sufficient space for expansion over the next several years. The table below provides selected information about our facilities, other than trailer dropyards where we periodically park a small number of trailers.

	Functions
					Building
		Maintenance	Driver	Number	square	Ownership
Location	Office	shop	recruiting	of acres	footage	status

Nashville, TN (headquarters)	X	X	X	50	94,000	Owned/mortgaged
Atmore, AL	X	X	X	6	23,800	Leased
Birmingham, AL	X	X	X	43	68,000	Owned/mortgaged
Bridgeport, AL	X	X	X	3	460	Leased
Decatur, AL	X	X	X	15	22,800	Leased
Emporia, VA	X	X		10	12,400	Leased
Fontana, CA	X		X	2	540	Leased
Greenville, MS	X			4	280	Owned
Kansas City, MO	X			3	9,300	Leased
White Post, VA		X		5	5,300	Leased

Management
Executive officers, directors, and director nominees
The table below sets forth information concerning our executive officers and sole director. We expect to have at least three additional directors, all of whom will be independent, prior to or contemporaneously with this offering. All prior time periods for executive officers and our sole director include service with our subsidiary, Western Express, Inc.

Name	Age	Position

Wayne Wise	56	Chief Executive Officer, President, and Sole Director
Paul L. Wieck	45	Executive Vice President of Sales and Marketing and Secretary
Richard L. Prickett, Jr.	47	Executive Vice President, Chief Financial Officer, Treasurer, and Assistant Secretary
Clarence C. Easterday	48	Executive Vice President

Wayne Wise founded us in 1990 and has been in charge of our operations since that time. He was appointed our President in January 1999 and our Chief Executive Officer in October 2005. Mr. Wise has over 34 years of experience in the trucking industry for both trucking companies and shippers. Prior to our founding, he was President of Expressco, Inc. and Driver Leasing Corporation from 1981 to 1991. In 1988, Expressco declared bankruptcy at a time when Mr. Wise was its president and sole stockholder. The bankruptcy case was closed in 1997. From 1977 to 1980, he was a freight agent with T.I.M.E. — DC, Inc. and from 1974 to 1977 with Ryder Truck Lines, Inc. Mr. Wise began his career in 1971 as a traffic manager with Carrier Corporation.
Paul L. Wieck has served as our Executive Vice President of Sales and Marketing since 1996 and as our Secretary since November 1999. Mr. Wieck has over 25 years of sales and operations experience in the trucking industry. Prior to joining us, he served as an Account Executive for three years at American Freightways Corporation, then one of the nation’s largest LTL carriers. From 1990 to 1993, he worked at various LTL carriers and medical companies as a front-line salesman. From 1984 to 1989, Mr. Wieck worked for Roadway Express, Inc., where he held various positions, the last of which was Operations Manager. Mr. Wieck received a Bachelor of Business Administration degree from Middle Tennessee State University.
Richard L. Prickett, Jr. has served as our Executive Vice President and Chief Financial Officer since April 2005 and as our Treasurer and Assistant Secretary since October 2005. From January 2004 to April 2005 he served as our Vice President of Finance, with responsibility for fleet financing, statistical analysis, and budgeting, and from 2000 to 2003 he served as our Vice President of Business Development. Mr. Prickett has over 25 years in the transportation industry, working in operations, finance, and administration. Prior to joining us, Mr. Prickett worked for Proline, where he served in various operating and administrative roles from 1996 until our acquisition of Proline’s assets in 2002. From 1988 to 1996, he worked for American President Lines, Limited, where he managed their ground transportation unit, helping it grow from inception to approximately 450 units. He started his transportation career with Schneider National, Inc. in 1980. Mr. Prickett graduated from Purdue University with a Bachelor of Science degree in Industrial Management, with concentration in Industrial Engineering.
Clarence C. Easterday has served as our Executive Vice President, responsible for dedicated operations, risk management, and certain human resource functions, since 2005, and as our

Vice President since 2002. Mr. Easterday has over 21 years of experience in the trucking industry. Previously, Mr. Easterday worked as Executive Vice President of Operations of Proline from 1992 to 2002. Prior to joining Proline, he worked for Missouri-Nebraska Express, Inc. as Vice President of Fleet Operations from 1989 to 1992. He began his trucking career in 1984 with Schneider as a fleet manager, later promoted to an Operating Center Manager. Mr. Easterday received a Bachelor of Arts degree from the University of Tennessee and served in the U.S. Army, where he attained the rank of Major.
Other key personnel
Mike Erskine, age 50, has served as our Senior Vice President— Van Division since February 2002. Prior to joining us, he worked as Vice President of Operations of Cardinal Freight Carriers, Inc. and Bowevil Express, LLC. from 2001 to 2002 and from 1999 to 2001, respectively. Mr. Erskine was National Account Executive to Director of Operations— Truckload for Averitt Express, Inc. from 1992 to 1999, an Account Executive to the Director of Line Haul for Service Transport, Inc. from 1985 to 1992, and a Management Trainee to Terminal Manager for McLean Trucking Company, Inc. from 1978 to 1985. Mr. Erskine received a Bachelor of Science degree in Business Management from West Virginia State College.
Keith Brown, age 48, has co-managed our Flatbed Operations since 2000. Mr. Brown has over 23 years of experience in the trucking industry. Prior to joining us, he worked as a dispatcher at Thomas Heavy Hauling, Inc. and T&L Transportation Services, Inc. from 1987 to 2000. He worked for American Xpress, Inc. from 1986 to 1987 and T&L Transportation as an operations manager from 1984 to 1986. Mr. Brown began his trucking career in 1982 as a driver.
Jeff Carr, age 44, has co-managed our Flatbed Operations since 2000. Mr. Carr has over 22 years of experience in the trucking industry. Prior to joining us, he worked as a sales manager for Thomas Heavy Hauling for three years, as an operations manager for T&L Transportation from 1992 to 1997, and as a dispatcher for Venture Express, Inc. from 1990 to 1991. He began his trucking career in 1984 with Expressco. Mr. Carr received a Bachelor of Arts degree from Belmont University.
Geoff Grenier, age 32, has served as our Vice President of Customer Service since 2002 and as director of outbound customer service from 2000 to 2002. Mr. Grenier has over five years of experience in the trucking industry. Prior to joining us in 2000, he played professional football for three years. Mr. Grenier received a Bachelor of Science degree in Sociology from Oklahoma State University.
Board composition
Our business and affairs are managed under the direction of our board of directors. Our board currently consists of a sole director, Wayne Wise. Upon completion of this offering, our board will be composed of at least four directors, all of whom, with the exception of Mr. Wise, will be independent directors under the federal securities laws and the rules of the Nasdaq National Market, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act. Pursuant to our amended and restated articles of incorporation and bylaws, members of our board of directors are elected annually by our stockholders to hold office for one-year terms and until their successors are duly elected and qualified.

Committees of the board
Upon completion of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee, and a nominating and corporate governance committee. Initially, we expect each of our independent directors to serve on all three committees.
Audit Committee. Our audit committee will operate pursuant to a written Audit Committee Charter, a copy of which will be available on our website. At least one of our independent directors will qualify as an “audit committee financial expert” under the federal securities laws and have the requisite “financial sophistication” under the rules of the Nasdaq National Market. We anticipate that the principal duties of our audit committee will be to:

•	take responsibility for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, review the proposed scope and plan of the annual audit, and recommend the firm’s selection and engagements, as well as review its performance and, if appropriate, replace any independent registered public accounting firm failing to perform satisfactorily;

•	review our earnings statements with management and our independent registered public accounting firm prior to the release of such statements to the public;

•	review and discuss our audited financial statements and internal controls reports with management and recommend to our board whether the audited financial statements should be included in our Form 10-K;

•	review the adequacy of our internal financial controls and reporting systems with our independent registered public accounting firm;

•	review any major changes to our auditing and accounting policies and practices suggested by our independent registered public accounting firm or by management;

•	review any difficulties our independent registered public accounting firm may have encountered with respect to performance of an audit, including any restrictions placed upon the scope of the audit on access to information or any changes in the proposed scope of the audit;

•	establish and maintain procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters;

•	establish and maintain in accordance with law and the rules and regulations of the SEC and the Nasdaq National Market procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	review and approve in advance all transactions between us and any related parties.
Compensation Committee. Our compensation committee will operate pursuant to a written Compensation Committee Charter, a copy of which will be available on our website. We anticipate that the principal duties of our compensation committee will be to:

•	annually review and determine the annual compensation, including amounts and terms of base salary, bonus, incentive compensation, and all other compensation, of our chief executive officer and other executive officers and evaluate their performance in light of corporate goals and objectives;

•	annually review employee compensation strategies, benefits, and equity programs;

•	review and make recommendations to our board with respect to stockholder proposals related to compensation matters;

•	recommend to our board the compensation for directors, including retainer, committee and committee chair fees, stock options, and other similar items;

•	review and approve employment agreements, severance arrangements, and change-in-control agreements and provisions, as well as any special supplemental benefits; and

•	review and make recommendations to our board with respect to incentive-based compensation plans and equity-based plans, establish criteria for the terms of awards granted to participants under such plans, grant awards in accordance with such criteria, and exercise all authority granted to the committee under or in connection with such plans.
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will operate pursuant to a written Nominating and Corporate Governance Committee Charter, a copy of which will be available on our website. We anticipate that the principal duties of the nominating and corporate governance committee will be to:

•	establish general criteria for board membership and procedures for identifying and recruiting potential nominees for directorship;

•	identify individuals qualified to become directors;

•	recommend director nominees to our board;

•	evaluate whether incumbent directors should be nominated for re-election to our board;

•	review and recommend to our board corporate governance policies and principles applicable to our board and employees;

•	review committee charters and recommend committee composition and assignments; and

•	consider possible conflicts of interest of our board members and management and make recommendations to prevent, minimize, or eliminate such conflicts.
Compensation committee interlocks and insider participation
No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the heading “Certain relationships and related transactions.”
Code of conduct and ethics
We expect that our board of directors will adopt a code of conduct and ethics applicable to our directors, officers, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market. A copy of the code will be available on our website.
Compensation of directors
Our board has adopted a director compensation policy pursuant to which each non-employee director will receive an annual retainer of $25,000, payable in quarterly installments. Our directors will also receive an additional payment of $1,500 per meeting of the board and $500 per meeting of a board committee attended, up to a maximum of $2,000 per day. The chair of the audit committee will receive an additional payment of $10,000 and the chair of each of the other board committees will receive an additional payment of $5,000, payable in quarterly installments. We also reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. All amounts other than reimbursements are payable in shares of our common stock.
Our employee directors will not receive any fees for attendance at meetings or for their service on our board of directors.
Compensation of executive officers
We have established executive compensation plans that link compensation with our performance. We periodically review our executive compensation programs to ensure that they are competitive.
Summary compensation table
The following table sets forth information concerning the compensation of our Chief Executive Officer and President and our three other most highly compensated executive officers, to whom we refer as the named executive officers, for the three years ended December 31, 2004.

		Annual compensation

					Other annual	All other
Name and principal position	Year	Salary		Bonus	compensation	compensation

Wayne Wise	2004	$319,000	(1)	—	$—	$139,551	(2)
Chief Executive Officer,	2003	$219,500	(1)	—	$—	$137,610	(2)
President, and Sole	2002	$157,000	(1)	—	$—	$659,555	(2)
Director

Paul L. Wieck	2004	$159,000		—	$—	—
Executive Vice President of	2003	$156,000		—	$—	$166,881	(3)
Sales and Marketing and	2002	$116,000		—	$—	—
Secretary

Richard L. Prickett, Jr.	2004	$110,600		—	$—	—
Executive Vice President,	2003	$105,000		—	$—	—
Chief Financial Officer,	2002	$105,000		—	$—	—
Treasurer, and Assistant Secretary

Clarence C. Easterday	2004	$125,000		—	$—	$594	(4)
Executive Vice President	2003	$125,000		—	$—	$594	(4)
	2002	$112,426		—	$—	$594	(4)

(1) All amounts paid to Mrs. Wise have been aggregated with the compensation of Mr. Wise reported herein.
(2) All other compensation represents amounts paid directly to Mr. Wise, and payments made to us that we endorsed to Mr. Wise or to third parties on his behalf, related to tire and fuel rebates owed to us by vendors. The payments of these rebates to Mr. Wise will not be continued after this offering.
(3) All other compensation represents pro rata compensation expense recognized in conjunction with the tire and fuel rebates described in note 2 above.
(4) Includes payments in connection with term life insurance premiums.
Equity compensation
Stock options and restricted stock grants
Our 2005 Omnibus Incentive Plan, which we refer to below as the Plan, will become effective contemporaneously with this offering. We have reserved 1,000,000 shares for issuance under the Plan. We have granted options to purchase                      shares of our common stock and                      shares of our restricted stock to certain members of management and other key employees, effective upon the completion of this offering. Of the options,                     will vest

immediately upon the consummation of this offering, with the remainder vesting one-fifth on December 31, 2006, and thereafter in equal quarterly increments through December 31, 2010. Subject to achieving an operating ratio of 92.0% or better (adjusting to capitalize all leases for consistency) in each vesting period or cumulatively for the entire period, the restricted stock awards will partially vest on March 31, 2007, with the remainder vesting in equal annual increments through March 31, 2011. For a description of the material terms of the Plan, please refer to the description below.
Summary of omnibus incentive plan
The following summary of the material terms of the Plan is not complete. The full text of the Plan has been filed as an exhibit to the registration statement of which this prospectus is a part, and you are urged to consult the full text for a complete description of the Plan.
The Plan authorizes the grant of stock-based awards, including stock options, restricted stock bonuses, restricted stock purchase rights, stock appreciation rights, restricted stock units, and performance units, to our employees, directors, and consultants.
The maximum number of shares of common stock that shall be available for the grant of awards under the Plan during its term shall not exceed 1,000,000. Any shares of common stock related to awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares are settled in cash in lieu of common stock, or are exchanged with the board or compensation committee’s permission for awards not involving common stock, shall be available again for grant under the Plan. No employee is eligible to be granted awards under the Plan of more than 200,000 shares during any calendar year.
The number of shares issued or reserved pursuant to the Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends, combinations, and other dilutive changes in the common stock. Further, our board or compensation committee may adjust outstanding awards to preserve the awards’ benefits or potential benefits.
Administration. The Plan is administered (i) prior to the date of our initial public offering, by our board of directors, and (ii) after the date of our initial public offering, by the compensation committee of the board or such other board committee as may be designated by the board, which may delegate its duties and powers in whole or in part to another committee. The designated body has the authority to:

•	designate participants in the Plan;

•	determine the type(s), number, terms, and conditions of awards, as well as the timing and manner of grant;

•	interpret the Plan;

•	establish, adopt, or revise any rules and regulations to administer the Plan; and

•	make all other decisions and determinations that may be required under the Plan.
Options. Non-qualified stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date the option is granted. Subject to determination by the committee, an option holder may be permitted to exercise an option by payment of the exercise price in cash, or, to the extent permitted by the committee, by tendering, by either actual delivery of shares or by attestation, shares of common stock, a combination of the foregoing, or such other consideration as the committee may deem appropriate. In the event of the option holder’s termination, the option holder will generally have a period of time specified in the option holder’s agreement to exercise his or her vested options; in all cases, however, the option must be exercised before the expiration of its term. Options will have a maximum term of 10 years.
Restricted stock unit awards and performance units. The committee may award restricted stock unit awards and/or performance units in consideration for services rendered.
Stock appreciation rights. The committee may grant stock appreciation rights independent of or in connection with an option. Generally, each stock appreciation right will entitle a participant upon redemption to an amount equal to (a) the excess of (i) the fair market value on the redemption date of one share of common stock over (ii) the base price, times (b) the number of shares of common stock covered by the stock appreciation right. To the extent a stock appreciation right is granted concurrently with an option, the redemption of the stock appreciation right will proportionately reduce the number of shares of common stock subject to the concurrently granted option. Payment shall be made in common stock or in cash, or a combination of both, as determined by the committee.
Transferability. Unless otherwise determined by the committee or provided for in a written agreement evidencing an award, awards granted under the Plan are not transferable other than by will or by the laws of descent and distribution.
Change in control. Under the Plan, the committee may promulgate rules and regulations regarding the treatment of awards made under the Plan in the event of a change in control. The committee has currently provided for acceleration of exercisability and/or vesting of an award in the event of a change in control.
Amendment and termination. Our board may amend, suspend, or terminate the Plan in any respect at any time, but no amendment may materially impair any of the rights of a participant under any awards previously granted without his or her consent. No amendment of the Plan will be effective unless approved by our stockholders to the extent such approval is necessary under applicable law, regulation, or securities listing requirement.
Employment agreements
We do not have employment agreements with any of our executive officers or key employees.

Certain relationships and related transactions
As a private company, we engaged in certain transactions with related parties. Any transactions with related parties after this offering will be approved by our audit committee.
Ongoing transactions
Employment of family member that is expected to continue after this offering
Paul Wieck’s father is employed by us in an administrative role. We paid him aggregate compensation of $47,300 in 2002, $47,050 in 2003, $47,950 in 2004, and $23,400 in the six months ended June 30, 2005.
Indemnification agreements with directors and officers
We expect to enter into customary indemnification agreements with our directors and officers prior to this offering.
Past transactions
Past advances that have been extinguished through dividends of the amounts advanced
Prior to October 28, 2005, we had a practice of permitting our S corporation stockholders to obtain unsecured advances to themselves or their affiliated entities. These advances were in the form of cash and payment of personal expenses to third parties. These advances did not bear interest. The aggregate advances for each year were in proportion to such stockholders’ ownership percentages. At the end of each of 2002, 2003, and 2004, and in 2005, we distributed a portion of the accumulated advances to the stockholders in proportion to their stock holdings, effectively extinguishing that portion of the advances. The undistributed portions were carried forward. The advances to Mr. and Mrs. Wise are aggregated. The amounts of these advances, and the corresponding distributions for each period, are set forth below.

	Beneficial				2005
	ownership	2002	2003	2004	advances
Stockholder	percentage	advances	advances	advances	(through Oct. 28)

Wayne and Donna Wise	90%	$268,293	$226,895	$299,416	$311,733
Paul Wieck	10%	29,810	25,211	33,268	35,372

Total	100%	$298,103	$252,106	$332,684	$347,105

In 2002, we paid advances to Mr. Wieck greater than the amount of the distribution he received in 2002, leaving him with a balance due of $35,868. This amount was repaid in full in 2003 from Mr. Wieck’s distributions that year. At October 28, 2005, the Wises and Mr. Wieck had outstanding balances, equal to the advances paid to them in 2005, in the amounts of $311,733 and $35,372, respectively.
We will not make any additional advances after October 28, 2005, and all outstanding advances will have been repaid prior to this offering.
Past rent, guaranty of financing, and purchase of headquarters facility
Prior to September 29, 2005, we leased our headquarters facility from Western Properties, a general partnership owned by our current stockholders. We paid Western Properties rent of approximately $0.5 million in 2002, $0.6 million in 2003, $0.8 million in 2004, and $0.4 million for the six months ended June 30, 2005.

In 2003, Western Properties borrowed approximately $7.5 million secured by a mortgage on the headquarters facility. We guaranteed this obligation until September 29, 2005, when the obligation was repaid in full.
On September 29, 2005, we purchased our headquarters facility from Western Properties for $11.9 million, which we believe represents fair market value. The primary assets we acquired included 50 acres of land and 94,000 square feet of office and shop buildings. We financed the purchase with cash and a $10.2 million mortgage loan from GE Commercial Finance Business Property Corporation. The loan amount was equal to 85% of the appraised value of the property, based on an appraisal obtained by GE Commercial Finance Business Property Corporation.
Transactions with Western Capital that have been completed
In 2003, Western Capital, a limited liability company owned by one of our S corporation stockholders, Wayne Wise, paid us $0.2 million in exchange for our assistance in collecting the accounts receivable of the former Deaton entities. Western Capital was formed in 2003 to acquire and collect the approximately $3.2 million of the outstanding accounts receivable of the former Deaton entities. In connection with that transaction, Western Capital assumed the approximately $2.8 million of debt secured by the accounts receivable. We guaranteed the debt. Because of the guaranty, the financial results of Western Capital have been consolidated with ours since January 1, 2003, in accordance with FIN 46R, and the contribution of Western Capital to our income before income taxes and stockholders’ equity has been eliminated through reduction for minority interest. All of Western Capital’s debt has been retired and our guarantee has terminated. Despite consolidation under FIN 46R, we do not own any of the assets of Western Capital and are not entitled to receive any of its income. Approximately $0.1 million of Western Capital’s assets are recorded in our current assets at June 30, 2005. If any of these assets were disposed of, our total assets would decrease, but our stockholders’ equity would not be affected because of the elimination in minority interest.
Payments related to fuel and tire rebates
In 2002, 2003, and 2004, Mr. Wise benefited from payments made directly to him, or made to us and endorsed to him or to third parties on his behalf, related to certain fuel and tire rebates owed to us by vendors. These payments totaled $0.7 million, $0.3 million, and $0.1 million, respectively, during such years. They have been accounted for as compensation expense in the periods paid and are included in Mr. Wise’s compensation, with the exception of the 2003 amount, which has been prorated between Messrs. Wise and Wieck and is reflected as $0.1 million and $0.2 million, respectively, in their 2003 compensation. See “Management—Compensation of executive officers—Summary compensation table.” The payments of these rebates to related parties will not be continued after this offering.
Sale-leaseback transaction advisory fee
In February 2005, we concluded a sale-leaseback transaction with a third party relating to 500 trailers. In connection with this transaction, the third party paid Messrs. Wise and Wieck, respectively, $0.8 million and $0.1 million in cash as a sale advisory fee in return for their work in arranging the transaction. The fee has been accounted for as compensation expense in the period paid.
Trailer lease that will not continue after this offering
In August 2003, we entered into a month-to-month lease agreement relating to approximately 69 dry van trailers from LLL, LLC, a limited liability company 50% of which is held in trust by

Mrs. Wise for her and Mr. Wise’s three daughters. The rental payment is $217 per trailer per month. We accrued rent of $60,000 in 2003, $180,000 in 2004, and $90,000 in the six months ended June 30, 2005. A payable of $330,000 is owed to LLL, LLC at June 30, 2005. We are in the process of replacing those trailers and have agreed to terminate the lease prior to the consummation of this offering.
Employment of family members that will not continue after this offering
From time to time in the past, we have employed family members of Mr. and Mrs. Wise. All amounts paid to Mrs. Wise have been aggregated with the compensation of Mr. Wise and are reported under “Management— Compensation of executive officers.” Aggregate compensation paid to Mr. Wise’s three daughters was $72,800 in 2002, $86,270 in 2003, $87,656 in 2004, and $36,000 in the six months ended June 30, 2005. None of Mr. Wise’s family members will be employed by us after this offering.
Air One sale of aircraft and M&W payments
In 2003, Air One, our wholly owned subsidiary, sold an aircraft to M&W, Inc., a corporation 50% owned by Mr. Wise, for a $1.7 million note receivable and $0.2 million in cash. The note did not bear interest and was paid by M&W through assumption of a bank note of an equal amount in February 2004. In 2005, we made an advance of $0.8 million to M&W relating to a purchase of an aircraft by M&W from a third party and paid $0.4 million of its operating expenses. The outstanding balance owed to us by M&W at June 30, 2005, was $1.1 million. The outstanding balance will have been repaid in full prior to this offering.
Payments for Secure Air operating expenses
In 2005, we made payments totaling $0.4 million to third parties on behalf of Secure Air Charter, LLC, a limited-liability company in which Mr. Wise expects to acquire a minority equity interest. These payments related to Secure Air’s operating expenses. At June 30, 2005, Secure Air’s outstanding balance owed to us was $0.4 million. The outstanding balance will have been repaid in full prior to this offering.

Principal and selling stockholders
The following table sets forth, as of September 30, 2005, the number of shares and percentage of outstanding shares of common stock beneficially owned by:

•	each person known to us to beneficially own five percent or more of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.
Except as otherwise noted below, the address for each person listed on the table is c/o Western Express Holdings, Inc., 7135 Centennial Place, Nashville, Tennessee 37209. Beneficial ownership is determined in accordance with the federal securities rules that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are or will become exercisable within 60 days are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.
The percentages shown are based on 5,000,000 shares of common stock outstanding at September 30, 2005, and the sale of                      shares of common stock by us in this offering.

	Shares beneficially			Shares beneficially
	owned prior			owned after
	to the offering			the offering
			Shares being
	Number	Percent	offered	Number	Percent

Executive officers and directors:
Wayne Wise(1)(2)	4,500,000	90.0%			%
Paul Wieck(3)	500,000	10.0
Richard L. Prickett, Jr.(4)
Clarence C. Easterday(5)
All directors and executive officers as a group (four persons)(6)	5,000,000	100.0
Other principal and selling stockholders:
Donna Wise(2)(7)	4,500,000	90.0

(1) Immediately prior to the consummation of this offering, we expect Mr. Wise to be granted options to purchase                 shares of our common stock, all of which vest upon the consummation of this offering.
(2) Each of Mr. and Mrs. Wise holds 2,250,000 shares of our common stock and is deemed to beneficially own the other’s shares of our common stock by attribution.
(3) Immediately prior to the consummation of this offering, we expect Mr. Wieck to be granted options to purchase                 shares of our common stock, all of which vest upon the consummation of this offering.
(4) Immediately prior to the consummation of this offering, we expect Mr. Prickett to be granted options to purchase                 shares of our common stock, all of which vest upon the consummation of this offering, and to receive a grant of                 shares of restricted stock, 20% of which will vest (as long as we achieve a specified operating ratio) on March 31, 2007, and each anniversary thereof through March 31, 2011.
(5) Immediately prior to the consummation of this offering, we expect Mr. Easterday to be granted options to purchase                 shares of our common stock, all of which vest upon the consummation of this offering, and to receive a grant of                 shares of restricted stock, 20% of which will vest (as long as we achieve a specified operating ratio) on March 31, 2007, and each anniversary thereof through March 31, 2011.
(6) Includes 2,250,000 shares of our common stock held by Mrs. Wise that are deemed to be beneficially owned by Mr. Wise by attribution.
(7) Mrs. Wise, Mr. Wise’s wife, served as a director from January 1992 to October 2005.

Description of capital stock
The following summary of the terms of our capital stock is qualified in its entirety by reference to the applicable provisions of Nevada law and our amended and restated articles of incorporation and bylaws. Copies of our amended and restated articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2005, there were 5,000,000 shares of common stock outstanding, owned by three holders of record. Upon completion of this offering, we expect to have                      shares of common stock and no shares of preferred stock outstanding, excluding shares issuable under our omnibus incentive plan.
Common stock
Voting rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected.
Dividend rights. The holders of our common stock are entitled to receive dividends ratably when, as, and if declared by our board out of legally available funds. All such dividends are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.
Liquidation rights. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Other matters. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There are no conversion or preemption rights or redemption or sinking fund provisions with respect to our common stock.
Priority of preferred stock. The rights, preferences, and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.
Certain provisions of our amended and restated articles of incorporation, bylaws, and Nevada statutes
The provisions of our amended and restated articles of incorporation and bylaws and of Chapter 78 of the Nevada Revised Statutes summarized below may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Limitation of liability of officers and directors. Subject to limited exceptions, Nevada law currently provides that our directors and officers will not be personally liable to our company or our stockholders for monetary damages for any act or omission as a director or officer other than if the director or officer breached his fiduciary duty to us or our stockholders and such breach involved intentional misconduct, fraud, or a knowing violation of law.
As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty, including breaches resulting from grossly negligent behavior, except in the situations described above. Although Nevada law allows a corporation to provide for greater liability of the corporation’s directors or officers, our amended and restated articles of incorporation do not provide for such expanded liability.
Special meetings of stockholders. Our amended and restated articles of incorporation provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.
Stockholder action; advance notice requirements for stockholder proposals and director nominations. Our amended and restated articles of incorporation provide that stockholders may only take action at duly called annual or special meetings. Stockholders are not permitted to take action by written consent unless the action to be effected and the taking of the action by stockholder written consent have been approved in advance by our board. In addition, our bylaws establish advance notice procedures for:

•	stockholder nomination of candidates for election as directors; and

•	stockholder proposal of topics for consideration at stockholders’ meetings.
Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our bylaws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.
Election and removal of directors. Members of our board of directors are elected annually by a plurality of the votes cast at a meeting of stockholders to hold office for one-year terms and until their successors are duly elected and qualified. Our stockholders may only remove directors for cause and only by the affirmative vote of at least two-thirds of the total voting power of the outstanding shares entitled to vote. Our board of directors may elect a director to fill a vacancy created by the expansion of the board of directors or by resignation or removal of a director.
Nevada anti-takeover statutes
Business combinations act. Under the terms of our amended and restated articles of incorporation, we are subject to Nevada’s anti-takeover law. This law provides that any person who is:

•	the direct or indirect beneficial owner of 10% or more of outstanding voting stock of a Nevada corporation; or

•	an affiliate or associate of a Nevada corporation who, at any time within three years, was the direct or indirect beneficial owner of 10% or more the corporation’s outstanding voting stock is an interested stockholder who cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. Business combinations encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales, and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. Provisions of this law have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With the approval of our stockholders, we may amend our amended and restated articles of incorporation in the future to opt out from the anti-takeover law. By opting out of the Nevada anti-takeover law, third parties could more easily pursue a takeover transaction that was not approved by our board of directors.
Control shares act. Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3, or 1/2 interest in the voting power of the corporation in the election of directors, has only such voting rights in the shares acquired that caused the stockholder to exceed any such threshold as are conferred by a majority vote of the corporation’s stockholders at an annual or special stockholders’ meeting. Presently, our bylaws do not opt out of this act. However, we may opt out by amending our bylaws either before or within 10 days after the relevant acquisition of shares.
Amendment to certain articles of incorporation and bylaws provisions. Our amended and restated articles of incorporation and bylaws provide that amendments to certain provisions of the articles and bylaws will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock, namely:

•	the provisions requiring a two-third stockholder vote for removal of directors;

•	the provisions requiring a two-third stockholder vote for the amendment, repeal, or adoption of certain provisions of our amended and restated articles of incorporation; and

•	the provisions requiring a two-third stockholder vote for the amendment, repeal, or adoption of certain provisions of our bylaws.
The two-third vote will allow the holders of a minority of our voting securities to prevent the holders of a majority or more of our voting securities from amending certain provisions of our amended and restated articles of incorporation and our bylaws.
Transfer agent and registrar
We expect the transfer agent and registrar for our common stock to be UMB Bank, N.A.
Listing
We have applied for listing of our common stock on the Nasdaq National Market under the symbol “WEXP.”

Shares eligible for future sale
Prior to the offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect trading prices of our common stock from time to time.
Sale of restricted shares
Upon completion of this offering,                      shares of our common stock will be outstanding, or                      shares if the underwriters exercise their over allotment option in full. Of these shares, the                      shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act, except for any shares that may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.
Rule 144
In general, under Rule 144 as currently in effect, holders of restricted securities who have beneficially owned their shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of one percent of the then outstanding shares of our common stock (approximately            shares immediately after this offering) and the average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.
In addition, under Rule 144(k), a person who has held restricted securities for a minimum of two years from the later of the date that such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale, public information, and the other limitations contained in Rule 144. The foregoing summary is not intended to be a complete discussion of Rule 144.
Commencing 180 days after the date of this prospectus, approximately                     outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale, and notice requirements set forth in applicable SEC rules.

Lock-up agreements
We and our officers, directors, and our stockholders that collectively will hold after this offering                      shares of common stock and substantially all of the shares of common stock issuable upon exercise of outstanding options have entered into the lock-up agreements described in “Underwriting.”
Form S-8 Registration
Upon completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register 1,000,000 shares of our common stock reserved for issuance or sale under our omnibus incentive plan. Following the completion of this offering, we expect there to be outstanding options to purchase a total of                     shares of our common stock,                      of which will vest immediately, and                      shares of our common stock subject to restricted stock grants.

Underwriting
Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we and the selling stockholders have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc. is acting as book-running manager and representative, the following respective numbers of shares of common stock:

Number of
Name	shares

J.P. Morgan Securities Inc.
Stephens Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below, subject to approval of legal matters by counsel and to other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of common stock being offered.
Over-allotment option
The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. To the extent the option is exercised, each underwriter must purchase a number of additional shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.
Underwriting discounts and offering expenses
The underwriters propose to offer the shares of common stock initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a selling concession of $           per share. The underwriters may allow, and such dealers may reallow, a concession of $           per share on sales to certain other brokers or dealers. After the initial public offering of the shares, the representative may change the public offering price and other selling terms.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per share		Total

	Without	With full	Without	With full
	over-allotment	over-allotment	over-allotment	over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                    .
Lock-up agreements
We have agreed that we will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, without the prior written consent of the representative, for a period of 180 days after the date of this prospectus, except any public disclosure, filing of a registration statement, or offer, sale, or issuance in connection with our omnibus incentive plan and shares of common stock issuable thereunder, or in connection with a merger, acquisition, or similar transaction and shares issuable thereunder. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
All of our executive officers, directors, and stockholders have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of the representative. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Indemnification
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.
Listing
We have applied to include our common stock on the Nasdaq National Market under the symbol “WEXP.”
Determination of offering price
Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock offered by this prospectus will be determined through negotiations among us, the selling stockholders, and the underwriters’ representative, and may not reflect the market price for our common stock that may prevail following this offering. Principal factors we expect to be considered in these negotiations include:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for our industry;

•	an assessment of our management;

•	our past and present results of operations;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.
None of us, the selling stockholders, or the underwriters can assure you that an active trading market will develop for our common stock or that our common stock will trade in the public market at or above the initial public offering price.
Stabilization, short positions, and penalty bids
In connection with this offering, the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, the resulting naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Relationships
Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time-to-time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters
Scudder Law Firm, P.C., L.L.O. of Lincoln, Nebraska, will pass on the validity of shares of our common stock and on certain legal matters in connection with this offering for us and for the selling stockholders. Simpson Thacher & Bartlett LLP will pass on certain legal matters relating to this offering for the underwriters.
Experts
The financial statements of Western Express, Inc. and subsidiary and affiliates as of and for the three years ended December 31, 2004 included elsewhere in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock hereby offered. The term registration statement means the original registration statement and any and all amendments thereto, including the exhibits and schedules to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.
As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we will file periodic reports, proxy statements, and other information with the SEC. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.westernexp.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

Index to consolidated financial statements

Page
Audited consolidated financial statements of Western Express, Inc. and subsidiary and affiliates for the three fiscal years ended December 31, 2004 and unaudited consolidated financial statements of Western Express, Inc. and subsidiary and affiliates as of June 30, 2005, and for the six-months ended June 30, 2004, and 2005.

Report of Crowe Chizek and Company LLC, independent registered public accounting firm	F-2
Consolidated balance sheets at December 31, 2003, and 2004 (audited) and June 30, 2005 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2002, 2003, and 2004 (audited) and the six months ended June 30, 2004, and 2005 (unaudited)	F-5
Consolidated statements of stockholders’ equity for the years ended December 31, 2002, 2003, and 2004 (audited) and the six months ended June 30, 2005 (unaudited)	F-6
Consolidated statements of cash flows for the years ended December 31, 2002, 2003, and 2004 (audited) and the six months ended June 30, 2004, and 2005 (unaudited)	F-7
Notes to consolidated financial statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Western Express, Inc. and Subsidiary and Affiliates
Nashville, Tennessee
We have audited the accompanying consolidated balance sheets of Western Express, Inc., and Subsidiary and Affiliates as of December 31, 2003, and 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the fiscal years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Express, Inc. and Subsidiary and Affiliates as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Brentwood, Tennessee
October 21, 2005

Western Express, Inc. and subsidiary and affiliates
consolidated balance sheets

				Pro forma
	December 31,			June 30,
			June 30,	2005 (unaudited)
	2003	2004	2005 (unaudited)	(Note 14)

ASSETS
Current assets:
Cash	$659,505	$314,276	$116,780	$116,780
Accounts receivable— trade, net of allowance of $430,199, $929,199, and $929,199 in 2003, 2004, and 2005, respectively	25,379,032	31,178,286	29,067,374	29,067,374
Accounts receivable— other	670,589	361,908	619,432	619,432
Accounts receivable— related parties	1,935,350	357,000	1,750,195	1,750,195
Inventories and supplies	755,127	645,000	705,598	705,598
Prepaid expenses	2,458,956	2,645,621	1,044,015	1,044,015
Other current assets	194,000	1,562,692	1,177,184	1,177,184

Total current assets	32,052,559	37,064,783	34,480,578	34,480,578
Property and equipment, at cost	96,300,809	121,838,532	129,868,044	129,868,044
Less accumulated depreciation and amortization	(26,990,546)	(37,339,325)	(28,933,093)	(28,933,093)

Net property and equipment	69,310,263	84,499,207	100,934,951	100,934,951
Restricted cash	2,378,488	4,176,028	5,187,028	5,187,028
Goodwill	272,936	272,936	272,936	2,772,936
Intangibles and other assets	938,627	1,630,065	1,448,522	1,448,522

Total assets	$104,952,873	$127,643,019	$142,324,015	$144,824,015

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Revolving credit facility	$16,512,767	$22,699,754	$19,306,494	$19,306,494
Current maturities of long-term debt	20,986,024	24,971,641	15,251,612	15,251,612
Current maturities of capitalized leases	3,834,653	29,046,753	54,446,305	54,446,305
Accounts payable	5,688,444	6,105,940	4,111,328	4,111,328
Accounts payable— related parties	60,000	240,000	330,000	330,000
Accrued expenses	7,445,411	9,668,229	13,806,557	16,306,557
Deferred income taxes	199,779	236,141	184,247	1,623,168

Total current liabilities	54,727,078	92,968,458	107,436,543	111,375,464
Long-term liabilities:
Long-term debt, less current maturities	35,709,364	20,263,590	20,467,557	20,467,557
Capitalized leases, less current maturities	10,028,537	8,551,045	6,880,805	6,880,805
Deferred income taxes	46,258	64,825	194,955	13,356,034

Total liabilities	100,511,237	121,847,918	134,979,860	152,079,860
Minority interest	143,805	308,365	354,178	354,178
Commitments and contingencies

				Pro forma
	December 31,			June 30,
			June 30,	2005 (unaudited)
	2003	2004	2005 (unaudited)	(Note 14)

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share, 10,000,000 shares authorized, actual and pro forma; none issued and outstanding, actual and pro forma	—	—	—	—
Common stock, $0.001 par value per share, 100,000,000 shares authorized, actual and pro forma; 5,000,000 shares issued and outstanding, actual and pro forma	5,000	5,000	5,000	5,000
Additional paid-in capital	—	—	—	6,984,977
Retained earnings	4,292,831	5,481,736	6,984,977	(14,600,000)

Total stockholders’ equity (deficit)	4,297,831	5,486,736	6,989,977	(7,610,023)

Total liabilities and stockholders’ equity	$104,952,873	$127,643,019	$142,324,015	$144,824,015

See accompanying notes to the consolidated financial statements.

Western Express, Inc. and subsidiary and affiliates
consolidated statements of operations

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)

Freight revenue	$114,932,534	$190,893,216	$211,092,869	$101,463,567	$109,988,496
Fuel surcharges	2,712,730	7,282,862	14,391,485	5,779,578	10,331,202

Total revenue	117,645,264	198,176,078	225,484,354	107,243,145	120,319,698

Operating expenses:
Salaries, wages, and related expenses	45,337,599	71,533,287	71,004,578	36,819,230	36,334,334
Fuel and related taxes	23,706,142	43,396,727	50,541,560	23,256,569	30,469,881
Operations and maintenance	12,986,176	29,086,788	33,463,333	16,264,498	14,704,154
Purchased transportation	3,504,424	9,431,109	20,357,115	7,816,604	12,107,369
Insurance and claims	4,103,971	7,429,046	8,799,465	3,992,384	3,785,012
Operating taxes and licenses	1,927,658	3,599,348	3,636,581	1,789,425	1,934,507
Communications and utilities	1,238,119	2,130,993	2,242,349	1,163,780	1,138,797
General supplies	3,514,222	4,256,318	4,672,184	2,627,284	2,364,245
Revenue equipment rentals	5,577,266	7,886,578	6,931,918	4,136,104	4,074,792
Depreciation and amortization	9,256,632	14,646,406	15,663,293	6,848,223	7,679,838

Total operating expenses	111,152,209	193,396,600	217,312,376	104,714,101	114,592,929

Operating income	6,493,055	4,779,478	8,171,978	2,529,044	5,726,769
Other expenses:
Interest expense	4,379,277	5,934,864	6,430,899	3,010,116	4,099,480
Minority interest expense (income)	(390,644)	(8,132)	164,560	116,470	45,813

Income (loss) before income taxes	2,504,422	(1,147,254)	1,576,519	(597,542)	1,581,476
Income tax expense	98,626	12,253	54,930	19,162	78,235

Net income (loss)	$2,405,796	$(1,159,507)	$1,521,589	$(616,704)	$1,503,241

Income (loss) per share:
Basic and diluted earnings (loss) per share	$0.48	$(0.23)	$0.30	$(0.12)	$0.30
Pro forma C corporation data (unaudited):
Historical income (loss) before income taxes	$2,504,422	$(1,147,254)	$1,576,519	$(597,542)	$1,581,476
Pro forma income tax expense	2,004,738	1,360,181	2,160,741	554,320	1,382,108

Pro forma net income (loss)	$499,684	$(2,507,435)	$(584,222)	$(1,151,862)	$199,368

Pro forma income (loss) per share:
Basic and diluted earnings per share	$0.10	$(0.50)	$(0.12)	$(0.23)	$0.04
Basic and diluted weighted average shares outstanding	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

See accompanying notes to the consolidated financial statements.

Western Express, Inc. and subsidiary and affiliates
consolidated statements of stockholders’ equity

			Total
		Retained	stockholders’
	Common stock	earnings	equity

Balances at January 1, 2002	$5,000	$3,596,751	$3,601,751

Net income		2,405,796	2,405,796
Stockholder distributions		(298,103)	(298,103)

Balances at December 31, 2002	$5,000	$5,704,444	$5,709,444

Net loss		(1,159,507)	(1,159,507)
Stockholder distributions		(252,106)	(252,106)

Balances at December 31, 2003	$5,000	$4,292,831	$4,297,831

Net income		1,521,589	1,521,589
Stockholder distributions		(332,684)	(332,684)

Balances at December 31, 2004	$5,000	$5,481,736	$5,486,736

Net income (unaudited)		1,503,241	1,503,241

Balances at June 30, 2005 (unaudited)	$5,000	$6,984,977	$6,989,977

See accompanying notes to the consolidated financial statements.

Western Express, Inc. and subsidiary and affiliates
consolidated statements of cash flows

				Six months ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$2,405,796	$(1,159,507)	$1,521,589	$(616,704)	$1,503,241
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for losses on accounts receivable	1,008,256	73,946	531,651	250,000	44,573
Depreciation and amortization	8,933,608	14,981,459	15,931,438	7,390,476	9,892,311
Deferred income taxes	99,009	12,254	54,929	19,162	78,236
(Gain) loss on disposition of property and equipment	323,025	(335,053)	(268,145)	(542,253)	(2,212,473)
Minority interest	(390,644)	(8,132)	164,560	116,470	45,813
Changes in operating assets and liabilities:
Accounts receivable— trade	(13,699,259)	(3,081,917)	(6,330,905)	(3,897,283)	2,066,339
Accounts receivable— other	(457,571)	179,424	308,681	(216,664)	(257,524)
Accounts receivable— related parties	—	(1,935,350)	1,578,350	1,658,350	(1,393,195)
Inventories and supplies	(41,802)	(642,307)	110,127	(20,000)	(60,598)
Prepaid expenses	453,642	(1,034,167)	(186,665)	695,003	1,601,606
Other assets	(20,915)	(485,004)	(2,306,637)	(1,601,105)	252,287
Checks in excess of bank balance	—	—	—	1,085,020	—
Accounts payable and accrued expenses	5,781,737	3,184,070	2,640,314	1,061,252	1,494,349
Accounts payable— related parties	—	60,000	180,000	90,000	90,000

Net cash provided by operating activities	4,394,882	9,809,716	13,929,287	5,471,724	13,144,965

Cash flows from investing activities:
Acquisition of property and equipment	(3,977,729)	(2,118,394)	(1,134,212)	—	(443,616)
Proceeds from disposition of property and equipment	3,286,266	4,710,546	5,464,029	2,454,866	19,379,350
Acquisition of business	—	(972,586)	—	—	—

Net cash provided (used) by investing activities	(691,463)	1,619,566	4,329,817	2,454,866	18,935,734

Cash flows from financing activities:
Stockholder distributions	(298,103)	(252,106)	(332,684)	(119,954)	—
Net borrowings on revolving credit facility	5,604,979	5,899,313	6,186,987	4,343,707	(3,393,260)
Proceeds from issuance of debt	3,259,600	4,442,491	3,216,473	1,028,322	—
Repayments of long-term debt	(7,010,005)	(18,327,005)	(22,067,717)	(10,701,353)	(23,988,681)
Repayments of capitalized leases	(4,650,401)	(1,880,190)	(3,809,852)	(1,788,567)	(3,885,254)
Change in restricted cash, net	(1,238,757)	(1,139,731)	(1,797,540)	(1,348,250)	(1,011,000)

Net cash used by financing activities	(4,332,687)	(11,257,228)	(18,604,333)	(8,586,095)	(32,278,195)

Net increase (decrease) in cash	(629,268)	172,054	(345,229)	(659,505)	(197,496)
Cash at beginning of period	1,116,719	487,451	659,505	659,505	314,276

Cash at end of period	$487,451	$659,505	$314,276	$—	$116,780

Cash paid during the period for:
Interest, including interest on capitalized lease obligations	$4,119,898	$5,880,431	$6,397,774	$2,972,021	$3,864,103

Income taxes	$—	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements.

Western Express, Inc. and subsidiary and affiliates
notes to consolidated financial statements
Note 1—Summary of significant accounting policies
Nature of operations: Western Express, Inc. (“WEI”) is a truckload carrier of diversified freight based in Nashville, Tennessee. WEI generally transports full trailer loads of freight for a single customer from origin to destination without intermediate stops or handling. WEI operates primarily in short-to-medium lengths of haul east of the Mississippi River, currently serving customers primarily through three service offerings: dry van, flatbed, and dedicated. Although revenue can be determined by service offering, WEI’s expenses are not so segregated. Accordingly, WEI’s operations comprise a single segment for financial reporting purposes. WEI is headquartered in Nashville, Tennessee.
The capitalization reflected in the balance sheet as of the end of each period is as if the holding company formation described in “Note 14—Transactions in connection with proposed public offering—Holding company formation” had occurred in the earliest period presented.
Principles of consolidation: The consolidated financial statements include WEI, its wholly owned subsidiary Air One, Inc. (“Air One”), Western Properties, a general partnership owned by the stockholders of WEI (“Western Properties”), and Western Capital LLC (“Western Capital”), a limited liability company owned by the stockholders of WEI (collectively, the “Company”). Air One owns two Lear jets and leases them out for hire to third parties in addition to the Company’s use. Western Properties and Western Capital are each considered a VIE under the provisions of FIN 46R (as such terms are defined below). All intercompany balances and transactions have been eliminated.
In January 2003, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was amended in December 2003 (as amended “FIN 46R”). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (these are referred to as variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. WEI believes that a VIE relationship exists with Western Properties and Western Capital due to their equity position at inception and WEI’s guaranties of their debt, and, as a result, has adopted the consolidation provisions of FIN 46R.
WEI leases the Company’s headquarters and main terminal property from Western Properties. WEI paid $525,000, $630,000, $840,000, and $420,000 in rents to Western Properties during 2002, 2003, 2004, and the six months ended June 30, 2005, respectively. The revenue and related rent expense have been eliminated in consolidation. This amount represents Western Properties’ total revenue for the year ended December 31, 2004. The property consists of a general office, a maintenance facility, a body shop, approximately 40 acres of paved surface area for tractor and trailer usage, and 10 acres of undeveloped land.
Western Capital was formed in connection with a 2003 acquisition transaction (Note 2) in order to liquidate certain accounts receivable of the acquired company.
At December 31, 2004, Western Capital had $111,629 of current assets, consisting of cash and a related party receivable, and equity of $111,629.

At December 31, 2004, Western Properties had $89,782 of current assets, consisting of cash and a stockholder note receivable, along with $8,664,396 of non-current assets, consisting of land and buildings, net of accumulated depreciation and deferred charges.
At December 31, 2004, Western Properties had outstanding debt of $7,163,377, of which $296,090 was short term and $6,867,287 was long term, all of which was guaranteed by WEI.
At December 31, 2004, Western Properties had other current liabilities of $1,394,066, consisting of a $30,000 trade payable and a related party payable. Western Properties had equity of $196,735.
Western Properties’ net income for the year ended December 31, 2004 was $82,439. In accordance with FIN 46R, this amount is offset by a reduction for minority interest included in the financial statements.
Interim financial information: The financial information as of June 30, 2005, and for the six months ended June 30, 2004, and 2005, is unaudited. In the opinion of management, such information includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for such periods. Operating results for the six months ended June 30, 2005, are not necessarily indicative of results to be expected for a full year or any future period.
Cash and restricted cash: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash is restricted for collateral on three outstanding letters of credit (see Note 3).
Inventories and supplies: Inventories and supplies consist of parts, tires, and other supplies and is stated at the lower of cost or market. Tires on new revenue equipment are capitalized as a component of the related equipment cost when the vehicle is placed in service and recovered through depreciation over the life of the vehicle. Replacement tires are expensed when placed in service.
Accounts receivable: Freight services are provided to customers using credit terms customary in the Company’s industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on historic loss experience and current economic conditions. Losses are charged off to the reserve when management deems further collection efforts will not produce additional recoveries. Management has recorded an allowance for doubtful accounts in the amount of $1,437,199, $430,199, $929,199, and $929,199 as of December 31, 2002, 2003, and 2004, and June 30, 2005, respectively.
Following is a summary of the activity in the allowance for doubtful accounts for the year ended December 31, 2002, 2003, and 2004, and the six months ended June 30, 2005:

				June, 2005
	2002	2003	2004	(unaudited)

Balance at beginning of year	$592,329	$1,437,199	$430,199	$929,199
Additions— charges to bad debt expense (recoveries)	1,008,256	73,946	531,651	44,573
Deductions— uncollectible accounts written off	(163,386)	(1,080,946)	(32,651)	(44,573)

Balance at end of period	$1,437,199	$430,199	$929,199	$929,199

Property and equipment: Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Revenue equipment is generally depreciated over three to seven years. Service cars, furniture, and fixtures are generally depreciated over five to seven years. Shop and miscellaneous equipment is depreciated over three to five years. The salvage value, useful life, and annual depreciation of tractors and trailers are evaluated annually based on the current market environment and on the Company’s recent experience with disposition values. Any change could result in greater or lesser annual expense in the future. Gains or losses on disposal of revenue equipment are included in depreciation in the statements of operations. Depreciation expense was $9,212,463, $14,506,912, $15,054,927, and $7,365,074 in 2002, 2003, 2004, and for the six months ended June 30, 2005, respectively, including (increases) reductions of $(323,025), $335,053, $268,145, and $2,212,473, respectively, related to gains (losses) on sale of equipment that are included in depreciation. Changes in management’s judgments could result in increased or decreased depreciation expense in future periods.
Property and equipment at December 31, 2003, and 2004, and June 30, 2005 consists of:

			June 30, 2005
	2003	2004	(unaudited)

Revenue equipment	$80,734,046	$105,359,598	$112,889,614
Aircraft	1,425,000	2,268,484	2,673,279
Land and buildings	11,018,192	11,108,193	11,108,193
Furniture and fixtures	1,372,529	1,372,529	1,411,350
Other	1,751,042	1,729,728	1,785,608
Less accumulated depreciation and amortization	(26,990,546)	(37,339,325)	(28,933,093)

Total	$69,310,263	$84,499,207	$100,934,951

Impairment of long-lived assets: The Company evaluates the carrying value of long-lived assets by analyzing the operating performance and future cash flows for those assets or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The carrying amount of the underlying assets is adjusted if the sum of expected future cash flows is less than the carrying value on an undiscounted basis. Impairment can be impacted by management’s projection of the actual level of cash flows, future cash flows and salvage values, or the methods of estimation used for determining fair values. Any changes in management’s judgments could result in impairment charges in the future.
Intangible assets: Intangible assets are included in other assets in the accompanying consolidated balance sheets and include non-compete agreements, customer lists, and deferred loan costs acquired in acquisitions. The Company annually evaluates the net realizability of the carrying amount of intangible assets. Non-compete agreements are amortized over the life of the agreement, customer lists are amortized over seven years, and deferred loan costs are amortized over the life of the loan. Amortization expense related to intangible assets was $44,171, $139,494, $608,366, and $314,764 in 2002, 2003, 2004, and for the six months ended June 30, 2005, respectively. Accumulated amortization was $192,599, $800,965, and $1,115,729 at December 31, 2003, and 2004, and June 30, 2005, respectively. The weighted average amortization period of intangible assets was 5.3 years, 4.1 years, and 3.1 years at December 31, 2003, and 2004, and June 30, 2005, respectively.

Scheduled amortization expense related to intangible assets for future years is as follows:

	December 31,	June 30, 2005
	2004	(unaudited)

2005	$593,746	$—
2006	532,365	592,259
2007	244,636	469,967
2008	135,502	186,560
2009	69,145	115,689
2010 and thereafter	14,671	44,047

	$1,590,065	$1,408,522

Goodwill: Goodwill represents the excess of purchase price over fair value of net assets acquired. The Company has adopted Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets, and tests goodwill for impairment on an annual basis. The Company had $272,936 of goodwill at December 31, 2003, and 2004, and June 30, 2005.
Income taxes: WEI has elected to be taxed as an S corporation under the Internal Revenue Code. As an S corporation, WEI passes through items of income and deductions to its stockholders each year as earned and thus pays no federal income taxes. Therefore, no provision or liability for federal income taxes has been included for WEI in these financial statements and income taxes consist solely of state income taxes (Notes 8 and 14).
WEI is subject to various state income taxes because some states do not recognize S corporation status. WEI uses the modified cash basis of reporting for tax purposes and the accrual method of accounting for financial reporting purposes.
WEI has established deferred tax accounts for all temporary differences between the book and tax basis of assets and liabilities. These temporary differences result primarily from net operating losses carried forward, tax versus financial basis, valuation allowances, and depreciation methods. Deferred tax accounts must be adjusted to reflect new rates if enacted into law.
Air One is recognized as a C corporation for federal and state income tax filing requirements. The tax method of reporting resulted in no currently due federal or state income taxes for 2002, 2003, and 2004. Deferred taxes have been provided for as a result of tax versus financial basis and depreciation methods and are consolidated in the Company’s historical financial statements.
Western Properties is a general partnership, which passes through items of income and deductions to the partners each year as earned, and thus pays no federal or state income taxes. Therefore, no provision or liability for income taxes has been included in these financial statements.
Western Capital is a single-member LLC, which passes through items of income and deductions to the member each year as earned, and thus pays no federal or state income taxes. Therefore, no provision or liability for income taxes has been included in these financial statements.
Fair value of financial instruments: Financial instruments consist primarily of cash, accounts receivable, accounts payable, and debt. The carrying amounts of cash, accounts receivable, revolving credit facility, and accounts payable approximate their fair values because of the short-term maturity of these instruments. Interest rates that are currently available for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of long-term debt. The carrying amount of short and long-term debt and capitalized leases at December 31, 2003, and 2004, and June 30, 2005, was approximately $68,400,000, $83,500,000, and $97,200,000, respectively, and approximates the estimated fair value.
Revenue recognition: Revenue from operations is recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length-of-haul segment of the truckload industry; therefore, the Company’s typical customer delivery is completed within two days after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages, and any other direct expenses are accrued when the related revenue is recognized.
Concentration of credit risk: Financial instruments potentially subject to concentrations of credit risk consist of cash on deposit and accounts receivable from customers. Cash deposits are primarily in financial institutions and may at times exceed federally insured amounts.
Concentrations of credit risk with respect to trade receivables are limited to customers in various industries. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. Approximately 11% of total revenue for the years ended December 31, 2003 and 2004, was generated from one customer. No customers accounted for more than 10% of the Company’s total revenue for the year ended December 31, 2002, or for the six months ended June 30, 2005. At December 31, 2003, and 2004, and June 30, 2005, one customer’s accounts receivable balance totaled $1,942,912, $2,483,433, and $2,971,726, respectively.
Insurance and claims: Claims and insurance accruals consist of cargo loss, physical damage, liability (personal injury and property damage), health, and workers’ compensation claims within the Company’s established retention levels. Claims in excess of retention levels are generally covered by insurance in amounts the Company considers adequate. Claims accruals represent the uninsured portion of pending claims at December 31, 2002, 2003, and 2004, and June 30, 2005, plus an estimated liability for incurred but not reported claims. Accruals for cargo loss, physical damage, liability, and workers’ compensation claims are estimated based on the Company’s evaluation of the type and severity of individual claims and future development based on historical trends.
Earnings per share (“EPS”): The Company applies the provisions of FASB Statement of Financial Accounting Standards No. 128, Earnings per Share, which requires companies to present basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. In 2002, 2003, 2004, and as of June 30, 2005, the Company did not have any dilutive securities.
Pro forma income (loss) per share: Pro forma income (loss) per share has been calculated as if the Company had been a C corporation for federal income tax purposes (Note 14). Pro forma basic and diluted income (loss) per share is calculated using the weighted average number of shares outstanding.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include depreciation, allowance for doubtful accounts, valuation of fixed assets, insurance reserves, and intangibles. Actual results could vary from the estimates that were used.
Effects of new accounting pronouncements: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets— An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based upon the fair value of the assets exchanged. The guidance in APB Opinion No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
In November 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-13, Applying the Conditions in Paragraph  42 of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). Paragraph 42 of Financial Accounting Standards Board Statement No. 144 states that the operations of a component of an entity that has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal. The EITF determined in EITF 03-13 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. Cash flows of the component would not be eliminated if the continuing cash flows to the entity are considered direct cash flows. The consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company expects that this consensus will have no material effect on its consolidated financial statements.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. FIN 47 is effective for the Company no later than the fiscal year ending after December 15, 2005. The Company is currently evaluating the impact of FIN 47 on its financial statements and does not expect the new standard to have a material impact on its results of operations or financial condition.
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement

No. 3 (“FAS 154”). FAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt the provisions of FAS 154, as applicable, beginning in 2006.
In June 2005, the EITF reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements (“EITF 05-06”). The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business consolidation or purchase. EITF 05-06 is effective for periods beginning after June 29, 2005. The Company does not believe that the adoption of EITF 05-06 will have a material impact on its financial position, results of operations, or cash flows since its current accounting treatment for leasehold improvements follows the guidance in this consensus.
In December 2004, the FASB issued a revision to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123R”). FAS 123R eliminates the ability to use the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employee (“APB 25”), and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, FAS 123R also requires entities to estimate the number of equity instruments for which the requisite service is expected to be rendered and, if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, FAS 123R amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. FAS 123R will be effective for the Company as of January 1, 2006. FAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or canceled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original FAS 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original FAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original FAS 123. The Company is currently evaluating the requirements of FAS 123R and will adopt this statement commencing on January 1, 2006. At December 31, 2004, the Company had not issued any stock-based awards to its employees or third parties. Accordingly, at such date the adoption of FAS 123R would not be expected to have a material effect on the Company’s financial statements upon adoption. However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 14— Transactions in connection with proposed initial public offering— Omnibus incentive plan), those awards will be subject to the accounting and disclosure provisions of FAS 123R and would be expected to have a material effect on the Company’s financial statements.
Note 2—Acquisitions
In April 2002, the Company acquired certain assets of Proline Carriers, LLC and Prostar Logistics, LLC, a truckload carrier, by assuming $13,471,380 in liabilities. Management made the acquisition with the objective of penetrating the dedicated market with critical mass and to establish key customer contacts. The excess of the purchase price over the fair value of the assets acquired was recorded as an intangible asset as it pertained to certain customer relationships and met the separability criterion of Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). The Company is amortizing the intangible asset over the period of the benefit, which has been estimated to be seven years.
The purchase price was allocated to the net assets acquired based on estimated fair values as set forth below at the date of the acquisition.

Prepaid expenses	$437,193
Property and equipment	12,814,623
Intangible assets	219,564
Accrued expenses	(150,000)
Notes payable	(13,321,380)

In November 2002, the Company acquired certain assets of J-Mar Trucking, Inc., a truckload carrier, by assuming $19,825,465 in liabilities and issuance of a note payable of $1,850,000. The agreement provides for an additional payment of approximately $2,500,000 upon a change in control of the Company, including a public offering. The contingent purchase price payment will result in additional goodwill at the time of payment. Management made the acquisition with the objective of expanding operations to a meaningful size to serve major shippers seeking additional core carriers. The Company ceased hauling a substantial portion of J-Mar’s pre-acquisition freight, and, accordingly, no value was placed on the customer relationships.
The purchase price was allocated to the net assets acquired based on estimated fair values as set forth below at the date of the acquisition.

Prepaid expenses and other assets	$303,579
Property and equipment	21,098,950
Goodwill	272,936
Notes payable assumed	(19,825,465)
Note payable issued	(1,850,000)

In March 2003, the Company acquired certain assets and assumed certain liabilities of Deaton, Inc. and its affiliates, a truckload carrier, in a non-cash transaction for a purchase price of $969,835 plus the assumption of approximately $15,372,209 in liabilities. Management made the acquisition with the objective of achieving significant presence in flatbed transportation services. The excess of the purchase price over the fair value of assets acquired was recorded as an intangible asset as it pertained to certain customer relationships and met the separability criterion of FAS 141. The Company is amortizing the intangible asset over the period of the benefit, which has been estimated to be seven years.
The purchase price was allocated to the net assets acquired based on estimated fair values as set forth below at the date of the acquisition.

Accounts receivable	$212,915
Prepaid expenses	281,298
Property and equipment	15,437,005
Intangible assets	410,826
Notes payable	(15,372,209)

The acquisitions were accounted for under provisions of FAS 141, and the results of operations have been included in the accompanying consolidated financial statements since their respective dates of acquisition. Pro forma disclosures of the acquisitions have not been included because the information is not available.
Note 3—Revolving credit facility
The Company has a revolving credit facility that provides for collateralized borrowings under a security agreement. The facility consists of a revolving A note with a maximum $30 million borrowing limit (“Facility A”) and a revolving B note with a maximum $7 million borrowing unit (“Facility B”). The amount outstanding as of December 31, 2004, was $21,320,740 under Facility A and $1,379,014 under Facility B. The amount outstanding as of June 30, 2005, was $19,275,379 under Facility A and $31,115 under Facility B. Interest on outstanding Facility A borrowings is payable monthly in arrears at a rate equal to 1.25% plus the greater of the prime rate and 4%. Interest on outstanding revolving B note borrowings is payable at a rate equal to 7% plus the greater of the prime rate and 4%. Facility A and Facility B bore interest at a rate of 6.5% and 12.25%, respectively, at December 31, 2004, and 7.26% and 13%, respectively, at June 30, 2005. The revolving credit facility can be terminated by either party upon 90 days’ written notice. The credit facility matures on March 30, 2007, but may be extended for an additional year if the Company so elects in a written notice given to the lender at least 60 days before the maturity date. Repayment of the amounts outstanding under the credit facility is secured by a lien on substantially all of the Company’s tangible and intangible personal property (excluding revenue equipment financed through third parties that is subject to their perfected security interest), as well as by a pledge of all of the capital stock of the Company’s subsidiary.
The credit facility contains restrictive covenants. These covenants, among other things, limit the Company’s ability to pay dividends and other distributions on its capital stock, prepay other debt, or undertake various corporate actions, and require that the Company maintain prescribed minimum amounts of consolidated tangible net worth, fixed charge coverage ratio, net leverage ratio, and earnings before interest, taxes, depreciation, amortization, and rents (“EBITDAR”). As of December 31, 2004, and June 30, 2005, the Company was not in compliance with certain financial covenants of the revolving credit facility. Accordingly, the revolving credit facility is presented as current. In addition, this default has triggered the cross-default provisions of some of the Company’s revenue equipment leases.
The Company also had stand-by letters of credit totaling $4,240,000 securing various insurance deductible amounts at December 31, 2004. There were no draws on letters of credit as of

December 31, 2004. The Company had restricted cash in the amount of $2,378,488 and $4,176,028 pledged as collateral for the letters of credit at December 31, 2003 and 2004, respectively.
Note 4—Accrued expenses
Accrued expenses contained the following items at December 31, 2003, and 2004, and June 30, 2005:

			2005
	2003	2004	(unaudited)

Taxes, interest, and insurance	$4,391,331	$5,783,147	$5,830,259
Payroll related items	2,084,932	2,468,450	4,074,249
Contractor liabilities	473,223	1,024,383	2,381,275
Other	495,925	392,249	1,520,774

Total	$7,445,411	$9,668,229	$13,806,557

Note 5—Installment notes payable
The following is a summary of installment notes payable at December 31, 2003, and 2004, and June 30, 2005:

		Approximate					June 30, 2005,
		monthly			2003	2004	balance
Lender	Rates	payment	Collateral	Maturity	balance	balance	(unaudited)

Various	0% - 10%	$1,460,150	Revenue equipment	April 2005 - December 2009	$42,786,381	$33,769,794	$25,176,312
Various	0% - 18.63%	8,437	Other equipment	March 2005 - April 2009	234,339	140,966	93,334
Various	5% - 6%	73,755	Real estate	June 2005 - October 2008	9,225,089	8,869,467	8,706,126
Bank	5.25%	18,082	Airplane	March 2007	2,834,185	894,724	859,389
Premium insurance companies	4.71% - 5.05%	71,669	N/A	Current	312,253	443,798	85,406
J-Mar	7.25%	50,000	N/A	Current	1,303,141	1,116,482	798,602

					$56,695,388	$45,235,231	$35,719,169
Current portion					(20,986,024)	(24,971,641)	(15,251,612)

					$35,709,364	$20,263,590	$20,467,557

Maturities of installment notes payable are as follows:

		June 30, 2005
	2004	(unaudited)

2005	$24,971,641	$—
2006	4,511,829	15,251,612
2007	3,354,432	4,801,744
2008	11,435,780	3,122,329
2009	915,225	12,385,179
2010 and thereafter	46,324	158,305

	$45,235,231	$35,719,169

Note 6—Capitalized lease obligations
The Company leases certain revenue equipment through capitalized leases. The following is a schedule of future minimum rent payments under capitalized leases as of December 31, 2004 and June 30, 2005. Certain of these leases are personally guaranteed by the majority stockholder.

		June 30, 2005
	2004	(unaudited)

2005	$33,905,043	$—
2006	3,568,078	65,630,828
2007	1,644,408	2,411,792
2008	4,230,600	4,166,177
2009	—	886,627
2010	—	—
Thereafter	—	—

	43,348,129	73,095,424
Amounts representing interest	(5,750,331)	(11,768,314)

	37,597,798	61,327,110
Current capitalized lease obligation	(29,046,753)	(54,446,305)

Capitalized leases less current	$8,551,045	$6,880,805

At December 31, 2004, the amount of capitalized leased assets included in revenue equipment was $48,357,057 at cost with related accumulated depreciation of $11,323,001. At June 30, 2005, the amount of capitalized lease assets included in revenue equipment was $69,615,840 at cost with related accumulated depreciation of $8,045,179. Certain leases require that the Company maintain prescribed financial covenants, such as consolidated tangible net worth, fixed charge coverage ratio, net leverage ratio, and EBITDAR. At December 31, 2004, the Company was in violation of certain of the financial covenants under one of the agreements. As a result, the obligations have been classified as current liabilities at December 31, 2004, and June 30, 2005. In addition, this default has triggered the cross-default provisions of some of the Company’s other revenue equipment leases. These obligations have also been classified as current.

Note 7—Operating lease agreements
The Company leases transportation equipment and buildings under noncancellable leases that expire at dates through 2012. Lease expense under these agreements totaled $5,577,266, $7,886,578, $6,931,918, and $4,074,792 for 2002, 2003, 2004, and the six months ended June 30, 2005, respectively.
At December 31, 2004, and June 30, 2005, the minimum lease payments, exclusive of residual value guarantees, under the terms of the agreements were as follows:

	December 31,	June 30,
Year ending December 31,	2004	2005

2005	$18,699,460	$35,773,472
2006	397,468	397,468
2007	170,000	170,000
2008	75,600	50,400
2009	—	25,200
2010 and thereafter	—	—

	$19,342,528	$36,416,540

Under certain of its operating leases, the Company guarantees residual values for revenue equipment. At the termination of these leases, the Company could be responsible for the excess of the guarantee amounts above the fair market value of the related assets, if any. Aggregate guaranteed residual values were approximately $135,000 and $66,000 at December 31, 2004, and June 30, 2005, respectively. Certain operating leases are subject to financial covenants that require the Company to comply with various provisions agreed to with the lessors. In addition, certain operating lease maturities have been presented as due in 2005 because of cross-defaults triggered by defaults under some of the Company’s debt and capitalized lease obligations.
Note 8—Income taxes
The components of income tax expense consist of:

	2002	2003	2004	June 2004	June 2005

				(unaudited)	(unaudited)
Current federal	$—	$—	$—	$—	$—
Current state—Air One	—	—	—	—	—
Current state—WEI	—	—	—	—	—

Total current federal	—	—	—
Deferred federal	2,976	(49,502)	(29,125)
Deferred state—Air One	942	(6,919)	385	—	—
Deferred state—WEI	94,708	68,674	83,670	19,162	78,235

Total deferred state	95,650	61,755	84,055	19,162	78,235

Total	$98,626	$12,253	$54,930	$19,162	$78,235

Deferred income taxes on the balance sheet include deferred tax assets and liabilities as follows:

	2003	2004	2005

Deferred tax asset
NOL carryforward	$602,009	$623,122	$533,552
Valuation allowance	(77,400)	(86,813)	(86,814)

	524,609	536,309	446,738

Deferred tax liability
Basis of accounting	(199,779)	(236,141)	(184,247)
Depreciation methods	(570,867)	(601,134)	(641,693)

	(770,646)	(837,275)	(825,940)

Total	$(246,037)	$(300,966)	$(379,202)

As of December 31, 2004, WEI had state net operating losses of approximately $2,908,216 and Air One had federal and state net operating losses of approximately $1,134,000. The net operating losses expire beginning in 2015 through 2024.
Note 9—Related party transactions
For information regarding transactions with related parties not otherwise disclosed herein and transactions with VIEs that have been consolidated in the Company’s financial statements, refer to “Note 1 — Summary of significant accounting policies — Principles of consolidation.”
As described below, the Company’s S corporation stockholders obtained unsecured advances to themselves or their affiliated entities. These advances were in the form of cash and payment of personal expenses to third parties. These advances did not bear interest. The aggregate advances for each year were in proportion to such stockholders’ ownership percentages. In each of 2002, 2003, and 2004, the Company distributed a portion of the accumulated advances to the stockholders in proportion to their ownership, effectively extinguishing that portion of the advances. The undistributed portions were carried forward. The amounts distributed were $298,103, $252,106, and $332,684 during the years ended December 31, 2002, 2003, and 2004, respectively.
In addition, compensation expense of $659,555, $304,491, and $139,551 was recorded in the years ended December 31, 2002, 2003, and 2004, respectively, to account for payments made directly to one of the stockholders, and payments made to the Company endorsed to the stockholder or to third parties on his behalf, made by vendors for certain fuel and tire rebates owed to the Company.
In February 2005, the Company concluded a sale-leaseback transaction with a third party relating to 500 trailers. The transaction resulted in a deferred gain of approximately $1,000,000, which is being recognized over the remaining lease term. In connection with this transaction, the third party paid two stockholders an aggregate amount of $876,400 in cash as a sale advisory fee in return for their work in arranging the transaction. The fee has been accounted for as compensation expense in the period paid.

At December 31, 2003, the Company had $97,657 accrued as compensation owed to the minority stockholder. At December 31, 2004, the Company had $6,910 accrued for his pro rata share of distributions unpaid as of the end of the year.
In 2003, Air One sold an aircraft to a corporation that was 50% owned by a stockholder for a $1,658,350 note receivable and $150,000 in cash. The note receivable does not bear interest and remained outstanding at December 31, 2003. In February 2004, the note was paid by the related corporation through the non-cash assumption of a note with a bank totaling $1,658,350.
In August 2003, the Company entered into a month-to-month lease agreement relating to approximately 69 dry van trailers with LLL, LLC, a limited liability company 50% of which is held in trust by one of the Company’s majority stockholders for the majority stockholders’ three daughters. The rental payment is approximately $217 per trailer per month. Revenue equipment rentals include $60,000, $180,000, and $90,000 in 2003, 2004, and the six months ended June 30, 2005, respectively, related to this lease. No amounts had been paid through December 31, 2004, and June 30, 2005, and $60,000, $240,000, and $330,000 are included in accounts payable — related parties.
Accounts receivable — related parties are due upon demand from two entities controlled by the Company’s majority stockholders and an entity in which one of the Company’s majority stockholders expects to acquire a minority equity interest, and consist of the following:

	2003	2004	2005

			(unaudited)
LLL, LLC	277,000	277,000	277,000
M&W, Inc.	1,658,350	80,000	1,113,650
Secure Air Charter, LLC	—	—	359,545

	1,935,350	357,000	1,750,195

In addition to these receivables, non-interest bearing advances to the stockholders of $131,954 were included in accounts receivable—other at June 30, 2005.
Related party employment
The Company employed family members of a stockholder. Compensation paid to the stockholder’s daughters was $72,800 in 2002, $86,270 in 2003, $87,656 in 2004, and $36,010 in the six months ended June 30, 2005.
Another stockholder’s father is employed by the Company in an administrative role. The Company paid him compensation of $47,300 in 2002, $47,050 in 2003, $47,950 in 2004, and $22,500 in the six months ended June 30, 2005.
Note 10—Commitments and contingencies
The Company is party to litigation arising in the ordinary course of business, most of which involves claims for personal injury and property damage incurred in connection with the transportation of freight. The Company maintains insurance to cover liabilities arising from the transportation of freight and other risks for amounts in excess of certain self-insured retentions. In the opinion of management, the Company’s potential exposure is adequately provided for the accompanying consolidated financial statements such that expected adverse results would not have a material effect on the Company’s financial position or results of operations.

The Company was a member of the Tennessee Trucking Association Self-Insurance Group Trust (the “Trust”) for the period beginning July 1, 2002 and ending December 31, 2003. In 2004, the Trust was placed into receivership under the control of the Commissioner of the Tennessee Department of Commerce and Insurance. The State of Tennessee insurance laws provide that all participants are jointly and severally liable for ultimate unpaid claims against the Trust that originated during the period of their participation. Should any member of the Trust be unable to meet the pro rata amount assessed by the Insurance Commissioner of the State of Tennessee, the remaining members would be liable for their pro rata balance. As members of the trust are privately held companies as to which public financial reporting is not available, management is unable to determine the financial position of other members.
The Company has accrued $880,000 for known assessments invoiced through December 31, 2004, and June 30, 2005, and estimated exposure for pending claims, based on information available regarding the net claims held by the Trust and the Company’s estimated portion of these claims, related to the Trust. Management does not anticipate that any future assessments for 2002 claims in excess of reserves will have a material effect on the Company’s financial position or results of operations. However, the Commissioner has not estimated the ultimate claims and losses in excess of assets of the Trust or made assessments with respect to 2003 liabilities. Accordingly, the Company is unable to develop an estimate of the maximum potential future payments under its guarantee to the Trust or any recourse provisions that would enable the Company to recover from third parties any of the amounts paid under the guarantee.
In March 2005, the Internal Revenue Service (“IRS”) commenced an audit of tax returns filed by the Company and its affiliates for the year ended December 31, 2003, and later expanded the scope of the audit to include the year ended December 31, 2002. The IRS could further expand the examination to years not barred by the statute of limitations. The stockholders are liable for any federal income taxes resulting from adjustments to taxable income. The Company could be liable for certain employment taxes if its compensation methods are challenged. Additionally, the Company is liable for state income taxes in those states that do not recognize an S corporation election. If any taxes are imposed, the Company would also owe interest, and possibly penalties, on the underpaid taxes. As of December 31, 2003, and 2004 and June 30, 2005, the Company had accrued $26,483, $91,892, and $91,892, respectively, as its estimated liability in connection with these state filings.
The Company estimates that the maximum potential future payments (undiscounted) under capitalized lease guarantees was approximately $16,162,856 and $12,861,477 at December 31, 2004, and June 30, 2005, respectively. However, the residual guarantees approximate the expected market value at the end of the lease term, and a substantial portion of the revenue equipment is covered by repurchase or trade agreements with the manufacturer. Based on historical transactions and current market conditions, management does not anticipate that any settlements under these agreements will have a material effect on the Company’s financial position or results of operations.
As of June 30, 2005, the Company had on order 150 tractors for delivery through December 2005. These revenue equipment orders represent a capital commitment of $12,550,880, before considering the proceeds of equipment dispositions.

Note 11—Employee benefit plan
The Company contributes to an employee welfare benefit plan (Cafeteria Plan) for the benefit of its employees and their dependents. The plan provides coverage for medical costs of hospitals, doctors, and prescription drugs. The plan was established with an insurance company in 2003. The plan provides specific stop-loss coverage of $25,000 for drivers and $50,000 for administrative employees. Company contributions to the plans for 2003, 2004, and the six months ended June 30, 2005, were $744,650, $1,713,023, and 676,337, respectively.
The Company sponsors a 401(k) plan that covers all employees who have completed one year of service and worked at least 1,000 hours. The plan provides for discretionary matching and additional contributions. The Company did not contribute to the 401(k) plan or match employee contributions in 2002, 2003, 2004, or the six months ended June 30, 2005. Plan administrative expenses are paid by the plan.
Note 12—Non-cash transactions
Non-cash transactions not disclosed elsewhere in these financial statements include the following.
During the six months ended June 30, 2005, the Company purchased equipment totaling approximately $45,872,314 through notes payable and capitalized leases, and the Company retired equipment and reduced notes payable and capitalized leases by approximately $8,646,000.
During the year ended December 31, 2004, the Company purchased equipment totaling approximately $38,508,000 through notes payable and capitalized leases, and the Company retired equipment and reduced notes payable and capitalized leases by approximately $2,719,000
During the year ended December 31, 2003, the Company purchased equipment for approximately $11,765,000 through notes payable and capitalized leases, and the Company retired equipment and reduced notes payable and capitalized leases by $6,327,000. Impaired revenue equipment with a book value of $304,420 was charged to expense in 2003. Air One sold an aircraft to M&W, Inc., a related party, in exchange for a $1,658,350 note receivable.
During the year ended December 31, 2002, the Company purchased equipment for approximately $20,026,690 through notes payable and capitalized leases, and the Company retired equipment and reduced notes payable and capitalized leases by $8,257,000.
Note 13—Subsequent events
Purchase of assets from Western Properties: Subsequent to year end, the Company purchased the headquarters facility previously owned by Western Properties, a general partnership owned by the stockholders of WEI. The property was purchased for approximately $11,900,000 which the Company believes to represent fair market value. The primary assets the Company acquired included 50 acres of land and 94,000 square feet of office and shop buildings. The Company financed the purchase with cash and a $10.2 million mortgage loan from GE Commercial Finance Business Property Corporation.

Note 14—Transactions in connection with proposed initial public offering (unaudited)
Proposed initial public offering: During 2005, Holdings (as defined below) intends to file a registration statement with the Securities and Exchange Commission for an underwritten initial public stock offering of its common stock (the “Offering”).
Holding company formation: WEI was formed in 1990 as a Tennessee corporation. In preparation for the Offering, all of WEI’s existing stockholders formed Western Express Holdings, Inc. (“Holdings”) under the laws of Nevada and agreed to contribute all 100 shares of WEI’s outstanding capital stock to Holdings immediately prior to the consummation of the Offering in exchange for 5,000,000 shares of Holdings’ stock. Holdings has 100,000,000 shares of common stock authorized. Following this contribution and exchange, WEI will be a wholly owned subsidiary of Holdings and WEI’s existing stockholders will become one hundred percent owners of Holdings. All of the financial information in the consolidated financial statements and these notes is presented upon the assumption that the contribution and exchange described above have been effected. Holdings has no operations, assets, or liabilities prior to completion of the transaction described above.
Omnibus incentive plan: The board of directors of Holdings has adopted the 2005 Omnibus Incentive Plan (the “Plan”) contingent upon the closing of the Offering. The Plan authorizes the grant of stock-based awards, including stock options, restricted stock units, stock appreciation rights, and performance units, to employees, directors, and consultants. The number of shares issued or reserved pursuant to the Plan is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends, combinations, and other dilutive changes in the common stock. In such an event, the board of directors, the compensation committee, or other committee designated by the board may adjust outstanding awards as it deems equitable or appropriate.
Additional goodwill. As discussed in Note 2, in conjunction with the Offering, the Company is obligated to pay an additional acquisition purchase price of $2,500,000, which will result in additional goodwill at the time of payment. This amount is included in the 2005 pro forma balance sheet.
Conversion to C corporation: In anticipation of the Offering, the Company expects to convert from an S corporation to a C corporation for federal income tax purposes. The Company expects the conversion to result in a net deferred tax liability of approximately $14,600,000, which will be provided for at the date of the conversion and will be recorded as income tax expense on such date. Management is evaluating tax planning strategies that may afford an opportunity to reduce a portion of this liability prior to the date of the conversion; however, the potential reduction, if any, cannot be determined at this time. Additionally, the Company will reclassify its retained earnings to additional paid-in capital in connection with the termination of the S corporation election. A pro forma balance sheet at June 30, 2005, has been presented to reflect the impact of the conversion to a C corporation.
Pro forma unaudited C corporation income tax expense varies from the amount computed by applying the federal corporate income tax rate of 34% to income before income taxes as follows:

				June 30,	June 30,
	2002	2003	2004	2004	2005

(unaudited)
Expected income tax expense	$851,504	$(390,066)	$536,017	$(203,164)	$537,702
State income taxes, net of federal	99,175	(45,431)	62,430	(23,663)	63,259
Per diem allowances	984,691	1,640,671	1,412,314	706,157	706,157
Other permanent items	69,368	155,007	149,980	74,990	74,990

Total	$2,004,738	$1,360,181	$2,160,741	$554,320	$1,382,108

Note 15—Management’s plans regarding waiver of debt covenants
As disclosed in Notes 3 and 6, the Company was in violation of certain restrictive covenants contained in its revolving credit facility and certain lease agreements. As a result, the revolving credit facility and the long-term portion of certain lease agreements have been classified as current. Management intends to obtain waivers from the specific lenders and lessors in order to become compliant with these agreements. The Company has been successful in obtaining such waivers in prior years. Management has reviewed operating results, has prepared budgets and projections for future periods, and believes the Company will continue to achieve profitable operations. Due to these factors, management believes that the existing lenders and lessors will agree to waive the violations or that alternative financing can be obtained.

                                     shares
Common stock
Prospectus

JPMorgan

Stephens Inc.	BB&T Capital Markets
                      , 2006
You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to the jurisdiction.
Until                   , 2006, all dealers that buy, sell, or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus
Item 13.      Other expenses of issuance and distribution
The following table sets forth the expenses to be paid by the registrant in connection with the offering described in this registration statement. All of such amounts (except the Securities and Exchange Commission (the “SEC”) Registration Fee and NASD Filing Fee) are estimated.

Description	Amount

SEC registration fee		$10,593
NASD filing fee		9,500
Nasdaq National Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees and expenses		*
Blue sky fees and expenses		15,000
Transfer agent and trustee fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be filed by amendment
Item 14.      Indemnification of directors and officers
Article VII of the registrant’s amended and restated articles of incorporation (the “Articles”) and Article X of the registrant’s bylaws (the “Bylaws”) provide that the registrant’s directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by Chapter 78 of the Nevada Revised Statutes. Under the applicable statutory provisions, the registrant may indemnify its directors or officers who were or are a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that they are or were directors or officers of the corporation, or are or were serving at the request of the corporation as directors or officers of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by them in connection with the action, suit, or proceeding, unless it is ultimately determined by a court of competent jurisdiction that they breached their fiduciary duties by intentional misconduct, fraud, or a knowing violation of law or did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the applicable statutory provisions mandate that the registrant indemnify its directors and officers who have been successful on the merits or otherwise in defense of any action, suit, or proceeding against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense. The registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the registrant. The Articles provide that the registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification.
Article VI of the Articles and Article IX of the Bylaws eliminate, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the registrant and its stockholders as a director or officer.
The registrant expects to maintain insurance for directors and officers for liability they may incur while serving in such capacities. The policy limit is expected to be $5.0 million per occurrence, subject to applicable self-insured retention amounts.
Item 15.      Recent sales of unregistered securities
In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):
Contemporaneously with this offering, shares of common stock of the registrant, Western Express Holdings, Inc., a Nevada corporation, will be issued in exchange for shares of Western Express, Inc., a Tennessee corporation. This exchange will be made to create the registrant’s holding company structure. The transaction will comprise a plan of tax-free transfer to a controlled corporation pursuant to Section 351 of the Internal Revenue Code of 1986, as amended.
The registrant believes that this transaction will be exempt from registration because the subject securities will be issued to sophisticated investors in a transaction that will not involve the public offer or sale of securities, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and the SEC rules promulgated thereunder. No underwriters, brokers, or finders will be involved in the above transaction.
Item 16.      Exhibits and financial statement schedules
(a) Exhibits
A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference pursuant to Rule 411 under the Securities Act.
(b) Financial statement schedules
All schedules are omitted because they are not required or are not applicable, or the information is included in the consolidated financial statements or the notes thereto.
Item 17.      Undertakings
(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions set forth in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of the registrant’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on November 14, 2005.

WESTERN EXPRESS HOLDINGS, INC.

By:	/s/ Wayne Wise

Name: Wayne Wise

Title:	Chief Executive Officer, President, and Sole Director

Powers of Attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne Wise, Paul L. Wieck, Richard L. Prickett, Jr., Mark A. Scudder, and Heidi Hornung-Scherr, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead in any and all capacities, to sign this registration statement and any and all amendments to this registration statement, including post-effective amendments, and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does grant unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and powers of attorney have been signed on November 14, 2005, by the following persons in the capacities indicated.

Name and Signature	Title

/s/ Wayne Wise Wayne Wise	Chief Executive Officer, President (Principal Executive Officer), and Sole Director

/s/ Richard L. Prickett, Jr. Richard L. Prickett, Jr.	Executive Vice President, Chief Financial Officer, Treasurer, and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)

Exhibit index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Articles of Incorporation
3.2		Bylaws
4.1		Amended and Restated Articles of Incorporation filed as Exhibit 3.1 to this registration statement and incorporated herein by reference
4.2		Bylaws filed as Exhibit 3.2 to this registration statement and incorporated herein by reference
5	.1*	Opinion of Scudder Law Firm, P.C., L.L.O
10.1		Revolving Credit and Security Agreement, dated March 31, 2004, between Western Express, Inc. and CapitalSource Finance LLC
10	.2*	First Amendment and Waiver, dated January 31, 2005, to Revolving Credit and Security Agreement, dated March 31, 2004, between Western Express, Inc. and CapitalSource Finance LLC
10	.3*	Second Amendment and Consent, dated September 30, 2005, to Revolving Credit and Security Agreement, dated March 31, 2004, between Western Express, Inc. and CapitalSource Finance LLC
10.4		Commercial Real Estate Sale Contract, dated August 19, 2005, between Western Properties and Western Express, Inc.
10.5		Promissory Note, dated September 29, 2005, by Western Express, Inc. to GE Commercial Finance Business Property Corporation
10.6		Deed of Trust, dated September 29, 2005, by Western Express, Inc. in favor of Marcy Hardee for the benefit of GE Commercial Finance Business Property Corporation
10.7		Western Express Holdings, Inc. 2005 Omnibus Incentive Plan
10	.8*	Form of Western Express Holdings, Inc. 2005 Omnibus Incentive Plan Award Notice for Incentive Stock Options
10	.9*	Form of Western Express Holdings, Inc. 2005 Omnibus Incentive Plan Award Notice for Non-Qualified Stock Options
10	.10*	Form of Western Express Holdings, Inc. 2005 Omnibus Incentive Plan Award Notice for Restricted Stock Unit Awards
10.11		DaimlerChrysler Service Truck Finance Lease Agreement (Open-End), dated August 27, 2004, between Neely Coble Company Inc. and Western Express, Inc.
10.12		Master Lease Agreement, dated January 23, 1997, between Volvo Truck Finance North America, Inc. and Western Express, Inc.
10.13		Master Lease Agreement, dated September 14, 2004, between CEF 2002, LLC (an affiliate of General Electric Capital Corporation) and Western Express, Inc.
10	.14*	Waiver and Modification Agreement dated March 31, 2005, between Western Express, Inc. and General Electric Capital Corporation
10.15		Vehicle Lease Agreement, dated July 25, 2002, between Transport International Pool, Inc. and Western Express, Inc.

Exhibit
Number		Description

10.16		Equipment Lease or Rental Agreement, dated August 7, 2003, between LLL, LLC and Western Express, Inc.
10.17		Amendment No. 1 to Memorandum of Agreement, dated October 6, 2005, between LLL, LLC and Western Express, Inc.
10.18		Exchange Agreement, dated October 21, 2005, among Wayne Wise, Donna Wise, Paul Wieck, and Western Express Holdings, Inc.
21.1		Subsidiaries of Western Express Holdings, Inc.
23	.1*	Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5.1)
23.2		Consent of Crowe Chizek and Company LLC, independent registered public accounting firm
24.1		Powers of Attorney (included on signature page of this registration statement)

* To be filed by amendment.